SEC Number	PW-55

File Number

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-Q
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

September 30, 2015
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

November 3, 2015

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulations Dept.

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.2, we submit herewith two (2) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the nine (9) months ended September 30, 2015.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	Q	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

jacabal@pldt.com.ph	(02) 816-8534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,830 as at September30, 2015	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl A. Cabal-Revilla	jacabal@pldt.com.ph	(02) 816-8534

Contact Person’s Address
11/F Ramon Cojuangco Bldg. Makati Ave., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND
SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended September 30, 2015

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:(SEC Use Only)
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721

	Address of registrant’s principal office	Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each ClassNumber of Shares of Common Stock Outstanding
Common Capital Stock, Php5 par value	216,055,775 shares as at September 30, 2015

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a)	has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ]No [ ]

TABLE OF CONTENTS
PART I - FINANCIAL INFORMATION	1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Performance Indicators	3
Overview	4
Management’s Financial Review	5
Results of Operations	6
Wireless	9
Revenues	9
Expenses	17
Other Expenses	18
Provision for Income Tax	18
Net Income	18
EBITDA	19
Core Income	19
Fixed Line	19
Revenues	19
Expenses	22
Other Income (Expenses)	24
Provision for Income Tax	24
Net Income	24
EBITDA	25
Core Income	25
Others	25
Other Income – Net	25
Net Income	25
Core Income	25
Liquidity and Capital Resources	26
Operating Activities	27
Investing Activities	27
Financing Activities	27
Off-Balance Sheet Arrangements	29
Equity Financing	29
Contractual Obligations and Commercial Commitments	30
Quantitative and Qualitative Disclosures about Market Risks	31
Impact of Inflation and Changing Prices	31
PART II – OTHER INFORMATION	31
Related Party Transactions	33
ANNEX – Aging of Accounts Receivable	A-1
Financial Soundness Indicators	A-2
SIGNATURES	S-1

PART I – FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements

Our consolidated financial statements as at September 30, 2015 (unaudited) and December 31, 2014 (audited) and for the nine months ended September 30, 2015 and 2014 (unaudited) and related notes (pages F-1 to F-166) are filed as part of this report on Form 17-Q.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php46.83 to US$1.00, the volume weighted average exchange rate as at September 30, 2015 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.
Financial Highlights and Key Performance Indicators

	Nine Months ended September 30,		Increase (Decrease)
	2015	2014(1)	Amount	%
(in millions, except for EBITDA margin, earnings per common share, net debt to equity ratio and operational data)
Consolidated Income Statement
Revenues	127,871	127,321	550	–
Expenses	95,797	93,372	2,425	3
Other income	619	2,754	(2,135)	(78)
Income before income tax	32,693	36,703	(4,010)	(11)
Net income for the period	25,355	27,937	(2,582)	(9)
Core income	27,077	28,561	(1,484)	(5)
EBITDA	54,066	56,936	(2,870)	(5)
EBITDA margin(2)	44%	46%	–	–
Reported earnings per common share:
Basic	117.07	129.19	(12.12)	(9)
Diluted	117.07	129.19	(12.12)	(9)
Core earnings per common share(3):
Basic	125.11	131.99	(6.88)	(5)
Diluted	125.11	131.99	(6.88)	(5)

	September 30,	December 31,	Increase (Decrease)
	2015	2014	Amount	%
Consolidated Statements of Financial Position
Total assets	433,709	436,295	(2,586)	(1)
Property, plant and equipment	192,696	191,984	712	–
Cash and cash equivalents and short-term investments	35,063	27,302	7,761	28
Total equity attributable to equity holders of PLDT	110,389	134,364	(23,975)	(18)
Long-term debt, including current portion	150,535	130,123	20,412	16
Net debt(4) to equity ratio	1.05x	0.77x	–	–

	Nine Months ended September 30,		Increase (Decrease)
	2015	2014	Amount	%
Consolidated Statements of Cash Flows
Net cash provided by operating activities	47,796	46,573	1,223	3
Net cash used in investing activities	(18,451)	(36,589)	18,138	(50)
Capital expenditures	23,297	15,981	7,316	46
Net cash used in financing activities	(22,596)	(18,517)	(4,079)	22
Operational Data
Number of cellular subscribers	67,002,843	69,030,744	(2,027,901)	(3)
Number of fixed line subscribers	2,285,952	2,184,865	101,087	5
Number of broadband subscribers:	5,014,389	3,763,853	1,250,536	33
Fixed Line	1,224,735	1,069,013	155,722	15
Wireless	3,789,654	2,694,840	1,094,814	41
Number of employees:	17,133	17,399	(266)	(2)
Fixed Line	9,523	9,662	(139)	(1)
LEC	6,966	7,453	(487)	(6)
Others	2,557	2,209	348	16
Wireless	7,610	7,737	(127)	(2)

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

(2) EBITDA margin for the period is measured as EBITDA divided by service revenues.

(3) Core earnings per common share, or EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.

(4) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable).

		Weighted average rates
Exchange Rates – per US$	Month-end rates	during the period
September 30, 2015	46.83	45.07
December 31, 2014	44.74	44.40
September 30, 2014	44.88	44.26
December 31, 2013	44.40	42.44

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income – net. EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization, and financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the basis for management’s decision to allocate resources and evaluate operating performance:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Digital Mobile Philippines, Inc., or DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digital Telecommunications Philippines, Inc., or Digitel, our cellular service providers; Voyager Innovations, Inc., or Voyager, and certain subsidiaries, our mobile applications developers and mobile payment services provider; Smart Broadband, Inc., or SBI, and subsidiary and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; Chikka Holdings Limited, or Chikka, and its subsidiaries, or Chikka Group, our wireless content operators; ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global Corporation, or PLDT Global, and certain subsidiaries and Digitel, all of which together account for approximately 5% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, and Curo Teknika, Inc.; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation provided by Talas Data Intelligence, Inc., or Talas; distribution of Filipino channels and content provided by Pilipinas Global Network Limited and its subsidiaries; air transportation services provided by Pacific Global One Aviation Co., Inc.; and bills printing and other value-added services, or VAS, related services provided by ePDS, Inc., or ePDS; and

•	Others — PLDT Global Investment Holdings, Inc., Mabuhay Investments Corporation, PLDT Global Investments Corporation, PLDT Communications and Energy Ventures, Inc., or PCEV, PLDT Digital Investments Pte. Ltd., or PLDT Digital, and its subsidiary, our investment companies.

As at September 30, 2015, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated EBITDA and our consolidated core income to our consolidated net income for the nine months ended September 30, 2015 and 2014 are set forth below.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the nine months ended September 30, 2015 and 2014:

	2015	2014(1)
	(in millions)
EBITDA	54,066	56,936
Add (deduct) adjustments:
Equity share in net earnings of associates and joint ventures	2,668	2,687
Interest income	590	567
Gains on derivative financial instruments – net	447	13
Asset impairment	–	(228)
Foreign exchange losses – net	(2,523)	(741)
Amortization of intangible assets	(805)	(862)
Financing costs – net	(4,550)	(3,855)
Provision for income tax	(7,338)	(8,766)
Depreciation and amortization	(21,187)	(21,897)
Other income – net	3,987	4,083
Total adjustments	(28,711)	(28,999)
Consolidated net income	25,355	27,937

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the nine months ended September 30, 2015 and 2014:

	2015	2014
	(in millions)
Consolidated core income	27,077	28,561

Add (deduct) adjustments:
Foreign exchange losses – net	(2,523)	(741)
Net income (loss) attributable to noncontrolling interests	16	(20)
Asset impairment	–	(228)
Core loss adjustment on equity share in net losses of associates and joint ventures	(87)	(24)
Gain on derivative financial instruments – net, excluding hedge costs	687	244
Net tax effect of aforementioned adjustments	185	145
Total adjustments	(1,722)	(624)
Consolidated net income	25,355	27,937

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income/segment profit, EBITDA, EBITDA margin and core income for the nine months ended September 30, 2015 and 2014. In each of the nine months ended September 30, 2015 and 2014, we generated majority of our revenues from our operations within the Philippines.

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
		(in millions)
For the nine months ended September 30, 2015
Revenues	86,755	50,922	–	(9,806)	127,871
Expenses	63,888	42,657	52	(10,800)	95,797
Other income (expenses)	(1,792)	(1,934)	5,339	(994)	619
Income before income tax	21,075	6,331	5,287	–	32,693
Provision for income tax	5,253	1,965	120	–	7,338
Net income/Segment profit	15,822	4,366	5,167	–	25,355
EBITDA	35,196	17,928	(52)	994	54,066
EBITDA margin(1)	42%	37%	–	(10%)	44%
Core income	16,835	4,582	5,660	–	27,077
For the nine months ended September 30, 2014(2)
Revenues	88,897	49,113	–	(10,689)	127,321
Expenses	63,704	41,264	56	(11,652)	93,372
Other income (expenses)	(925)	277	4,365	(963)	2,754
Income before income tax	24,268	8,126	4,309	–	36,703
Provision for income tax	6,431	2,258	77	–	8,766
Net income/Segment profit	17,837	5,868	4,232	–	27,937
EBITDA	37,914	18,115	(56)	963	56,936
EBITDA margin(1)	44%	38%	–	(9%)	46%
Core income	18,349	5,925	4,287	–	28,561
Increase (Decrease)
Revenues	(2,142)	1,809	–	883	550
Expenses	184	1,393	(4)	852	2,425
Other income (expenses)	(867)	(2,211)	974	(31)	(2,135)
Income before income tax	(3,193)	(1,795)	978	–	(4,010)
Provision for income tax	(1,178)	(293)	43	–	(1,428)
Net income/Segment profit	(2,015)	(1,502)	935	–	(2,582)
EBITDA	(2,718)	(187)	4	31	(2,870)
Core income	(1,514)	(1,343)	1,373	–	(1,484)

(1) EBITDA margin for the period is measured as EBITDA divided by service revenues.

(2) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php127,871 million for the nine months ended September 30, 2015, an increase of Php550 million as compared with Php127,321 million in the same period in 2014, primarily due to higher revenues from data and other network, local exchange and miscellaneous services from our fixed line business, higher wireless broadband and digital revenues, and an increase in our non-service revenues, partially offset by lower revenues from cellular, and satellite and other services from our wireless business, and lower revenues from international and national long distance services from our fixed line business.

The following table shows the breakdown of our consolidated revenues by business segment for the nine months ended September 30, 2015 and 2014:

					Change
	2015	%	2014(1)	% Amount		%
			(in millions)
Wireless	86,755	68	88,897	70	(2,142)	(2)
Fixed line	50,922	40	49,113	38	1,809	4
Inter-segment transactions	(9,806)	(8)	(10,689)	(8)	883	(8)

Consolidated	127,871	100	127,321	100	550	–

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Expenses

Consolidated expenses increased by Php2,425 million, or 3%, to Php95,757 million for the nine months ended September 30, 2015 from Php93,372 million in the same period in 2014, as a result of higher expenses related to cost of sales, asset impairment, professional and other contracted services, compensation and employee benefits, taxes and licenses, and repairs and maintenance, partially offset by lower expenses related to depreciation and amortization, selling and promotions, communication, training and travel, amortization of intangible assets, rent and other operating expenses.

The following table shows the breakdown of our consolidated expenses by business segment for the nine months ended September 30, 2015 and 2014:

						Change
	2015	%	2014(1)		% Amount		%
			(in millions)
Wireless	63,888	67	63,704		68	184	–
Fixed line	42,657	44	41,264	,776	44	1,393	3
Others	52	–	56		–	(4)	(7)
Inter-segment transactions	(10,800)	(11)	(11,652)		(12)	852	(7)

Consolidated	95,797	100	93,372		100	2,425	3

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Other Income

Consolidated other income amounted to Php619 million for the nine months ended September 30, 2015, a decrease of Php2,135 million, or 78%, from Php2,754 million for the same period in 2014, primarily due to the combined effects of the following: (i) higher foreign exchange losses by Php1,782 million on account of revaluation of net foreign currency-denominated liabilities due to higher depreciation of the Philippine peso relative to the U.S. dollar to Php46.83 as at September 30, 2015 from Php44.74 as at December 31, 2014 compared with Php44.88 as at September 30, 2014 from Php44.40 as at December 31, 2013; (ii) higher net financing costs by Php695 million due to higher outstanding loan balance and weighted average interest rate, a weaker weighted average foreign exchange rate as at September 30, 2015 and a decrease in capitalized interest, partly offset by lower financing charges; (iii) a decrease in other income by Php96 million due to a gain on purchase price adjustment in 2014 in relation to the acquisition of Digitel, and lower gain on insurance claims, partially offset by higher realized portion of deferred gain on the sale of Meralco shares, an increase in income from consultancy and higher rental income; (iv) a decrease in equity share in net earnings of associates due to share in net losses of Cignal TV, Inc., or Cignal TV, for the nine months ended September 30, 2015, partially offset by higher net earnings of Asia Outsourcing Beta Limited, or Beta, and Beacon Electronic Asset Holdings, Inc., or Beacon; (v) higher interest income due to higher weighted average peso and dollar interest rates, increase in principal amount of dollar temporary cash investments and the depreciation of the Philippine peso to the U.S. dollar, partly offset by lower principal amount of peso temporary cash investments; and
(vi) higher gains on derivative financial instruments by Php434 million in the nine months ended September 30, 2015 on account of mark-to-market gain on forward purchase contracts due to higher level of depreciation of the Philippine peso relative to the U.S. dollar in the nine months of 2015 from the same period in 2014 and wider dollar and peso interest rate differentials.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the nine months ended September 30, 2015 and 2014:

			Change
	2015	2014(1)	Amount	%
		(in millions)
Wireless	(1,792)	(925)	(867)	94
Fixed line	(1,934)	277	(2,211)	(798)
Others	5,339	4,365	974	22
Inter-segment transactions	(994)	(963)	(31)	3

Consolidated	619	2,754	(2,135)	(78)

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Net Income

Consolidated net income decreased by Php2,582 million, or 9%, to Php25,355 million for the nine months ended September 30, 2015, from Php27,937 million in the same period in 2014. The decrease was mainly due to the combined effects of the following: (i) a decrease in consolidated other income – net by Php2,135 million; (ii) an increase in consolidated expenses by Php2,425 million; (iii) a decrease in consolidated provision for income tax by Php1,428 million; and (iv) an increase in consolidated revenues by Php550 million. Our consolidated basic and diluted EPS decreased to Php117.07 for the nine months ended September 30, 2015 from consolidated basic and diluted EPS of Php129.19 in the same period in 2014. Our weighted average number of outstanding common shares was approximately 216.06 million in each of the nine months ended September 30, 2015 and 2014.

The following table shows the breakdown of our consolidated net income by business segment for the nine months ended September 30, 2015 and 2014:

					Change
	2015	%	2014	%	Amount	%
			(in millions)
Wireless	15,822	63	17,837	64	(2,015)	(11)
Fixed line	4,366	17	5,868	21	(1,502)	(26)
Others	5,167	20	4,232	15	935	22
Consolidated	25,355	100	27,937	100	(2,582)	(9)

EBITDA

Our consolidated EBITDA amounted to Php54,066 million for the nine months ended September 30, 2015, a decrease of Php2,870 million, or 5%, as compared with Php56,936 million in the same period in 2014, primarily due to higher cost of sales and operating expenses driven by professional and other contracted services, compensation and employee benefits, taxes and licenses, and repairs and maintenance, and higher provision for doubtful accounts, partially offset by lower expenses relating to selling and promotions, communication, training and travel, rent, and other operating expenses, as well as higher consolidated revenues.

The following table shows the breakdown of our consolidated EBITDA from continuing operations by business segment for the nine months ended September 30, 2015 and 2014:

						Change
	2015	%	2014(1)%			Amount	%
			(in millions)
Wireless	35,196	65	37,914	66		(2,718)	(7)
Fixed line	17,928	33	18,115	32		(187)	(1)
Others	(52)	–	(56)	–		4	(7)
Inter-segment transactions	994	2	963	2	199	31	3

Continuing operations	54,066	100	56,936	100		(2,870)	(5)

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Core Income

Our consolidated core income amounted to Php27,077 million for the nine months ended September 30, 2015, a decrease of Php1,484 million, or 5%, as compared with Php28,561 million in the same period in 2014, primarily due to higher consolidated operating expenses and lower other income, partially offset by lower provision for income tax and higher consolidated revenues. Our consolidated basic and diluted core EPS, decreased to Php125.11 for the nine months ended September 30, 2015 from Php131.99 in the same period in 2014.

The following table shows the breakdown of our consolidated core income by business segment for the nine months ended September 30, 2015 and 2014:

					Change
	2015	%	2014	%	Amount	%
			(in millions)
Wireless	16,835	62	18,349	64	(1,514)	(8)
Fixed line	4,582	17	5,925	21	(1,343)	(23)
Others	5,660	21	4,287	15	1,373	32
Consolidated	27,077	100	28,561	100	(1,484)	(5)

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php86,755 million for the nine months ended September 30, 2015, a decrease of Php2,142 million, or 2%, from Php88,897 million in the same period in 2014.

The following table summarizes our total revenues from our wireless business for the nine months ended September 30, 2015 and 2014 by service segment:

					Increase (Decrease)
	2015	%	2014(1)	% Amount		%
			(in millions)
Service Revenues:
Cellular	73,594	85	77,002	87	(3,408)	(4)
Wireless broadband and others
Wireless broadband	8,046	9	7,532	8	514	7
Others	733	1	900	1	(167)	(19)
Digital	861	1	686	1	175	26

	83,234	96	86,120	97	(2,886)	(3)
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems	3,521	4	2,777	3	744	27

Total Wireless Revenues	86,755	100	88,897	100	(2,142)	(2)

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Service Revenues

Our wireless service revenues for the nine months ended September 30, 2015 decreased by Php2,886 million, or 3%, to Php83,234 million as compared with Php86,120 million in the same period in 2014, mainly as a result of lower revenues from voice and text messaging services, as well as other services, partially offset by higher revenues from mobile internet, broadband and Digital revenues. As a percentage of our total wireless revenues, service revenues accounted for 96% and 97% for the nine months ended September 30, 2015 and 2014, respectively.

Cellular Service

Our cellular service revenues for the nine months ended September 30, 2015 amounted to Php73,594 million, a decrease of Php3,408 million, or 4%, from Php77,002 million in the same period in 2014. Cellular service revenues accounted for 88% and 89% of our wireless service revenues for the nine months ended September 30, 2015 and 2014, respectively.

We have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. These include load buckets which provide a fixed number of messages, calls of preset duration and data allowance with prescribed validity. Smart and Sun Cellular also provide buckets which offer voice, text and hybrid bundles available to all networks, as well as packages with unlimited on-net voice, text, volume-based data, and combinations thereof, denominations of which depend on the duration and nature of the packages.

In September 2014, we launched Free Mobile Internet, the first of many promotions designed to stimulate data usage. Free Mobile Internet provided subscribers with up to 30MB of data usage per day, free of charge, exclusive of video streaming, voice over internet protocol and messaging applications. The promotion ran until February 28, 2015 and was subsequently replaced by our Internet for All promotion, whereby Smart, TNT (formerly Talk ‘N Text) and Sun Cellular prepaid subscribers could enjoy up to 30MB of data usage per day when they register to top prepaid offers. This promotion was valid until June 15, 2015. In conjunction with this, we also offered Smart Big Bytes, a volume-based data offering, which can be used by Smart Prepaid and Postpaid, as well as SmartBro Prepaid and Postpaid subscribers, varying from up to 5MB of data usage per day, to up to 18GB of data usage for 30 days, plus bonus access to the more popular apps depending on the availed prepaid buckets.

On March 18, 2015, Smart became the first telecommunications provider to launch Internet.org in the Philippines and in Southeast Asia. This Facebook-led initiative aims to make mobile internet services available to two-thirds of the world who are not yet connected. Bannering the Internet.org app launch in the Philippines is TNT, which targets the larger mass segment of the population.  With Internet.org on their mobile phones, cellular subscribers of Smart, TNT and Sun Cellular nationwide may enjoy free access to a buffet of 24 websites featuring informative and practical content, including Facebook and Facebook Messenger. Subscribers may download the Internet.org app from the Google Play Store.

On June 19, 2015, we introduced the ‘Smart Life’ where we aim to provide our customers with “Entertainment On-the-Go, Convenience On-the-Go, Peace of Mind On-the-Go” via digital services like iFlix, Viewstream for video, Deezer or Spinnr for music and PLDT Home’s FAM CAM.

On July 7, 2015, we continued to build on the Smart Life by offering Free Instagram to Smart Prepaid subscribers. Subscribers are able to enjoy free Instagram browsing and posting for up to 30MB per day when they register to top prepaid offers.

On September 8, 2015, we announced a partnership with Uber, the world’s largest ride-sharing technology company as part of our “Convenience On-the-Go” portfolio. The exclusive partnership was kicked off with a promo that provided, until October 31, 2015, two free Uber rides worth Php300 each to Smart subscribers who are also first-time users of the Uber service. The partnership also features the installation of free in-car Smart WiFi for Uber passengers, a first in Southeast Asia. We have also introduced exclusive voice and data packages, bundles and add-ons for Uber partner drivers.

In addition, we announced last October 29, 2015 another partnership with Airbnb, the world’s leading community-driven hospitality company. The exclusive partnership offers a complete and more convenient travel experience for millions of Filipinos, no matter what their destination in the country and overseas. From October 29, 2015 until January 2016, all Smart subscribers will receive a Php2,500 Airbnb discount for a minimum of Php8,000 booking at any accommodation partner here and abroad listed at Airbnb.

Smart also continues to grow the Mobile Broadband category with our new campaign for the SmartBro Pocket WiFi where subscribers can “Share the Smart Life” with the biggest amount of data from the country’s biggest broadband network.

The following table shows the breakdown of our cellular service revenues for the nine months ended September 30, 2015 and 2014:

			Increase (Decrease)
	2015	2014(1)	Amount	%
		(in millions)
Cellular service revenues	73,594	77,002	(3,408)	(4)
By service type	72,072	75,419	(3,347)	(4)
Prepaid	54,483	59,575	(5,092)	(9)
Postpaid	17,589	15,844	1,745	11
By component	72,072	75,419	(3,347)	(4)
Voice	34,509	38,139	(3,630)	(10)
Data	37,563	37,280	283	1
Others(2)	1,522	1,583	(61)	(4)

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

(2) Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from Smart Money, PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from and other Smart subsidiaries.

The following table shows other key measures of our cellular business as at and for the nine months ended September 30, 2015 and 2014:

			Increase (Decrease)
	2015	2014	Amount	%
Cellular subscriber base	67,002,843	69,030,744	(2,027,901)	(3)
Prepaid	64,082,775	66,374,421	(2,291,646)	(3)
Smart	23,390,886	24,735,917	(1,345,031)	(5)
TNT	27,708,831	27,784,781	(75,950)	–
Sun Cellular	12,983,058	13,853,723	(870,665)	(6)
Postpaid	2,920,068	2,656,323	263,745	10
Sun Cellular	1,736,072	1,650,199	85,873	5
Smart	1,183,996	1,006,124	177,872	18
Systemwide traffic volumes (in million minutes)
Calls	40,894	39,962	932	2
Domestic	38,985	37,468	1,517	4
Inbound	754	827	(73)	(9)
Outbound	38,231	36,641	1,590	4
International(1)	1,909	2,494	(585)	(23)
Inbound	1,643	2,133	(490)	(23)
Outbound	266	361	(95)	(26)

SMS/Data count (in million hits)	289,065	321,947	(32,882)	(10)
Text messages	287,629	320,507	(32,878)	(10)
Domestic	286,972	319,845	(32,873)	(10)
Bucket-Priced/Unlimited	260,576	296,592	(36,016)	(12)
Standard	26,396	23,253	3,143	14
International	657	662	(5)	(1)
Value-Added Services	1,436	1,440	(4)	–

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Revenues generated from our prepaid cellular services amounted to Php54,483 million for the nine months ended September 30, 2015, a decrease of Php5,092 million, or 9%, as compared with Php59,575 million in the same period in 2014. Prepaid cellular service revenues accounted for 76% and 79% of cellular voice and data revenues for the nine months ended September 30, 2015 and 2014, respectively. The decrease in revenues from our prepaid cellular services was primarily due to lower voice and text messaging revenues, partially offset by an increase in mobile internet revenues. Revenues generated from postpaid cellular service amounted to Php17,589 million for the nine months ended September 30, 2015, an increase of Php1,745 million, or 11%, as compared with Php15,844 million earned in the same period in 2014, and accounted for 24% and 21% of cellular voice and data revenues for the nine months ended September 30, 2015 and 2014, respectively. The increase in our postpaid cellular service revenues was primarily due to a higher postpaid subscriber base.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voicemail and outbound international roaming, decreased by Php3,630 million, or 10%, to Php34,509 million for the nine months ended September 30, 2015 from Php38,139 million in the same period in 2014 primarily due to lower international and domestic voice revenues, and preference for alternative calling options and other over-the-top, or OTT, services such as Viber, Facebook Messenger, etc. Cellular voice services accounted for 47% and 50% of our cellular service revenues for the nine months ended September 30, 2015 and 2014, respectively.

The following table shows the breakdown of our cellular voice revenues for the nine months ended September 30, 2015 and 2014:

			Decrease
	2015	2014(1)	Amount	%
		(in millions)
Voice services:
Domestic
Inbound	2,928	3,189	(261)	(8)
Outbound	23,156	24,163	(1,007)	(4)

	26,084	27,352	(1,268)	(5)

International
Inbound	7,340	9,362	(2,022)	(22)
Outbound	1,085	1,425	(340)	(24)

	8,425	10,787	(2,362)	(22)

Total	34,509	38,139	(3,630)	(10)

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Domestic voice service revenues decreased by Php1,268 million, or 5%, to Php26,084 million for the nine months ended September 30, 2015 from Php27,352 million in the same period in 2014, due to lower domestic outbound and inbound voice service revenues by Php1,007 million and Php261 million, respectively.

Revenues from our domestic inbound voice service decreased by Php261 million, or 8%, to Php2,928 million for the nine months ended September 30, 2015 from Php3,189 million in the same period in 2014 due to lower traffic originating from other mobile carriers. Domestic inbound call volumes decreased by 73 million minutes, or 9%, to 754 million minutes for the nine months ended September 30, 2015 from 827 million minutes in the same period in 2014.

Revenues from domestic outbound voice service decreased by Php1,007 million, or 4%, to Php23,156 million for the nine months ended September 30, 2015 from Php24,163 million in the same period in 2014 mainly due to lower standard and bucket voice revenues. Domestic outbound call volumes, however, increased by 1,590 million minutes, or 4%, to 38,231 million minutes for the nine months ended September 30, 2015 from 36,641 million minutes in the same period in 2014 resulting in lower yield. The increase was primarily attributable to higher unlimited voice traffic, partially offset by lower standard and bucket voice traffic.

International voice service revenues decreased by Php2,362 million, or 22%, to Php8,425 million for the nine months ended September 30, 2015 from Php10,787 million in the same period in 2014 primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic, partially offset by the effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar. International inbound and outbound calls totaled 1,909 million minutes for the nine months ended September 30, 2015, a decrease of 585 million minutes, or 23%, from 2,494 million minutes in the same period in 2014.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS and mobile internet, increased by Php283 million, or 1%, to Php37,563 million for the nine months ended September 30, 2015 from Php37,280 million in the same period in 2014 primarily due to higher mobile internet revenues, partially offset by lower text messaging revenues. Cellular data services accounted for 51% and 48% of our cellular service revenues for the nine months ended September 30, 2015 and 2014, respectively.

The following table shows the breakdown of our cellular data service revenues for the nine months ended September 30, 2015 and 2014:

			Increase (Decrease)
	2015	2014(1)	Amount	%
		(in millions)
Text messaging
Domestic	26,749	27,500	(751)	(3)
Bucket-Priced/Unlimited	18,490	19,042	(552)	(3)
Standard	8,259	8,458	(199)	(2)
International	1,963	2,416	(453)	(19)

	28,712	29,916	(1,204)	(4)

Mobile internet(2)	7,649	6,107	1,542	25
Value-added services(3)	1,202	1,257	(55)	(4)
Total	37,563	37,280	283	1

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

(2) Includes revenues from web-based services, net of allocated discounts and content provider costs.

(3) Includes revenues from SMS-based VAS (info-on-demand and voice text services, net of allocated discounts and content provider costs); multi-media messaging system, or MMS-based VAS (point-to-point MMS and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs); Pasa Load/Give-a-load (which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers and Dial *SOS which allows Smart and TNT prepaid subscribers to borrow a minimum of Php4 worth of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up); and revenues for financial services which include revenues from Smart Money Clicks via Smart Menu and mobile banking. Smart Money Clicks includes the following services: balance inquiry, re-load prepaid accounts, bills payment, card management and internet purchases.

Text messaging-related services contributed revenues of Php28,712 million for the nine months ended September 30, 2015, a decrease of Php1,204 million, or 4%, as compared with Php29,916 million in the same period in 2014, and accounted for 76% and 80% of our total cellular data service revenues for the nine months ended September 30, 2015 and 2014, respectively. The decrease in revenues from text messaging-related services resulted mainly from lower bucket-priced/unlimited and standard SMS, as well as lower international text messaging revenues. Text messaging revenues from various bucket-priced/unlimited SMS offers totaled Php18,490 million for the nine months ended September 30, 2015, a decrease of Php552 million, or 3%, as compared with Php19,042 million in the same period in 2014. Bucket-priced/unlimited text messages decreased by 36,016 million, or 12%, to 260,576 million for the nine months ended September 30, 2015 from 296,592 million in the same period in 2014.

Standard text messaging revenues, which include inbound and outbound standard SMS revenues, decreased by Php199 million, or 2%, to Php8,259 million for the nine months ended September 30, 2015 from Php8,458 million in the same period in 2014, mainly due to a decrease in outbound standard SMS revenues primarily as a result of increased preference for messaging through various mobile apps, social networking sites and other OTT services, partly offset by an increase in domestic inbound SMS revenues. Inbound standard text messages increased by 4,513 million, or 31%, to 18,848 million for the nine months ended September 30, 2015 from 14,335 million in the same period in 2014, partially offset by the decline in outbound standard text messages by 1,370 million, or 15%, to 7,548 million for the nine months ended September 30, 2015 from 8,918 million in the same period in 2014.

International text messaging revenues amounted to Php1,963 million for the nine months ended September 30, 2015, a decrease of Php453 million, or 19%, from Php2,416 million in the same period in 2014. The decline in revenues was mainly due to lower international SMS rates driven by various promotions launched, enhanced bucket offers, partly offset by the favorable effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar.

Mobile internet service revenues increased by Php1,542 million, or 25%, to Php7,649 million for the nine months ended September 30, 2015 from Php6,107 million in the same period in 2014 as a result of higher traffic for mobile internet browsing mainly due to prevalent use of mobile apps, social networking sites and other OTT services. Mobile internet usage includes traffic generated from various promotions previously launched, such as Free Mobile Internet, Internet for All and Free Instagram. Other data offerings, such as Internet.org, Smart Big Bytes and Smart Life Entertainment bundles, were also introduced during the year to boost data usage.

Cellular – Others

Revenues from our other cellular services, which include non-subscriber-related revenues consisting of inbound international roaming fees and share in revenues from PLDT WeRoam and PLP, decreased by Php61 million, or 4%, to Php1,522 million for the nine months ended September 30, 2015 from Php1,583 million in the same period in 2014 primarily due to lower revenues from inbound roaming. Other cellular services accounted for 2% of our cellular service revenues in each of the nine months ended September 30, 2015 and 2014.

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

As at September 30, 2015, our cellular subscribers totaled 67,002,843 a decrease of 2,027,901, or 3%, from the cellular subscriber base of 69,030,744 as at September 30, 2014. Our cellular prepaid subscriber base decreased by 2,291,646, or 3%, to 64,082,775 as at September 30, 2015 from 66,374,421 as at September 30, 2014, while our cellular postpaid subscriber base increased by 263,745, or 10%, to 2,920,068 as at September 30, 2015 from 2,656,323 as at September 30, 2014. The decrease in cellular subscriber base was primarily due to net decreases in Smart and Sun Cellular subscribers by 1,167,159 and 784,792, respectively, and lower TNT subscribers by 75,950. Prepaid subscribers accounted for 95% and 96% of our total subscriber base as at September 30, 2015 and 2014, respectively.

Our net subscriber activations (reductions) for the nine months ended September 30, 2015 and 2014 were as follows:

			Increase (Decrease)
	2015	2014	Amount	%
Prepaid	(3,008,837)	(1,293,329)	(1,715,508)	133
Smart	(1,486,258)	127,230	(1,613,488)	(1,268)
TNT	(440,529)	(1,700,236)	1,259,707	(74)
Sun Cellular	(1,082,050)	279,677	(1,361,727)	(487)
Postpaid	154,620	278,446	(123,826)	(44)
Smart	143,775	116,428	27,347	23
Sun Cellular(1)	10,845	162,018	(151,173)	(93)

Total	(2,854,217)	(1,014,883)	(1,839,334)	181

(1)	Net of 170,188 adjustment in the number of subscribers resulting from our periodic clean-up. Excluding the clean-up adjustment, activations for the nine months ended September 30, 2015 should have been 181,033, which registered an increase of 19,015, or 12%, from 162,018 in the same period in 2014.

The following table summarizes our average monthly churn rates for the nine months ended September 30, 2015 and 2014:

	2015	2014
	(in %)
Prepaid
Smart	6.3	5.7
TNT	5.7	6.0
Sun Cellular	10.1	9.7
Postpaid
Smart	2.7	2.7
Sun Cellular	3.4	1.8

The following table summarizes our average monthly cellular ARPUs for the nine months ended September 30, 2015 and 2014:

	Gross(1)		Decrease		Net(2)		Decrease
	2015	2014	Amount	%	2015	2014	Amount	%
Prepaid
Smart	128	145	(17)	(12)	116	130	(14)	(11)
TNT	91	97	(6)	(6)	84	87	(3)	(3)
Sun Cellular	70	73	(3)	(4)	64	66	(2)	(3)
Postpaid
Smart	1,054	1,086	(32)	(3)	1,042	1,076	(34)	(3)
Sun Cellular	438	474	(36)	(8)	435	471	(36)	(8)

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Our average monthly prepaid and postpaid ARPUs for the first three quarters of 2015 and for the four quarters in 2014 were as follows:

	Prepaid						Postpaid
	Smart			TNT		Sun Cellular		Smart		Sun Cellular
	Gross(1)	Net(2)		Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
2015
First Quarter	130	118		93	85	68	63	1,049	1,039	452	449
Second Quarter	127	114	0	91	83	70	64	1,080	1,065	422	419
Third Quarter	127	115		90	82	71	65	1,034	1,021	439	436
2014
First Quarter	147	132		97	87	75	67	1,098	1,086	478	476
Second Quarter	149	134		99	89	73	66	1,081	1,074	471	467
Third Quarter	139	124		96	87	70	64	1,080	1,068	473	469
Fourth Quarter	138	125		98	89	71	65	1,095	1,084	501	497

(1) Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(2) Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband and Other Services

Our revenues from wireless broadband and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the MVNO of PLDT Global’s subsidiaries.

Wireless Broadband

Revenues from our wireless broadband services increased by Php514 million, or 7%, to Php8,046 million for the nine months ended September 30, 2015 from Php7,532 million in the same period in 2014, primarily due to an increase in prepaid revenues by Php755 million, or 32%, to Php3,142 million for the nine months ended September 30, 2015 from Php2,387 million in the same period in 2014, partially offset by lower postpaid revenues by Php241 million, or 5%, to Php4,904 million for the nine months ended September 30, 2015 from Php5,145 million in the same period in 2014.

The following table shows information of our wireless broadband revenues for the nine months ended September 30, 2015 and 2014 and subscriber base as at September 30, 2015 and 2014:

			Increase (Decrease)
	2015	2014	Amount	%
Wireless Broadband Revenues (in millions)	8,046	7,532	514	7
Prepaid	3,142	2,387	755	32
Postpaid	4,904	5,145	(241)	(5)
Wireless Broadband Subscribers	3,789,654	2,694,840	1,094,814	41
Prepaid	2,941,862	1,852,819	1,089,043	59
Smart	2,380,817	1,560,743	820,074	53
Sun	561,045	292,076	268,969	92
Postpaid	847,792	842,021	5,771	1
Smart	515,370	542,844	(27,474)	(5)
Sun	332,422	299,177	33,245	11

Smart Broadband and Sun Broadband Wireless, SBI’s and DMPI’s broadband services, respectively, offer a number of wireless broadband services and had a total of 3,789,654 subscribers as at September 30, 2015, a net increase of 1,094,814 subscribers, or 41%, as compared with 2,694,840 subscribers as at September 30, 2014, primarily due to a net increase in Smart Broadband subscribers by 792,600, or 38%, complemented by an increase in Sun Broadband subscribers by 302,214, or 51%, as at September 30, 2015. Our prepaid wireless broadband subscriber base increased by 1,089,043 subscribers, or 59%, to 2,941,862 subscribers as at September 30, 2015 from 1,852,819 subscribers as at September 30, 2014, and our postpaid wireless broadband subscriber base also increased by 5,771 subscribers, or 1%, to 847,792 subscribers as at September 30, 2015 from 842,021 subscribers as at September 30, 2014.

Smart Broadband offers internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket WiFi, a portable wireless router which can be shared by multiple users at a time.  Both provide connectivity at varying speeds supported by Smart’s network utilizing either 3G high speed packet access (HSPA), 4G HSPA+ or Long Term Evolution (LTE)-technology. SmartBro Plug-It and SmartBro Pocket WiFi are available in both postpaid and prepaid variants. Smart Broadband also has an additional array of load packages that offer time-based charging with different validity periods, as well as Always On and Big Bytes packages, which offer volume-based charging.

Smart Broadband also offers PLDT HOMEBro, a fixed wireless broadband service being offered under PLDT’s HOME brand. PLDT HOMEBro is powered by Smart’s wireless broadband base stations which allow subscribers to connect to the internet using indoor or outdoor customer premises equipment through various wireless technologies. ULTERA, our latest fixed wireless internet offering designed for the home, utilizes the TD-LTE technology.

DMPI’s Sun Broadband Wireless is an affordable high-speed wireless broadband service utilizing advanced 3.5G HSPA and LTE technology offering various plans and packages to internet users.

Others

Revenues from our other services decreased by Php167 million, or 19%, to Php733 million for the nine months ended September 30, 2015 from Php900 million in the same period in 2014, primarily due to a decrease in the number of ACeS Philippines’ subscribers, lower revenue contribution from MVNO of PLDT Global, partially offset by the impact of higher weighted average exchange rate of Php45.07 for the nine months ended September 30, 2015 from Php44.26 for the nine months ended September 30, 2014 on our U.S. dollar and U.S. dollar-linked other service revenues.

Digital

Revenues from Digital services, as reported by Voyager, increased by Php175 million, or 26%, to Php861 million for the nine months ended September 30, 2015 from Php686 million in the same period in 2014 mainly attributable to PayMaya Philippines, Inc., or PayMaya’s, share in Smart Money’s peer-to-peer (P2P) transaction fees and revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems, tablets and accessories. Our wireless non-service revenues increased by Php744 million, or 27%, to Php3,521 million for the nine months ended September 30, 2015 from Php2,777 million in the same period in 2014, primarily due to increased availments for broadband Pocket WiFi, HOMEBro LTE, broadband tablets accessories and computer packages, as well as higher postpaid cellular activation and retention packages, partly offset by lower quantity of broadband Plug-It modems issued.

Expenses

Expenses associated with our wireless business amounted to Php63,888 million for the nine months ended September 30, 2015, an increase of Php184 million from Php63,704 million in the same period in 2014. A significant portion of the increase was attributable to higher expenses related to cost of sales, professional and other contracted services, asset impairment, taxes and licenses, and interconnection costs, partially offset by lower selling and promotions, compensation and employee benefits, depreciation and amortization, rent, communications, training and travel, amortization of intangible assets and other operating expenses. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 74% and 72% for the nine months ended September 30, 2015 and 2014, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the nine months ended September 30, 2015 and 2014 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2015	%	2014(1)	% Amount		%
			(in millions)
Depreciation and amortization	11,524	18	11,859	19	(335)	(3)
Cost of sales	9,882	15	8,656	14	1,226	14
Rent	8,029	13	8,195	13	(166)	(2)
Repairs and maintenance	6,549	10	6,488	10	61	1
Interconnection costs	6,300	10	6,107	10	193	3
Selling and promotions	5,880	9	6,436	10	(556)	(9)
Compensation and employee benefits	5,513	9	6,068	10	(555)	(9)
Professional and other contracted services	4,069	6	3,753	6	316	8
Asset impairment	1,759	3	1,512	2	247	16
Taxes and licenses	1,629	3	1,388	2	241	17
Insurance and security services	889	1	913	1	(24)	(3)
Amortization of intangible assets	805	1	862	1	(57)	(7)
Communication, training and travel	707	1	811	1	(104)	(13)
Other expenses	353	1	656	1	(303)	(46)

Total	63,888	100	63,704	100	184	–

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Depreciation and amortization charges decreased by Php335 million, or 3%, to Php11,524 million primarily due to a lower depreciable asset base.

Cost of sales increased by Php1,226 million, or 14%, to Php9,882 million primarily due to increased modems and devices issued for Pocket WiFi, HOMEBro LTE, broadband accessories mainly tablets, as well as an increase in handset costs attributable to higher cellular postpaid activation and retention, partially offset by lower quantity of broadband Plug-It modems issued.

Rent expenses decreased by Php166 million, or 2%, to Php8,029 million primarily due to lower leased circuit and dark fiber rental charges, as well as lower office building, site and pole rentals.

Repairs and maintenance expenses increased by Php61 million, or 1%, to Php6,549 million mainly due to higher maintenance and technical support costs on network and site facilities, an increase in site electricity and higher maintenance costs on IT software, partially offset by lower site fuel consumption costs and maintenance costs on IT hardware.

Interconnection costs increased by Php193 million, or 3%, to Php6,300 million primarily due to an increase in interconnection charges on domestic voice and SMS services, partially offset by lower interconnection cost on international voice and SMS services.

Selling and promotion expenses decreased by Php556 million, or 9%, to Php5,880 million primarily due to lower costs of events, advertising, commissions and public relations expenses.

Compensation and employee benefits decreased by Php555 million, or 9%, to Php5,513 million primarily due to lower incentives and manpower rightsizing program, or MRP, costs, partly offset by higher salaries and employee benefits. Employee headcount decreased to 7,610 as at September 30, 2015 as compared with 7,737 as at September 30, 2014.

Professional and other contracted service fees increased by Php316 million, or 8%, to Php4,069 million primarily due to an increase in outsourced costs, legal and collection agency fees, partly offset by lower consultancy and contracted service fees.

Taxes and licenses increased by Php241 million, or 17%, to Php1,629 million due to higher business-related taxes and tax settlements for the nine months ended September 30, 2015.

Insurance and security services decreased by Php24 million, or 3%, to Php889 million primarily due to lower insurance premiums and office security expenses, partly offset by higher site security expenses.

Amortization of intangible assets decreased by Php57 million, or 7%, to Php805 million primarily due to lower license fees.

Communication, training and travel expenses decreased by Php104 million, or 13%, to Php707 million primarily due to lower fuel costs for vehicles as a result of lower average fuel cost per liter, partially offset by higher travel expenses.

Other expenses decreased by Php303 million, or 46%, to Php353 million primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the nine months ended September 30, 2015 and 2014:

			Change
	2015	2014(1) Amount		%
Other Income (Expenses):		(in millions)
Financing costs – net	(1,308)	(1,219)	(89)	7
Foreign exchange losses – net	(1,292)	(623)	(669)	107
Equity share in net losses of associates	(47)	–	(47)	–
Gains (losses) on derivative financial instruments – net	14	(32)	46	(144)
Interest income	239	152	87	57
Other income – net	602	797	(195)	(24)

Total	(1,792)	(925)	(867)	94

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Our wireless business’ other expenses amounted to Php1,792 million for the nine months ended September 30, 2015, an increase of Php867 million, or 94%, from Php925 million in the same period in 2014, primarily due to the combined effects of the following: (i) higher net foreign exchange losses by Php669 million on account of the revaluation of net foreign currency-denominated liabilities due to higher depreciation of the Philippine peso relative to the U.S. dollar to Php46.83 as at September 30, 2015 from Php44.74 as at December 31, 2014 compared with Php44.88 as at September 30, 2014 from Php44.40 as at December 31, 2013; (ii) a decrease in other income – net by Php195 million mainly due to gain on insurance claims in 2014, partly offset by higher income from consultancy and higher gain on sale of fixed assets; (iii) higher net financing costs by Php89 million primarily due to higher outstanding loan balances, higher weighted average interest rates on loans, an increase in accretion on financial liabilities, partly offset by lower financing charges and higher capitalized interest; (iv) equity share in net losses of Automated Fare Collection Services, Inc. of Php47 million for the nine months ended September 30, 2015; and (v) higher interest income by Php87 million mainly due to higher weighted average peso and dollar interest rates, increase in principal amount of dollar temporary cash investments and the depreciation of the Philippine peso to the U.S. dollar, partly offset by lower principal amount of peso temporary cash investments.

Provision for Income Tax

Provision for income tax decreased by Php1,178 million, or 18%, to Php5,253 million for the nine months ended September 30, 2015 from Php6,431 million in the same period in 2014 primarily due to lower taxable income. The effective tax rates for our wireless business were 25% and 26% for the nine months ended September 30, 2015 and 2014, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php2,015 million, or 11%, to Php15,822 million for the nine months ended September 30, 2015 from Php17,837 million recorded in the same period in 2014.

EBITDA

Our wireless business’ EBITDA decreased by Php2,718 million, or 7%, to Php35,196 million for the nine months ended September 30, 2015 from Php37,914 million in the same period in 2014.

Core Income

Our wireless business’ core income decreased by Php1,514 million, or 8%, to Php16,835 million for the nine months ended September 30, 2015 from Php18,349 million in the same period in 2014 on account of a lower wireless revenues and higher wireless-related operating and other expenses, partially offset by lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php50,922 million for the nine months ended September 30, 2015, an increase of Php1,809 million, or 4%, from Php49,113 million in the same period in 2014.

The following table summarizes our total revenues from our fixed line business for the nine months ended September 30, 2015 and 2014 by service segment:

						Increase (Decrease)
	2015	%	2014(1)%		Amount	%
			(in millions)
Service Revenues:
Local exchange	12,750	25	12,374	25	376	3
International long distance	6,823	13	8,398	17	(1,575)	(19)
National long distance	3,028	6	3,327	7	(299)	(9)
Data and other network	24,872	49	22,410	46	2,462	11
Miscellaneous	1,098	2	1,020	2	78	8

	48,571	95	47,529	97	1,042	2
Non-Service Revenues:
Sale of computers, phone units and SIM cards, and point-product sales	2,351	5	1,584	3	767	48

Total Fixed Line Revenues	50,922	100	49,113	100	1,809	4

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php1,042 million, or 2%, to Php48,571 million for the nine months ended September 30, 2015 from Php47,529 million in the same period in 2014 due to increases in revenues from our data and other network, local exchange and miscellaneous services, partially offset by lower national and international long distance service revenues.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the nine months ended September 30, 2015 and 2014:

			Increase (Decrease)
	2015	2014	Amount	%
Total local exchange service revenues (in millions)	12,750	12,374	376	3
Number of fixed line subscribers	2,285,952	2,184,865	101,087	5
Postpaid	2,245,748	2,125,213	120,535	6
Prepaid	40,204	59,652	(19,448)	(33)
Number of fixed line employees	6,966	7,453	(487)	(7)
Number of fixed line subscribers per employee	328	293	35	12

Revenues from our local exchange service increased by Php376 million, or 3%, to Php12,750 million for the nine months ended September 30, 2015 from Php12,374 million in the same period in 2014, primarily due to higher weighted average postpaid billed lines. The percentage contribution of local exchange revenues to our total fixed line service revenues was 26% in each of the first nine months of 2015 and 2014.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the nine months ended September 30, 2015 and 2014:

			Decrease
	2015	2014	Amount	%
Total international long distance service revenues (in millions)	6,823	8,398	(1,575)	(19)
Inbound	6,021	7,518	(1,497)	(20)
Outbound	802	880	(78)	(9)
International call volumes (in million minutes, except call ratio)	1,195	1,526	(331)	(22)
Inbound	1,017	1,304	(287)	(22)
Outbound	178	222	(44)	(20)
Inbound-outbound call ratio	5.7:1	5.9:1	–	–

Our total international long distance service revenues decreased by Php1,575 million, or 19%, to Php6,823 million for the nine months ended September 30, 2015 from Php8,398 million in the same period in 2014, primarily due to lower call volumes for both inbound and outbound traffic as a result of popularity of OTT service providers (e.g. Facebook, Skype, Viber, WhatsApp, etc.) over traditional long distance services, partially offset by the increase in average billing and settlement rates in dollar terms and the effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar to Php45.07 for the nine months ended September 30, 2015 from Php44.26 for the nine months ended September 30, 2014. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 14% and 18% for the nine months ended September 30, 2015 and 2014, respectively.

Correspondingly, our total international long distance service revenues, net of interconnection costs, decreased by Php537 million, or 17%, to Php2,621 million for the nine months ended September 30, 2015 from Php3,158 million in the same period in 2014. The decrease was primarily due to lower inbound and outbound call volumes and the effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the nine months ended September 30, 2015 and 2014:

			Decrease
	2015	2014	Amount	%
Total national long distance service revenues (in millions)	3,028	3,327	(299)	(9)
National long distance call volumes (in million minutes)	577	624	(47)	(8)

Our national long distance service revenues decreased by Php299 million, or 9%, to Php3,028 million for the nine months ended September 30, 2015 from Php3,327 million in the same period in 2014, primarily due to a decrease in call volumes. The percentage contribution of national long distance revenues to our fixed line service revenues were 6% and 7% in the nine months ended September 30, 2015 and 2014, respectively. Our national long distance service revenues, net of interconnection costs, decreased by Php238 million, or 9%, to Php2,372 million for the nine months ended September 30, 2015 from Php2,610 million in the same period in 2014, primarily due to a decrease in call volumes.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the nine months ended September 30, 2015 and 2014:

			Increase (Decrease)
	2015	2014(1) Amount		%
Data and other network service revenues (in millions)	24,872	22,410	2,462	11
Domestic	17,492	16,114	1,378	9
Broadband	11,887	10,353	1,534	15
Leased Lines and Others	5,605	5,761	(156)	(3)
International
Leased Lines and Others	5,482	4,762	720	15
Data Centers	1,898	1,534	364	24
Subscriber base
Broadband	1,224,735	1,069,013	155,722	15

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Our data and other network services posted revenues of Php24,872 million for the nine months ended September 30, 2015, an increase of Php2,462 million, or 11%, from Php22,410 million in the same period in 2014, primarily due to higher domestic data revenues from DSL, Fibr and Shops.Work, international data revenues primarily from i-Gate, and data center revenues. The percentage contribution of this service segment to our fixed line service revenues was 51% and 47% for the nine months ended September 30, 2015 and 2014, respectively.

Domestic

Domestic data services contributed Php17,492 million for the nine months ended September 30, 2015, an increase of Php1,378 million, or 9%, as compared with Php16,114 million in the same period in 2014 mainly due to higher DSL and Fibr revenues, and Shops.Work subscribers as customer locations and bandwidth requirements continued to expand and higher demand for offshoring and outsourcing services. The percentage contribution of domestic data service revenues to total data and other network services were 70% and 72% for the nine months ended September 30, 2015 and 2014, respectively.

Broadband

Broadband data services include DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and Fibr, our most advanced broadband internet connection. Broadband data revenues amounted to Php11,887 million for the nine months ended September 30, 2015, an increase of Php1,534 million, or 15%, from Php10,353 million in the same period in 2014 as a result of the increase in the number of subscribers by 155,722, or 15%, to 1,224,735 subscribers as at September 30, 2015 from 1,069,013 subscribers as at September 30, 2014. Broadband revenues accounted for 48% and 46% of total data and other network service revenues for the nine months ended September 30, 2015 and 2014, respectively.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) Internet Protocol-Virtual Private Network, or IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources;
(3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; and (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office. Leased lines and other data services contributed Php5,605 million in the first nine months of 2015, a decrease of Php156 million, or 3%, from Php5,761 million in the same period in 2014. The percentage contribution of leased lines and other data service revenues to the total data and other network services were 22% and 26% for the nine months ended September 30, 2015 and 2014, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, which provide data networking services to multinational companies. International data service revenues increased by Php720 million, or 15%, to Php5,482 million for the nine months ended September 30, 2015 from Php4,762 million in the same period in 2014, primarily due to higher i-Gate revenues and IP-VPN local access services, an increase in revenues from various global service providers and the favorable effect of a higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues were 22% and 21% for the nine months ended September 30, 2015 and 2014, respectively.

Data Centers

Data centers provide colocation or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as managed firewalls. As at September 30, 2015, ePLDT Group had a total of 2,486 rack capacity in six locations covering Metro Manila, Subic and Cebu. Data center revenues increased by Php364 million, or 24%, to Php1,898 million for the nine months ended September 30, 2015 from Php1,534 million in the same period in 2014 mainly due to higher revenues from colocation and managed services. The percentage contribution of this service segment to our total data and other network service revenues were 8% and 7% for the nine months ended September 30, 2015 and 2014, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental, outsourcing and facilities management fees, and directory advertising. These service revenues increased by Php78 million, or 8%, to Php1,098 million for the nine months ended September 30, 2015 from Php1,020 million in the same period in 2014 mainly due to higher outsourcing and management fees, and royalty from directory services. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues were 3% and 2% for the nine months ended September 30, 2015 and 2014, respectively.

Non-service Revenues

Non-service revenues increased by Php767 million, or 48%, to Php2,351 million for the nine months ended September 30, 2015 from Php1,584 million in the same period in 2014, primarily due to higher sale of equipment for PLDT UNO, a managed unified communications offering, and Telpad units, an increase in computer-bundled sales, FabTAB for myDSL retention, and several managed PABX and OnCall solution, partially offset by lower sale of 2-in-1 wireless HOME bundles.

Expenses

Expenses related to our fixed line business totaled Php42,657 million for the nine months ended September 30, 2015, an increase of Php1,393 million, or 3%, as compared with Php41,264 million in the same period in 2014. The increase was primarily due to higher expenses related to compensation and employee benefits, asset impairment, professional and other contracted services, cost of sales, repairs and maintenance, taxes and licenses, and rent, partly offset by lower expenses related to interconnection costs, depreciation and amortization, and communication, training and travel. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 84% in each of the nine months ended September 30, 2015 and 2014.

The following table shows the breakdown of our total fixed line-related expenses for the nine months ended September 30, 2015 and 2014 and the percentage of each expense item to the total:

					Increase (Decrease)
	2015	%	2014(1)	% Amount		%
			(in millions)
Compensation and employee benefits	10,877	25	9,726	24	1,151	12
Depreciation and amortization	9,663	23	10,038	24	(375)	(4)
Repairs and maintenance	5,149	12	4,939	12	210	4
Interconnection costs	4,921	12	6,056	15	(1,135)	(19)
Professional and other contracted services	3,330	8	2,914	7	416	14
Rent	1,885	4	1,796	4	89	5
Cost of sales	1,831	4	1,528	4	303	20
Selling and promotions	1,500	4	1,487	4	13	1
Taxes and licenses	1,170	3	1,046	2	124	12
Asset impairment	903	2	304	1	599	197
Insurance and security services	541	1	527	1	14	3
Communication, training and travel	405	1	453	1	(48)	(11)
Other expenses	482	1	450	1	32	7

Total	42,657	100	41,264	100	1,393	3

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Compensation and employee benefits expenses increased by Php1,151 million, or 12%, to Php10,877 million primarily due to higher MRP costs and provision for pension. Employee headcount decreased to 9,523 for the nine months ended September 30, 2015 as compared with 9,662 in the same period in 2014 mainly due to lower PLDT headcount as a result of MRP in 2015.

Depreciation and amortization charges decreased by Php375 million, or 4%, to Php9,663 million due to lower depreciable asset base.

Repairs and maintenance expenses increased by Php210 million, or 4%, to Php5,149 million primarily due to higher repairs and maintenance costs on cable and wire facilities, an increase in site electricity expenses, and higher office building maintenance costs, partially offset by lower office electricity charges and lower IT software maintenance costs.

Interconnection costs decreased by Php1,135 million, or 19%, to Php4,921 million primarily due to lower international interconnection/settlement costs as a result of a decrease in international inbound calls that terminated to other domestic carriers, and lower international outbound calls, and data and other network interconnection/settlement costs, particularly Fibernet and Infonet.

Professional and other contracted service expenses increased by Php416 million, or 14%, to Php3,330 million primarily due to higher contracted service fees, mailing and courier charges, and payment facility fees, partially offset by lower consultancy and technical service fees.

Rent expenses increased by Php89 million, or 5%, to Php1,885 million primarily due to higher leased circuit, office building, site and pole rental charges, partially offset by lower customer premises equipment rental charges.

Cost of sales increased by Php303 million, or 20%, to Php1,831 million primarily due to higher sale of equipment for PLDT UNO and Telpad units, higher computer-bundled sales, FabTAB for myDSL retention, and several managed PABX and OnCall solution, partially offset by lower sale of 2-in-1 wireless HOME bundles.

Selling and promotion expenses increased by Php13 million, or 1%, to Php1,500 million primarily due to higher advertising and public relations expenses, partially offset by lower cost of events and commissions.

Taxes and licenses increased by Php124 million, or 12%, to Php1,170 million as a result of higher business-related taxes and tax settlement for the nine months ended September 30, 2015.

Asset impairment increased by Php599 million to Php903 million mainly due to higher provision for uncollectible receivables for the nine months ended September 30, 2015, partly offset by fixed asset impairment provision for the nine months ended September 30, 2014.

Insurance and security services increased by Php14 million, or 3%, to Php541 million primarily due to higher expenses on office security services and group health insurance premiums, partially offset by lower insurance and bond premiums.

Communication, training and travel expenses decreased by Php48 million, or 11%, to Php405 million mainly due to lower fuel consumption costs, partly offset by higher training and travel, and communication, and mailing and courier charges.

Other expenses increased by Php32 million, or 7%, to Php482 million primarily due to higher various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the nine months ended September 30, 2015 and 2014:

			Change
	2015	2014(1) Amount		%
Other Income (Expenses):		(in millions)
Financing costs – net	(3,279)	(2,673)	(606)	23
Foreign exchange losses – net	(772)	(128)	(644)	503
Equity share in net earnings (losses) of associates	(131)	88	(219)	(249)
Gains on derivative financial instruments – net	433	42	391	931
Interest income	448	242	206	85
Other income – net	1,367	2,706	(1,339)	(49)

Total	(1,934)	277	(2,211)	(798)

(1) Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Our fixed line business’ other expenses amounted to Php1,934 million for the nine months ended September 30, 2015, a change of Php2,211 million as against other income of Php277 million in the same period in 2014 mainly due to the combined effects of the following: (i) a decrease in other income – net by Php1,339 million due to gain on purchase price adjustment in 2014 in relation to the acquisition of Digitel, gain on fair value adjustment of investment property in 2014 and higher loss on sale of fixed assets; (ii) higher foreign exchange losses by Php644 million on account of revaluation of net foreign currency-denominated liabilities due to higher depreciation of the Philippine peso relative to the U.S. dollar to Php46.83 as at September 30, 2015 from Php44.74 as at December 31, 2014 compared with Php44.88 as at September 30, 2014 from Php44.40 as at December 31, 2013; (iii) higher financing costs by Php606 million mainly due to higher outstanding loan balances, higher weighted average interest rates on loans, effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar and lower capitalized interest; (iv) equity share in net losses of associates of Php131 million for the nine months ended September 30, 2015 as against equity share in net earnings of associates of Php88 million in the same period in 2014 mainly due to the share in net losses of Cignal TV;
(v) an increase in interest income by Php206 million due to higher weighted average peso and dollar interest rates, increase in principal amount of dollar temporary cash investments and the depreciation of the Philippine peso to the U.S. dollar, partly offset by lower principal amount of peso temporary cash investments; and
(vi) higher gain on derivative financial instruments by Php391 million on account of mark-to-market gain on forward purchase contracts due to higher level of depreciation of the Philippine peso relative to the U.S. dollar in the first nine months of 2015 compared with the same period in 2014 and wider dollar and peso interest rate differentials.

Provision for Income Tax

Provision for income tax amounted to Php1,965 million for the nine months ended September 30, 2015, a decrease of Php293 million, or 13%, from Php2,258 million in the same period in 2014 primarily due to lower taxable income. The effective tax rates for our fixed line business were 31% and 28% for the nine months ended September 30, 2015 and 2014, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php4,366 million for the nine months ended September 30, 2015, a decrease of Php1,502 million, or 26%, as compared with Php5,868 million in the same period in 2014.

EBITDA

Our fixed line business’ EBITDA decreased by Php187 million, or 1%, to Php17,928 million for the nine months ended September 30, 2015 from Php18,115 million in the same period in 2014.

Core Income

Our fixed line business’ core income decreased by Php1,343 million, or 23%, to Php4,582 million for the nine months ended September 30, 2015 from Php5,925 million in the same period in 2014, primarily as a result of higher fixed line operating expenses and lower other income, partially offset by higher fixed line revenues and lower provision for income tax.

Others

Other Income

The following table summarizes the breakdown of other income – net for other business segment for the nine months ended September 30, 2015 and 2014:

			Change
	2015	2014	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates and joint ventures	2,846	2,599	247	10
Interest income	72	226	(154)	(68)
Gains on derivative financial instruments – net	–	3	(3)	(100)
Foreign exchange gains (losses) – net	(459)	10	(469)	(4,690)
Financing costs – net	(132)	(16)	(116)	725
Other income – net	3,012	1,543	1,469	95

Total	5,339	4,365	974	22

Other income increased by Php974 million, or 22%, to Php5,339 million for the nine months ended September 30, 2015 from Php4,365 million in the same period in 2014 primarily due to the combined effects of the following: (i) higher other income – net by Php1,469 million due to higher realized portion of deferred gain on the sale of Meralco shares; (ii) higher equity share in net earnings of associates by Php247 million mainly due to an increase in equity share in the net earnings of Beta and Beacon; (iii) an increase in financing costs of Php116 million for the nine months ended September 30, 2015; and (iv) a decrease in interest income by Php154 million; and (vi) foreign exchange losses of Php459 million in the first nine months of 2015 as against foreign exchange gains of Php10 million in the same period in 2014.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php5,167 million, an increase of Php935 million, or 22%, for the nine months ended September 30, 2015 from Php4,232 million in the same period in 2014.

Core Income

Our other business segment’s core income amounted to Php5,660 million for the nine months ended September 30, 2015, an increase of Php1,373 million, or 32%, as compared with Php4,287 million in the same period in 2014 mainly as a result of higher other income.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the nine months ended September 30, 2015 and 2014, as well as our consolidated capitalization and other consolidated selected financial data as at September 30, 2015 and December 31, 2014:

	For the Nine months ended September 30,
	2015	2014
		(in millions)
Cash Flows
Net cash flows provided by operating activities	47,796		46,573
Net cash flows used in investing activities	(18,451)		(36,589)
Capital expenditures	23,297		15,981
Net cash flows used in financing activities	(22,596)		(18,517)
Net increase (decrease) in cash and cash equivalents	7,243		(8,211)
	September 30,		December 31,

	2015		2014

		(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	133,580		115,399
Obligations under finance lease	–		1

	133,580		115,400

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	16,955		14,724
Obligations under finance lease maturing within one year	2		5

	16,957		14,729

Total interest-bearing financial liabilities	150,537		130,129
Total equity attributable to equity holders of PLDT	110,389		134,364

	260,926		264,493

Other Selected Financial Data
Total assets	433,709		436,295
Property, plant and equipment	192,696		191,984
Cash and cash equivalents	33,902		26,659
Short-term investments	1,161		643

Our consolidated cash and cash equivalents and short-term investments totaled Php35,063 million as at September 30, 2015. Principal sources of consolidated cash and cash equivalents for the nine months ended September 30, 2015 were cash flows from operating activities amounting to Php47,796 million, proceeds from availment of long-term debt of Php30,867 million, dividends received of Php5,544 million, interest received of Php712 million and net proceeds from redemption of investments in debt securities of Php58 million. These funds were used principally for: (1) dividend payments of Php32,649 million; (2) capital outlays, including capitalized interest, of Php23,297 million; (3) debt principal and interest payments of Php13,550 million and Php4,223 million, respectively; (4) payment for purchase of investment in joint ventures and associates of Php955 million; (5) settlement of derivative financial instruments of Php535 million; and
(6) payment for purchase of short-term investments of Php465 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php24,334 million as at September 30, 2014. Principal sources of consolidated cash and cash equivalents in the first nine months of 2014 were cash flows from operating activities amounting to Php46,573 million, proceeds from availment of long-term debt of Php39,692 million, dividends received of Php1,855 million, interest received of Php459 million and proceeds from disposal of property, plant and equipment of Php210 million. These funds were used principally for: (1) dividend payments of Php39,884 million; (2) purchase of available-for-sale financial investments of Php19,577 million; (3) capital outlays, including capitalized interest, of Php15,981 million;
(4) debt principal and interest payments of Php11,664 million and Php3,599 million, respectively; (5) net payment of capital expenditures under long-term financing of Php2,435 million; (6) settlement of derivative financial instruments of Php485 million; (7) net payment for purchase of investment in debt securities of Php330 million; (8) deposit for future PDRs of Php300 million; (9) payment for purchase of investment in joint ventures and associates of Php300 million; and (10) payment for acquisition of shares of minority shareholders and purchase of investment in subsidiaries – net of cash acquired of Php188 million.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php1,223 million, or 3%, to Php47,796 million for the nine months ended September 30, 2015 from Php46,573 million in the same period in 2014, primarily due to lower level of settlement of accounts payable, higher level of collection of outstanding receivables and lower corporate taxes paid, partially offset by settlement of LTIP in 2015, higher pension contribution, lower operating income, higher prepayments and higher level of settlement of other liabilities.

Cash flows provided by operating activities of our wireless business increased by Php2,359 million, or 7%, to Php33,867 million for the nine months ended September 30, 2015 from Php31,508 million in the same period in 2014 primarily due to lower level of settlement of accounts payable, lower corporate taxes paid and higher level of collection of outstanding receivables, partially offset by settlement of LTIP in 2015, lower operating income and higher prepayments. Cash flows provided by operating activities of our fixed line business decreased by Php1,819 million, or 12%, to Php13,366 million for the nine months ended September 30, 2015 from Php15,185 million in the same period in 2014, primarily due to the settlement of LTIP in 2015, higher pension contribution, lower operating income and higher level of net settlement of accounts payable and other liabilities, partially offset by higher level of collection of accounts receivable. Cash flows used in operating activities of our other business amounted to Php86 million for the nine months ended September 30, 2015 from Php27 million in the same period in 2014 primarily due to higher level of settlement of other liabilities.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php18,451 million for the nine months ended September 30, 2015, a decrease of Php18,138 million, or 50%, from Php36,589 million in the same period in 2014, primarily due to the combined effects of the following: (1) purchase of available-for-sale financial investments by Php19,577 million in 2014; (2) higher dividends received by Php3,689 million;
(3) lower net payment for purchase of investment in debt securities by Php388 million;(4) higher interest received by Php253 million; (5) lower payment for purchase of investment in subsidiaries – net of cash acquired by Php187 million; (6) higher payment for purchase of short-term investments by Php553 million; (7) higher payment for purchase of investment in joint ventures and associates by Php655 million; and
(8) higher capital expenditures by Php7,316 million.

Our consolidated capital expenditures, including capitalized interest, for the nine months ended September 30, 2015 totaled Php23,297 million, an increase of Php7,316 million, or 46%, as compared with Php15,981 million in the same period in 2014, primarily due to Smart Group’s higher capital spending, partially offset by PLDT’s lower capital spending. Smart Group’s capital spending, which increased by Php8,757 million, or 100%, to Php17,530 million for the nine months ended September 30, 2015 from Php8,773 million in the same period in 2014, primarily focuses on expanding coverage and reach, as well as service enhancement. PLDT’s capital spending, which decreased by Php1,405 million, or 22%, to Php5,054 million for the nine months ended September 30, 2015 from Php6,459 million in the same period in 2014, was principally used to finance the facility roll-out and expansion of our domestic fiber optic network, cable fortification and resiliency in various locations and acquisition of new platforms to complement introduction of new products and services. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may continue to make acquisitions and investments in companies or businesses whenever we deem such acquisitions and investments will contribute to our growth.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php22,596 million for the nine months ended September 30, 2015, an increase of Php4,079 million, or 22%, from Php18,517 million in the same period in 2014, resulting largely from the combined effects of the following: (1) lower proceeds from availment of long-term debt by Php8,825 million;(2) higher net payments of long-term debt by Php1,886 million; (3) higher interest payments by Php624 million; and (4) lower cash dividend payments by Php7,235 million.

Debt Financing

Proceeds from availment of long-term debt for the nine months ended September 30, 2015 amounted to Php30,867 million, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and refinancing maturing loan obligations. Payments of principal and interest on our total debt amounted to Php13,550 million and Php4,223 million, respectively, for the nine months ended September 30, 2015.

Our consolidated long-term debt increased by Php20,412 million, or 16%, to Php150,535 million as at September 30, 2015 from Php130,123 million as at December 31, 2014 primarily due to drawings from our term loan facilities, partially offset by debt amortizations and prepayments, and the effect of the depreciation of the Philippine peso relative to the U.S. dollar to Php46.83 as at September 30, 2015 from Php44.74 as at December 31, 2014. As at September 30, 2015, the long-term debt levels of PLDT and Smart increased by 16% and 25%, to Php91,453 million and Php53,396 million, respectively, while DMPI’s long-term debt level decreased by 34%, to Php5,686 million, as compared with December 31, 2014.

On February 25, 2015, PLDT signed a Php2,000 million term loan facility with Bank of the Philippine Islands, or BPI, to finance its capital expenditures and/or refinance its existing loan obligations, the proceeds of which were utilized for its service improvements and expansion programs.  The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on March 24, 2025. The amount of Php2,000 million was fully drawn on March 24, 2015 and remained outstanding as at September 30, 2015.

On February 26, 2015, PLDT signed a US$200 million term loan facility with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditure requirements for network expansion and improvement and/or to refinance existing indebtedness, the proceeds of which were utilized for service improvement and network expansion.  The loan is comprised of two tranches: Tranche A amounting to US$150 million which carries a floating interest rate and Tranche B amounting to US$50 which carries a floating interest rate on the first year and a fixed interest rate on the second year until maturity of the loan.  Both Tranches are payable over seven years commencing on the date which falls 36 months after the date of the agreement, with semi-annual amortizations of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% of the loan amount starting on the third repayment date.  The amount of US$50 million for Tranche B was drawn on March 5, 2015. Three separate drawdowns of US$50 million each for Tranche A were drawn on April 24, 2015, June 15, 2015 and August 24, 2015. The amount of US$197 million, or Php9,248 million, net of unamortized debt discount, remained outstanding as at September 30, 2015.

On March 4, 2015, Smart signed a US$200 million term loan facility agreement with Mizuho Bank Ltd. to finance capital expenditures for its network upgrade and expansion program.  The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 4, 2020. The amount of US$100 million each were drawn on March 23, 2015 and June 2, 2015. The amounts of US$197 million, or Php9,229 million, net of unamortized debt discount, remained outstanding as at September 30, 2015.

On June 26, 2015, PLDT signed a Php3,000 million term loan facility with BPI to finance its capital expenditures and/or refinance its existing loan obligations, the proceeds of which were utilized for its service improvements and expansion programs.  The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on June 30, 2025. The amount of Php3,000 million was fully drawn on June 30, 2015 and remained outstanding as at September 30, 2015.

On August 3, 2015, PLDT signed a Php5,000 million term loan facility with Metropolitan Bank and Trust Company, or Metrobank, to partially finance capital expenditures and/or refinance its existing loan obligations, the proceeds of which will be utilized for its service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity. The amount of Php2,500 million was partially drawn on September 23, 2015 and remained outstanding as at September 30, 2015.

On August 11, 2015, Smart signed a Php5,000 million term loan facility agreement with Metrobank to finance capital expenditures for its network upgrade and expansion program. The loan is payable over ten years with an annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on September 1, 2025. The amount of Php5,000 million loan was fully drawn on September 1, 2015 and remained outstanding as at September 30, 2015.

Approximately Php83,093 million principal amount of our consolidated outstanding long-term debt as at September 30, 2015 is scheduled to mature over the period from 2015 to 2019. Of this amount, Php42,543 million is attributable to PLDT, Php34,864 million to Smart and Php5,686 million to DMPI.

For a complete discussion of our long-term debt, see Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements.

Debt Covenants

As a result of the acquisition of Digitel, PLDT assumed the obligations of JG Summit Holdings, Inc., or JGSHI, as guarantor under the Digitel and DMPI loan agreements covered by guarantees from JGSHI. These loans and guarantees contained certain representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies for the replacement of JGSHI by PLDT as guarantor under these loans. As at September 30, 2015, the outstanding balance of DMPI loans covered by PLDT guarantees is Php5,686 million. There are no outstanding Digitel loans covered by PLDT guarantees as at September 30, 2015.

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

As at September 30, 2015 and 2014, we are in compliance with all of our debt covenants.

See Note 21 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 5, 2014, the PLDT Board of Directors approved the amendment of our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks. We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013 and approximately 90% of our core earnings for 2014. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments for the nine months ended September 30, 2015 amounted to Php32,649 million as compared with Php39,884 million paid to shareholders in the same period in 2014.

The following table shows the dividends declared to shareholders from the earnings for the nine months ended September 30, 2015 and 2014:

	Date		Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in millions, except per share amount)
2014
Common
Regular Dividend	August 5, 2014	August 28, 2014	September 26, 2014	69.00	14,908
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	January 28, 2014	February 27, 2014	March 15, 2014	–	12
	May 6, 2014	May 27, 2014	June 15, 2014	–	12
	August 5, 2014	August 20, 2014	September 15, 2014		13
10% Cumulative Convertible Preferred Stock	Various	Various	Various	1.00	–
Voting Preferred Stock	March 4, 2014	March 20, 2014	April 15, 2014	–	3
	June 10, 2014	June 27, 2014	July 15, 2014	–	3
	September 30, 2014	October 15, 2014	October 15, 2014	–	2
Charged to Retained Earnings					14,953

2015
Common
Regular Dividend	August 4, 2015	August 27, 2015	September 25, 2015(2)	65.00	14,044
Preferred
10% Cumulative Convertible Preferred Stock	May 5, 2015	May 19, 2015	May 30, 2015	1.00	–
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	January 27, 2015	February 26, 2015	March 15, 2015	–	12
	May 5, 2015	May 26, 2015	June 15, 2015	–	12
	August 4, 2015	August 20, 2015	September 15, 2015		13
Voting Preferred Stock	March 3, 2015	March 19, 2015	April 15, 2015	–	2
	June 9, 2015	June 26, 2015	July 15, 2015	–	3
	August 25, 2015	September 15, 2015	October 15, 2015	–	2
Charged to Retained Earnings					14,088

(1) Dividends were declared based on total amount paid up.

(2) Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015 declaring September 25, 2015 as a regular holiday.

See Note 20 – Equity to the accompanying unaudited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at September 30, 2015 and December 31, 2014, see Note 28 – Financial Assets and Liabilities – Liquidity Risks to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php20 million and Php32 million as at September 30, 2015 and December 31, 2014, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issuances and sale of certain assets.

For further discussions of these risks, see Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at September 30, 2015 and June 30, 2015 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	September 30,	June 30,
	2015	2015
	(Unaudited)
	(in millions)
Noncurrent Financial Assets
Investments in debt securities and other long-term investments – net of current portion	1,250	987
Advances and other noncurrent assets – net of current portion	2,436	2,542

Total noncurrent financial assets	3,686	3,529

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	137,837	129,868
Customers’ deposits	1,897	1,929
Deferred credits and other noncurrent liabilities	15,279	15,047

Total noncurrent financial liabilities	155,013	146,844

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the nine months ended September 30, 2015 and the six months ended June 30, 2015:

	September 30,	June 30,
	2015	2015
	(Unaudited)
	(in millions)
Profit and Loss
Interest income	590	364
Gains on derivative financial instruments – net	447	89
Accretion on financial liabilities	(163)	(108)
Interest on loans and other related items	(4,602)	(2,971)
Other Comprehensive Income
Net fair value losses on cash flow hedges – net of tax	(289)	(22)
Net losses on available-for-sale financial investments – net of tax	(12,651)	(7,724)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines for the nine months ended September 30, 2015 and 2014 were 1.6% and 4.4%, respectively. Moving forward, we currently expect inflation to remain low.

PART II – OTHER INFORMATION

Incorporation of PLDT Capital Pte. Ltd.

PLDT Capital Pte. Ltd., or PLDT Capital, was incorporated as a wholly-owned subsidiary of PLDT Online Investments Pte. Ltd., or PLDT Online, on August 12, 2015. As an investment arm, PLDT Capital is envisioned to be an important pillar in supporting the PLDT Group’s digital pivot through collaboration with world-class pioneering companies in Silicon Valley and around the world.

As a realization of the Group’s vision, PLDT Capital made the following investments:

Investment in Phunware, Inc.

On September 3, 2015, PLDT Capital entered into a Memorandum of Understanding with Phunware Inc., or Phunware, where PLDT Capital will invest US$5 million in a joint venture that will allow PLDT’s subsidiary, ePLDT, to exclusively market and distribute Phunware’s targeted mobile and multiscreen solution in the Philippines and Southeast Asia.

PLDT Capital subscribed to a US$5 million convertible promissory note issued by Phunware on September 3, 2015. Phunware is an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens. Through its pioneering Multiscreen as a Service platform, Phunware enables companies to engage seamlessly with their customers through mobile devices, from indoor and outdoor locations-based marketing and advertising to content management, notifications and analytics, to indoor mapping, navigation and wayfinding.

The US$5 million convertible promissory note was issued and paid on September 4, 2015.

Investment in AppCard, Inc.

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard, Inc., or AppCard, for US$5 million. AppCard is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

The US$5 million convertible preferred stock was paid on October 9, 2015.

Voyager’s Acquisition of Takatack Technologies

On August 6, 2015, Voyager, through Takatack Holdings Pte. Ltd. (formerly Takatack Pte. Ltd.), acquired 100% equity interest in Takatack Technologies Pte. Ltd., or Takatack Technologies, (formerly Paywhere Pte. Ltd.) for a total cash consideration of US$5 million, of which US$3 million was paid in August 2015 and US$2 million is payable in 12 quarterly installments, subject to satisfaction of certain conditions.  The acquisition is consistent with the PLDT Group’s focus to build Voyager into a digital economy platforms enabler, allowing it to build its digital commerce business in the Philippines and other emerging markets. Takatack Technologies is a Singapore-based e-commerce platform behind the online store, TackThis!, a cloud-based e-commerce platform operating on a software as a service model that enables businesses to easily set-up and showcase their online businesses on various online platforms, among other things.

PLDT’s Investment in Talas

On June 9, 2015, the PLDT Board of Directors approved the incorporation of Talas, a wholly-owned subsidiary of PLDT. Total subscription in Talas amounted to Php250 million, of which Php62.5 million was already paid as at September 30, 2015. Talas is tasked to unify the digital data assets of the PLDT Group which involves the implementation of the Intelligent Data Fabric, exploration of revenue opportunities and the immediate delivery of Big Data capability platform to PLDT and Smart.

eInnovations Holdings Pte. Ltd. Investment in MePay Global

On January 6, 2015, PLDT, through eInnovations Holdings Pte. Ltd, or eInnovations, entered into a joint venture agreement with Rocket Internet SE (formerly Rocket Internet AG), or Rocket, pursuant to which the two parties agreed to form MePay Global, of which each partner will hold a 50% equity interest.  MePay Global is a global joint venture for payment services with a focus on emerging markets.

On August 11, 2015, eInnovations invested €1.2 million into MePay Global.

eInnovations will further contribute the intellectual property, platforms and business operations of its market-leading mobile-first platform, PayMaya.  Rocket contributed, among other things, its participation in Paymill Holding GmbH and Payleven Holding GmbH, two of the leading payment platforms for high growth, small-and-medium sized e-commerce businesses across Europe.  The transaction is expected to be completed in the first quarter of 2016.

On the mobile financial solutions side, Voyager launched PayMaya Visa card with Beep, a three-in-one product – a Beep card with stored Near Field Communication/value for use in Metro Manila’s light rail system, a virtual Visa card which can be used to pay for online/e-commerce transactions and a physical Visa debit card.

iCommerce’s Investment in Philippines Internet Holdings, or PHIH

On January 20, 2015, PLDT and Rocket entered into another joint venture agreement to further strengthen our existing partnership and to foster the development of internet-based businesses in the Philippines.  PLDT, through iCommerce Investments Pte. Ltd., or iCommerce, a subsidiary of Voyager’s eInnovations, and Asia Internet Holding S.à r.l., which is 50%-owned by Rocket, will become shareholders in PHIH.

PHIH will concentrate on creating and developing online businesses in the Philippines, leverage local market and business model insights, facilitate commercial, strategic and investment partnerships, enable local recruiting and sourcing, and accelerate the rollout of online startups.

PLDT, through iCommerce, will invest €30 million for a 33.33% ownership stake in PHIH and a stake in Car Classifieds Philippines S.C.Sp. and Real Estate Classifieds Philippines S.C.Sp. iCommerce will have the option to increase its investment to 50% in PHIH. iCommerce paid approximately €7.4 million on October 27, 2015 for the first installment and the balance will be paid upon capital call.

Sale of Beacon’s Meralco Shares to Metro Pacific Investments Corporation, or MPIC

On April 14, 2015, Beacon and MPIC entered into a Share Purchase Agreement to sell 112.71 million common shares, comprising of approximately 10% interest in Meralco to MPIC at a price of Php235 per share for an aggregate consideration of Php26,487 million. MPIC settled a portion of the consideration amounting to Php1,000 million on April 14, 2015 and Php17,000 million on June 29, 2015, which were used by Beacon to partially settle its outstanding loans. MPIC will pay Beacon the balance of Php8,487 million on or before July 2016. Consequently, PCEV realized a portion of the deferred gain amounting to Php2,838 million.

As a result of the transaction, PCEV’s effective interest in Meralco, through Beacon, was reduced to 17.48%, while MPIC’s effective interest in Meralco, through its direct ownership of Meralco shares and through Beacon, increased to 32.48%. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96%.

PLDT Online’s Investment in iFlix Limited, or iFlix

On April 23, 2015, PLDT Online subscribed to a convertible note of iFlix, an internet TV service provider in Southeast Asia, for US$15 million.  iFlix will use the funds to continue to roll out the iFlix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity. The convertible note was issued and paid on August 11, 2015.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 25 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at September 30, 2015:

			31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
			(in millions)
Retail subscribers	20,222	6,291	1,690	441	11,800
Corporate subscribers	9,363	2,105	1,622	1,057	4,579
Foreign administrations	6,959	1,633	725	712	3,889
Domestic carriers	819	168	152	74	425
Dealers, agents and others	4,788	1,510	281	131	2,866

Total	42,151	11,707	4,470	2,415	23,559

Less: Allowance for doubtful accounts.	17,964
Total Receivables — net	24,187

ANNEX II – FINANCIAL SOUNDNESS INDICATORS

The following table shows our financial soundness indicators as at September 30, 2015 and 2014:

	2015	2014
Current Ratio(1)	0.52:1.0	0.47:1.0
Net Debt to Equity Ratio(2)	1.05:1.0	0.89:1.0
Net Debt to EBITDA Ratio(3)	1.56:1.0	1.45:1.0
Total Debt to EBITDA Ratio(4)	2.04:1.0	1.78:1.0
Asset to Equity Ratio(5)	3.93:1.0	3.40:1.0
Interest Coverage Ratio(6)	7.62:1.0	9.62:1.0
Profit Margin(7)	20%	22%
Return on Assets(8)	7%	8%
Return on Equity(9)	26%	27%
EBITDA Margin(10)	44%	46%

(1) Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)

(2)	Net Debt to equity ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by total equity attributable to equity holders of PLDT.

(3)	Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by EBITDA for the 12 months average period.

(4)	Total Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) divided by EBITDA for the 12 months average period.

(5) Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.

(6)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the period, divided by total financing cost for the 12 months average period.

(7) Profit margin is derived by dividing net income for the period with total revenues for the period.

(8) Return on assets is measured as net income for the 12 months average period divided by average total assets.

(9) Return on Equity is measured as net income for the 12 months average period divided by average total equity attributable to equity holders of PLDT.

(10) EBITDA margin for the period is measured as EBITDA divided by service revenues for the period.

EBITDA for the period is measured as net income for the period excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net for the period.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first nine months of 2015 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Signature and Title: /s/Napoleon L. Nazareno—

Napoleon L. Nazareno
President and Chief Executive Officer
Signature and Title: /s/Anabelle Lim Chua—

Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)
Signature and Title: /s/June Cheryl A. Cabal-Revilla—

June Cheryl A. Cabal-Revilla
First Vice President
(Principal Accounting Officer)
Date: November 3, 2015

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2015 (UNAUDITED) AND DECEMBER 31, 2014 (AUDITED)
AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at
	September 30,	As at December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 13 and 21)	192,696	191,984
Investments in associates, joint ventures and deposits (Notes 3, 4, 10 and 25)	46,649	42,046
Available-for-sale financial investments (Notes 6, 11 and 28)	15,438	28,086
Investment in debt securities and other long-term investments – net of current portion (Notes 12 and 28)	1,230	960
Investment properties (Notes 3, 6, 9 and 13)	1,810	1,816
Goodwill and intangible assets (Notes 3, 14 and 15)	72,795	72,842
Deferred income tax assets – net (Notes 3, 4 and 7)	18,575	17,131
Derivative financial assets – net of current portion (Note 28)	38	94
Prepayments – net of current portion (Notes 3, 19, 25 and 26)	3,168	2,924
Advances and other noncurrent assets – net of current portion (Note 28)	3,194	3,218

Total Noncurrent Assets	355,593	361,101

Current Assets
Cash and cash equivalents (Notes 16 and 28)	33,902	26,659
Short-term investments (Note 28)	1,161	643
Trade and other receivables (Notes 3, 5, 17, 25 and 28)	24,187	29,151
Inventories and supplies (Notes 5 and 18)	4,072	3,706
Current portion of derivative financial assets (Note 28)	7	2
Current portion of investment in debt securities and other long-term investments (Notes 12 and 28)	–	295
Current portion of prepayments (Note 19)	6,589	6,406
Current portion of advances and other noncurrent assets (Notes 20 and 28)	8,198	8,332

Total Current Assets	78,116	75,194

TOTAL ASSETS	433,709	436,295

EQUITY AND LIABILITIES

Equity (Note 28)
Non-voting serial preferred stock (Notes 8 and 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Notes 8 and 20)	1,093	1,093
Treasury stock (Notes 8 and 20)	(6,505)	(6,505)
Capital in excess of par value (Note 20)	130,521	130,521
Retained earnings (Note 20)	9,484	17,030
Other comprehensive income (Note 6)	(24,714)	(8,285)
Total Equity Attributable to Equity Holders of PLDT (Note 28)	110,389	134,364
Noncontrolling interests (Note 6)	309	304

TOTAL EQUITY	110,698	134,668

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at
	September 30,	As at December 31,
	2015	2014
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 9, 21 and 28)	133,580	115,400
Deferred income tax liabilities – net (Notes 4 and 7)	4,384	4,427
Derivative financial liabilities – net of current portion (Note 28)	1,018	1,460
Customers’ deposits (Note 28)	2,445	2,438
Pension and other employee benefits (Notes 3, 5 and 26)	12,460	13,131
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 22 and 28)	19,048	21,924

Total Noncurrent Liabilities	172,935	158,780

Current Liabilities
Accounts payable (Notes 23, 25, 27 and 28)	46,445	40,923
Accrued expenses and other current liabilities (Notes 3, 20, 21, 24, 25, 26 and 28)	82,281	82,678
Current portion of interest-bearing financial liabilities (Notes 3, 9, 21 and 28)	16,957	14,729
Provision for claims and assessments (Notes 3 and 27)	897	897
Dividends payable (Notes 20 and 28)	1,325	1,070
Current portion of derivative financial liabilities (Note 28)	378	254
Income tax payable (Note 7)	1,793	2,296

Total Current Liabilities	150,076	142,847
TOTAL LIABILITIES	323,011	301,627

TOTAL EQUITY AND LIABILITIES	433,709	436,295

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(in million pesos, except earnings per common share amounts which are in pesos)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2015	2014*	2015	2014*
	(Unaudited)
REVENUES
Service revenues (Notes 3 and 4)	122,001	122,961	40,842	40,398
Non-service revenues (Notes 3, 4 and 5)	5,870	4,360	1,838	1,462

	127,871	127,321	42,680	41,860

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	21,187	21,897	7,242	7,407
Compensation and employee benefits (Notes 3, 5 and 26)	16,376	15,777	5,061	5,334
Cost of sales (Notes 5, 18 and 25)	11,709	10,180	4,021	3,255
Repairs and maintenance (Notes 13, 18 and 25)	11,271	10,952	3,819	3,841
Interconnection costs	7,637	7,737	2,448	2,542
Selling and promotions (Note 25)	7,379	7,905	2,322	2,977
Professional and other contracted services (Note 25)	6,049	5,404	2,076	1,645
Rent (Notes 3 and 25)	4,704	4,749	1,685	1,516
Taxes and licenses (Note 27)	2,843	2,485	667	538
Asset impairment (Notes 3, 4, 5, 9, 10, 17, 18 and 28)	2,662	1,816	955	395
Insurance and security services (Note 25)	1,349	1,360	435	454
Communication, training and travel (Note 25)	995	1,144	349	385
Amortization of intangible assets (Notes 3, 4 and 15)	805	862	263	288
Other expenses	831	1,104	296	372

	95,797	93,372	31,639	30,949

	32,074	33,949	11,041	10,911

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	2,668	2,687	434	604
Interest income (Notes 4, 5, 12 and 16)	590	567	226	172
Gains on derivative financial instruments – net (Notes 4 and 28)	447	13	358	177
Foreign exchange losses – net (Notes 4, 9 and 28)	(2,523)	(741)	(2,084)	(1,200)
Financing costs – net (Notes 4, 5, 9, 21 and 28)	(4,550)	(3,855)	(1,613)	(1,357)
Other income – net (Notes 3, 4 and 13)	3,987	4,083	158	1,160

	619	2,754	(2,521)	(444)

INCOME BEFORE INCOME TAX (Note 4)	32,693	36,703	8,520	10,467
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	7,338	8,766	1,914	2,531

NET INCOME (Note 4)	25,355	27,937	6,606	7,936

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	25,339	27,957	6,610	7,934
Noncontrolling interests (Notes 4 and 8)	16	(20)	(4)	2

	25,355	27,937	6,606	7,936

Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	117.07	129.19	30.52	36.65
Diluted	117.07	129.19	30.52	36.65

*	Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Nine Months Ended September 30, 2015 and 2014
(in million pesos)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(Unaudited)
NET INCOME (Note 4)	25,355	27,937	6,606	7,936
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	51	154	–	(11)
Foreign currency translation differences of subsidiaries	40	27	1	60
Net transactions on cash flow hedges:	(289)	21	(267)	11
Net fair value gains (losses) on cash flow hedges (Note 28)	(394)	29	(340)	30
Income tax related to fair value adjustments charged directly to equity (Note 7)	105	(8)	73	(19)
Net gains (losses) on available-for-sale financial investments:	(12,651)	(4)	(4,927)	4
Gains (losses) from changes in fair value recognized during the period (Note 11)	(12,650)	(4)	(4,926)	4
Income tax related to fair value adjustments charged directly to equity (Note 7)	(1)	–	(1)	–
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods	(12,849)	198	(5,193)	64

Revaluation increment on investment properties:	(1)	(1)	–	–
Depreciation of revaluation increment in investment properties transferred to property, plant and equipment (Note 9)	(2)	(2)	(1)	(1)
Income tax related to revaluation increment charged directly to equity (Note 7)	1	1	1	1
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	(160)	(186)	–	84
Actuarial losses on defined benefit obligations:	(3,410)	(2,630)	(1,363)	(819)
Remeasurement in actuarial losses on defined benefit obligations	(4,870)	(3,806)	(1,947)	(1,194)
Income tax related to remeasurement adjustments (Note 7)	1,460	1,176	584	375
Net other comprehensive loss not to be reclassified to profit or loss in subsequent periods	(3,571)	(2,817)	(1,363)	(735)
Total Other Comprehensive Loss – Net of Tax	(16,420)	(2,619)	(6,556)	(671)

TOTAL COMPREHENSIVE INCOME	8,935	25,318	50	7,265

ATTRIBUTABLE TO:
Equity holders of PLDT	8,910	25,335	50	7,263
Noncontrolling interests	25	(17)	–	2

	8,935	25,318	50	7,265

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2015 and 2014
(in million pesos)

							Total Equity
						Other	Attributable to
		Common		Capital in Excess of		Comprehensive	Equity Holders	Noncontrolling	Total
	Preferred Stock	Stock	Treasury Stock	Par Value	Retained Earnings	Loss	of PLDT	Interests	Equity
Balances as at January 1, 2015	510	1,093	(6,505)	130,521	17,030	(8,285)	134,364	304	134,668
Total comprehensive income:	–	–	–	–	25,339	(16,429)	8,910	25	8,935
Net income (Notes 4 and 8)	–	–	–	–	25,339	–	25,339	16	25,355
Other comprehensive income (loss) (Note 6)	–	–	–	–	–	(16,429)	(16,429)	9	(16,420)
Cash dividends (Note 20)	–	–	–	–	(32,885)	–	(32,885)	(17)	(32,902)
Acquisition and dilution of noncontrolling interests	–	–	–	–	–	–	–	(3)	(3)
Balances as at September 30, 2015 (Unaudited)	510	1,093	(6,505)	130,521	9,484	(24,714)	110,389	309	110,698

Balances as at January 1, 2014	510	1,093	(6,505)	130,562	22,968	(11,481)	137,147	179	137,326
Total comprehensive income:	–	–	–	–	27,957	(2,622)	25,335	(17)	25,318
Net income (Notes 4 and 8)	–	–	–	–	27,957	–	27,957	(20)	27,937
Other comprehensive income (loss) (Note 6)	–	–	–	–	–	(2,622)	(2,622)	3	(2,619)
Cash dividends (Note 20)	–	–	–	–	(40,015)	–	(40,015)	(24)	(40,039)
Issuance of capital stock (Note 20)	–	–	–	–	–	–	–	164	164
Acquisition and dilution of noncontrolling interests	–	–	–	(40)	–	–	(40)	40	–
Business combinations and others (Note 14)	–	–	–	–	–	–	–	(16)	(16)

Balances as at September 30, 2014 (Unaudited)	510	1,093	(6,505)	130,522	10,910	(14,103)	122,427	326	122,753

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2015 and 2014
(in million pesos)

	2015	2014
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	32,693	36,703
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	21,187	21,897
Interest on loans and other related items – net (Notes 4, 5, 9, 21 and 28)	4,317	3,634
Asset impairment (Notes 3, 4, 5, 9, 10, 17 and 18)	2,662	1,816
Foreign exchange losses – net (Notes 4, 9 and 28)	2,523	741
Pension benefit costs (Notes 3, 5 and 26)	1,429	1,317
Amortization of intangible assets (Notes 3, 4 and 15)	805	862
Losses on disposal of property, plant and equipment (Note 9)	192	17
Accretion on financial liabilities – net (Notes 5, 21 and 28)	163	119
Gains on derivative financial instruments – net (Notes 4 and 28)	(447)	(13)
Interest income (Notes 4, 5, 12 and 16)	(590)	(567)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(2,668)	(2,687)
Gain on disposal of investments in subsidiaries (Note 10)	(2,838)	(1,448)
Incentive plans (Notes 3, 5 and 26)	–	1,311
Others	(231)	(743)

Operating income before changes in assets and liabilities	59,197	62,959
Decrease (increase) in:
Trade and other receivables	(1,145)	(5,654)
Inventories and supplies	(414)	(187)
Prepayments	(1,191)	193
Advances and other noncurrent assets	122	15
Increase (decrease) in:
Accounts payable	5,221	(3,337)
Accrued expenses and other current liabilities	3,186	5,436
Pension and other employee benefits	(10,197)	(3,825)
Customers’ deposits	7	(66)
Other noncurrent liabilities	(15)	3

Net cash flows generated from operations	54,771	55,537
Income taxes paid	(6,975)	(8,964)

Net cash flows from operating activities	47,796	46,573

CASH FLOWS FROM INVESTING ACTIVITIES
Dividends received (Note 10)	5,544	1,855
Interest received	712	459
Proceeds from:
Maturity of short-term investments	1,469	110
Maturity of investment in debt securities	292	1,090
Disposal of property, plant and equipment (Note 9)	240	210
Disposal of investment properties (Note 13)	8	5
Cash acquired – net of payment for purchase of investment (Note 14)	–	21
Disposal of investment (Note 2)	–	3

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Nine Months Ended September 30, 2015 and 2014
(in million pesos)

	2015	2014
	(Unaudited)
Payments for:
Purchase of shares of noncontrolling interests – net of cash acquired	(1)	(209)
Purchase of investments available-for-sale	(2)	(19,577)
Purchase of investment in debt securities	(234)	(1,420)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9 and 21)	(285)	(342)
Acquisition of intangible assets (Note 15)	(318)	(302)
Purchase of investments in associates and joint ventures	(955)	(300)
Purchase of short-term investments	(1,934)	(22)
Deposit for future PDRs subscription (Note 10)	–	(300)
Additions to property, plant and equipment (Notes 4 and 9)	(23,012)	(15,639)
Increase (decrease) in advances and other noncurrent assets	25	(2,231)
Net cash flows used in investing activities	(18,451)	(36,589)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 21)	30,867	39,692
Issuance of capital stock (Note 20)	–	164
Trust fund for redemption of shares	–	3
Payments for:
Redemption of shares	(1)	(6)
Obligations under finance leases	(3)	(5)
Debt issuance costs (Note 21)	(294)	(295)
Derivative financial instruments (Note 28)	(535)	(485)
Long-term financing for capital expenditures	(2,208)	(2,435)
Interest – net of capitalized portion (Notes 5 and 21)	(4,223)	(3,599)
Long-term debt (Note 21)	(13,550)	(11,664)
Cash dividends (Note 20)	(32,649)	(39,884)
Redemption of liabilities	–	(3)
Net cash flows used in financing activities	(22,596)	(18,517)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	494	322

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,243	(8,211)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (Note 16)	26,659	31,905

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (Note 16)	33,902	23,694

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at September 30, 2015.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT             shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at September 30, 2015. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common             shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at September 30, 2015, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, PLDT and BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at September 30, 2015. See Note 20 – Equity – Voting Preferred Stock and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 40 million ADSs outstanding as at September 30, 2015.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three business segments (Wireless, Fixed Line and Others), we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2. Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs, as issued by the Philippine Financial Reporting Standards Council, or FRSC.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial investments, certain short-term investments and investment properties that have been measured at fair values.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at September 30, 2015 and December 31, 2014:

			September 30,		December 31,
			2015		2014
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	–	100.0	–
Smart Broadband, Inc., or SBI,		Internet broadband distribution
and Subsidiary	Philippines	services	–	100.0	–	100.0
Primeworld Digital Systems, Inc.,		Internet broadband distribution
or PDSI	Philippines	services	–	100.0	–	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	–	100.0	–	100.0
Smart Money Holdings Corporation, or SMHC	Cayman Islands	Investment company	–	100.0	–	100.0
Far East Capital Limited, or FECL,	Cayman Islands	Cost effective offshore financing	–	100.0	–	100.0
and Subsidiary, or FECL Group		and risk management activities for
		Smart
PH Communications Holdings Corporation	Philippines	Investment company	–	100.0	–	100.0
Connectivity Unlimited Resource Enterprise, or	Philippines	Cellular mobile services	–	100.0	–	100.0
CURE
Francom Holdings, Inc.:	Philippines	Investment company	–	100.0	–	100.0
Chikka Holdings Limited, or Chikka,	British Virgin	Content provider, mobile	–	100.0	–	100.0
and Subsidiaries, or Chikka Group	Islands	applications development and
		services
Voyager Innovations, Inc., or	Philippines	Mobile applications development and	–	100.0	–	100.0
Voyager		services
eInnovations Holdings Pte. Ltd.,	Singapore	Investment company	–	100.0	–	100.0
or eInnovations (formerly Smarthub Pte. Ltd.)(a)(b)(c):
Takatack Holdings Pte. Ltd., or Takatack	Singapore	Development of leading enhanced	–	100.0	–	100.0
Holdings (formerly Takatack Pte.		data rates for GSM evolution, voice
Ltd.)(d)		communications and information
		technology, or IT, based solutions
Takatack Technologies Pte. Ltd., or	Singapore	Development and maintenance of	–	100.0	–	–
Takatack Technologies (formerly		IT-based solutions for
Paywhere Pte. Ltd.)(f)		communications and e-Commerce
		platforms
iCommerce Investments Pte. Ltd., or	Singapore	Investment company	–	100.0	–	–
iCommerce(b)
eInnovations Ventures Pte. Ltd., or	Singapore	Investment company	–	100.0	–	–
eVentures(e)
ePay Investments Pte. Ltd.,	Singapore	Investment company	–	100.0	–	–
or ePay(b)
PayMaya Philippines, Inc.	Philippines	Provide and market certain mobile	–	100.0	–	100.0
or PayMaya (formerly Smart e-Money,		payment services
Inc.)(g)
mePay Operations Philippines, Inc.,	Philippines	Market, sell and distribute payment	–	100.0	–	–
or mePay Ops(h)		solutions and other related services
3rd Brand Pte. Ltd., or		Solutions and systems integration
3rd Brand	Singapore	services	–	85.0	–	85.0
Wifun, Inc., or Wifun(i)	Philippines	Software developer and selling of	–	87.0	–	87.0
		WiFi access equipment
Telesat, Inc.(j)	Philippines	Satellite communications services	100.0	–	100.0	–
ACeS Philippines Cellular Satellite Corporation, or	Philippines	Satellite information and messaging	88.5	11.5	88.5	11.5
ACeS Philippines		services
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	–	99.6	–	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Global Corporation, or PLDT Global, and	British Virgin
Subsidiaries	Islands	Telecommunications services	100.0	–	100.0	–
Smart-NTT Multimedia, Inc.(j)	Philippines	Data and network services	100.0	–	100.0	–
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or	Philippines	Telecommunications services	100.0	–	100.0	–
Philcom Group
Talas Data Intelligence, Inc., or Talas(k)	Philippines	Business infrastructure and	100.0	–	–	–
		solutions; intelligent data
		processing and implementation
		services and data analytics insight
		generation

ePLDT, Inc., or ePLDT:	Philippines	Information and communications	100.0	–	100.0	–
		infrastructure for internet-based
		services, e-commerce, customer
		relationship management and IT
		related services
IP Converge Data Services, Inc.,	Philippines	Information and communications	–	100.0	–	100.0
or IPCDSI, and Subsidiary, or IPCDSI		infrastructure for internet-based
Group(l)		services, e-commerce, customer
		relationship management and IT
		related services
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	–	100.0	–	100.0
ABM Global Solutions, Inc., or AGS, and	Philippines	Internet-based purchasing, IT	–	99.8	–	99.8
Subsidiaries, or AGS Group(m)		consulting and professional services
		Bills printing and other related
ePDS, Inc., or ePDS	Philippines	value-added services, or VAS	–	67.0	–	67.0
netGames, Inc.(n)	Philippines	Gaming support services	–	57.5	–	57.5
iPlus Intelligent Network, Inc.,	Philippines	Managed IT outsourcing	–	–	–	–
or iPlus(o)
Digitel:	Philippines	Telecommunications services	99.6	–	99.6	–
Digitel Information Technology Services,	Philippines	Internet services	–	99.6	–	99.6
Inc.(j)
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	–	98.0	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure	75.0	–	75.0	–
		and related VAS
Pacific Global One Aviation Co., Inc.,	Philippines	Air transportation business	65.0	–	65.0	–
or PG1(p)
Pilipinas Global Network Limited,	British Virgin	Internal distributor of Filipino	64.6	–	64.6	–
or PGNL, and Subsidiaries(q)	Islands	channels and content
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	–	100.0	–
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries(r)	Singapore	Investment company	100.0	–	100.0	–
Mabuhay Investments Corporation,	Philippines	Investment company	67.0	–	67.0	–
or MIC(j)
PLDT Global Investments Corporation,	British Virgin	Investment company	–	100.0	–	100.0
or PGIC	Islands
PLDT Communications and Energy Ventures, Inc., or	Philippines	Investment company	–	99.9	–	99.9
PCEV

(a)	On February 24, 2015, the Accounting and Corporate Regulatory Authority, or ACRA, of Singapore, the national regulator of business entities in Singapore, approved the change in the business name of Smart Hub Pte. Ltd. to eInnovations.

(b)	On February 27, 2015, ePay and iCommerce were incorporated in Singapore to provide digital, internet, information, communication and IT-related activities. Both subsidiaries will serve as the holding companies of other digital investments. ePay and iCommerce are 100% owned by eInnovations, each having an initial capitalization of SGD10 thousand.

(c)	On December 18, 2014, Board of Directors of Smart approved the consolidation of various digital businesses under Voyager, wherein Voyager owns 100% of eInnovations, which in turn, directly owns the Takatack Holdings, 3rd Brand, ePay and iCommerce and eVentures. See Consolidation of Various Digital Businesses of Smart under Voyager below for further discussion.

(d)	On October 1, 2015, the ACRA of Singapore approved the change in the business name of Takatack Pte. Ltd. to Takatack Holdings Pte. Ltd.

(e)	On August 21, 2015, eVentures was incorporated in Singapore to serve as a holding company of other digital investments providing digital, internet, information, communication and IT-related activities. eVentures is a subsidiary of Voyager thru eInnovations.

(f)	On August 6, 2015, Takatack Holdings acquired 100% equity interest in Takatack Technologies. On October 1, 2015, the ACRA of Singapore approved the change in the business name of Paywhere Pte. Ltd. to Takatack Technologies Pte. Ltd. See Consolidation of Various Digital Businesses of Smart under Voyager below for further discussion.

(g)	Effective September 15, 2015, the Philippine Securities and Exchange Commission, or Philippine SEC, approved the amendment of Smart e-Money, Inc.’s name to PayMaya Philippines, Inc.

(h)	On February 10, 2015, mePay Ops was incorporated in the Philippines to market, sell and distribute payment solutions and other related services. mePay Ops is 60% and 40% owned by Smart e-Money, Inc. and Smart, respectively, with initial capitalization of Php1 million.

(i)	On November 18, 2014, Smart acquired an 87% equity interest in Wifun. See Note 14 – Business Combinations – Smart’s Acquisition of Wifun.

(j)	Ceased commercial operations.

(k)	On June 16, 2015, Talas was incorporated in the Philippines to implement the Intelligent Data Fabric and immediate delivery of Big Data capability platform of the PLDT Group.

(l)	On January 28, 2014, IPCDSI acquired a 100% equity interest in Rack I.T. Data Center, Inc., or Rack IT. See Note 14 – Business Combinations – IPCDSI’s Acquisition of Rack IT.

(m) (n) (o)
In 2014, ePLDT acquired an additional 0.6% equity interest in AGS from its minority shareholders thereby increasing ePLDT’s ownership in AGS from 99.2% to 99.8%.
Ceased commercial operations and under liquidation due to shortened corporate life to August 31, 2015.
On April 8, 2014, ePLDT sold its 100% stake in iPlus through a management buyout for a consideration of Php42 million.

(p)	On March 10, 2014, PLDT acquired an additional 37.5 million shares of PG1, thereby increasing its ownership from 50% to 65%. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in PG1 and Note 14 – Business Combinations – PLDT’s Additional Investment in PG1.

(q)	In September 2014, PLDT converted a receivable from PGNL amounting to US$5.5 million as additional investment and infused additional cash into PGNL amounting to US$1.3 million thereby increasing its interest in PGNL from 60.0% to 64.6%.

(r)	On August 1, 2014, PLDT Digital was incorporated to be the holding company of PLDT Online Investments Pte. Ltd., or PLDT Online, an entity that holds an investment in Rocket Internet SE (formerly Rocket Internet AG), or Rocket. See Note 11 – Available-for-Sale Financial Investments – PLDT Online’s Investment in Rocket.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases. We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest;
(c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE is obligated to sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

•	Smart is obligated to sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 Megahertz, or MHz, of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable the PLDT Group to recover its investment in CURE includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC. In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the Commissioners of the NTC. Smart sent a reply agreeing to the proposal and is awaiting advice from the NTC on the bidding and auction of the 3G license of CURE.

As at November 3, 2015, CURE is still waiting for advice from the NTC on how to proceed with the planned divestment.

Due to the planned divestment, franchise and licenses related to CURE qualify as noncurrent assets held-for-sale as at September 30, 2015. However, these were not presented separately in our consolidated statements of financial position as the carrying amounts are not material.

IPCDSI’s Acquisition of Rack IT

On January 28, 2014, IPCDSI entered into a Sale and Purchase Agreement with a third party to acquire 100% ownership of Rack IT for a total purchase price of Php164 million. Rack IT is engaged in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the projects and operations of a data center. Rack IT started commercial operations on February 20, 2015. See Note 14 – Business Combinations – IPCDSI’s Acquisition of Rack IT for more details.

PLDT’s Acquisition of Additional Shares of PG1

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by Jubilee Sky Limited, or JSL, which effectively increases PLDT’s ownership in PG1 from 50% to 65% for a total consideration of Php23 million. PLDT consolidated PG1’s financial statements effective March 10, 2014. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in PG1 and Note 14 – Business Combinations – PLDT’s Additional Investment in PG1.

ePLDT’s Acquisition of Shares of AGS’ Minority Stockholders

In 2014, ePLDT acquired an additional 0.6% in AGS from its minority shareholders for a total consideration of Php0.6 million, thereby increasing ePLDT’s ownership in AGS from 99.2% to 99.8%.

PCEV’s Common Stock

On June 24, 2014, PCEV’s Board of Directors approved a program involving the repurchase or buyback program of its common shares, which are owned by its remaining minority stockholders and offered for sale at a price of not more than Php100,000 per share. After the buyback program, the number of holders of PCEV common stock decreased to 96. The buyback program ended on June 30, 2015.

In 2014, the number of holders of PCEV common stock decreased to 97 and because the number of shareholders decreased below 100, PCEV filed a petition to the Philippine SEC for the suspension of duty to file reports under Section 17 of the Philippine SEC Regulation Code on December 22, 2014.

As at November 3, 2015, PCEV is still awaiting for the decision of the Philippine SEC.

Smart’s Acquisition of Wifun

On November 18, 2014, Smart acquired an 87% equity interest in Wifun for total cash consideration of Php70 million, of which Php35 million was paid in December 2014, Php6 million was paid on April 6, 2015 and Php29 million is payable upon capital call of Wifun.  Wifun was incorporated in the Philippines in 2013 and is engaged in the business of selling software solutions, telecommunications equipment and gadgets, and providing WiFi access. See Note 14 – Business Combinations – Smart’s Acquisition of Wifun.

Consolidation of Various Digital Businesses of Smart under Voyager

On December 18, 2014, the Board of Directors of Smart approved the consolidation of various digital businesses under Voyager.

As at September 30, 2015, Voyager owns 100% of eInnovations, which in turn directly owns the following offshore digital businesses: Takatack Holdings, 3rd Brand, ePay, iCommerce, and eVentures. To facilitate the consolidation of these entities, the following were executed: (a) Smart made an additional capital cash infusion to Voyager amounting to Php250 million and converted Php400 million Smart advances to Voyager into additional paid-in capital; (b) Smart sold all of its shares in eInnovations to Voyager for SGD7.6 million; (c) Smart granted an interest-bearing loan to eInnovations amounting to US$13.5 million; and (d) Smart sold all of its shares in PayMaya to ePay for Php600 million.

The transactions and organizational movements have no impact in our consolidated financial statements.

On August 3, 2015, the Board of Directors of Smart approved the additional equity infusion by Smart to Voyager of Php1,716 million via subscription to additional shares. The additional equity infusion is intended for Voyagers’ various investments, as well as capital expenditures and working capital requirements.

On August 6, 2015, Voyager, through Takatack Holdings acquired 100% equity interest in Takatack Technologies for a total cash consideration of US$5 million, of which US$3 million was paid in August 2015 and US$2 million is payable in 12 quarterly installments, subject to satisfaction of certain conditions. The acquisition is consistent with the PLDT Group’s focus to build Voyager into a digital economy platforms enabler, allowing it to build its digital commerce business in the Philippines and other emerging markets. Takatack Technologies is a Singapore-based e-commerce platform behind the online store, TackThis!, a cloud-based e-commerce platform operating on a software as a service model that enables businesses to easily set-up and showcase their online businesses on various online platforms, among other things.

On August 21, 2015, eVentures was incorporated in Singapore to serve as a holding company of other digital investments providing digital, internet, information, communication and IT-related activities. eVentures is a subsidiary of Voyager thru eInnovations.

PayMaya’s Investment in mePay Ops

mePay Ops was incorporated in the Philippines on February 10, 2015 to market, sell and distribute payment solutions and other related services.  mePay Ops is 60% and 40% owned by PayMaya and Smart, respectively, with an initial capitalization of Php1 million.

On the mobile financial solutions side, Voyager launched PayMaya Visa card with Beep, a three-in-one product – a Beep card with stored Near Field Communication/value for use in Metro Manila’s light rail system, a virtual Visa card which can be used to pay for online/e-commerce transactions and a physical Visa debit card.

Incorporation of Talas

On June 9, 2015, the PLDT Board of Directors approved the incorporation of Talas, a wholly-owned subsidiary of PLDT. Total subscription in Talas amounted to Php250 million, of which Php62.5 million was already paid as at September 30, 2015.

Talas is tasked to unify the digital data assets of the PLDT Group which involves the implementation of the Intelligent Data Fabric, exploration of revenue opportunities and the immediate delivery of Big Data capability platform to PLDT and Smart.

Incorporation of PLDT Capital Pte. Ltd., or PLDT Capital

PLDT Capital was incorporated as a wholly-owned subsidiary of PLDT Online on August 12, 2015. As an investment arm, PLDT Capital is envisioned to be an important pillar in supporting the PLDT Group’s digital pivot through collaboration with world-class pioneering companies in Silicon Valley and around the world.

As a realization of the Group’s vision, PLDT Capital made the following investments:

Investment in Phunware, Inc., or Phunware

On September 3, 2015, PLDT Capital entered into a Memorandum of Understanding with Phunware where PLDT Capital will invest US$5 million in a joint venture that will allow PLDT’s subsidiary, ePLDT, to exclusively market and distribute Phunware’s targeted mobile and multiscreen solution in the Philippines and Southeast Asia.

PLDT Capital subscribed to a US$5 million convertible promissory note issued by Phunware on September 3, 2015. Phunware is an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens. Through its pioneering Multiscreen as a Service platform, Phunware enables companies to engage seamlessly with their customers through mobile devices, from indoor and outdoor locations-based marketing and advertising to content management, notifications and analytics, to indoor mapping, navigation and wayfinding.

The US$5 million convertible promissory note was issued and paid on September 4, 2015.

Investment in AppCard, Inc., or AppCard

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard for US$5 million. AppCard is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

The US$5 million convertible preferred stock was paid on October 9, 2015.

Changes in Accounting Policies and Disclosures

Our accounting policies adopted in the preparation of our consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the following new standards and interpretations:

Amendments to Philippine Accounting Standard, or PAS, 19, Employee Benefits – Defined Benefit Plans: Employee Contributions. The amendments apply to contributions from employees or third parties to defined benefit plans. Contributions that are set out in the formal terms of the plan shall be accounted for as reductions to current service costs if they are linked to service. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. The amendments to PAS 19 are to be retrospectively applied for annual periods beginning on or after July 1, 2014. The amendments do not apply to us since our employees are not required to make contributions to the Defined Benefit Plan.

The Annual Improvements to PFRSs (2010-2012 Cycle) contain necessary but non-urgent amendments to the following standards:

PFRS 2, Share-based Payment – Definition of Vesting Condition. This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including: (i) a performance condition must contain a service condition;
(ii) a performance target must be met while the counterparty is rendering service; (iii) a performance target may relate to the operations or activities of an entity, or to those of another entity in the same group; (iv) a performance condition may be a market or non-market condition; and (v) if the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied. This amendment does not apply to us as we have no share-based payments.

PFRS 3, Business Combinations – Accounting for Contingent Consideration in a Business Combination. The amendment is applied prospectively for business combinations for which the acquisition date is on or after July 1, 2014. It clarifies that a contingent consideration that is not classified as equity, is subsequently measured at fair value through profit or loss whether or not it falls within the scope of PAS 39, Financial Instruments: Recognition and Measurement (or PFRS 9, Financial Instruments, if early adopted). We shall consider this amendment for future business combinations.

PFRS 8, Operating Segments – Aggregation of Operating Segments and Reconciliation of the Total of Reportable Segments’ Assets to the Entity’s Assets. The amendments require entities to disclose the judgment made by management in applying the aggregation criteria in the standard. This disclosure should include a brief description of the operating segments that have been aggregated and the economic characteristics used to assess whether the segments are “similar”. The amendments also clarify that an entity shall provide reconciliations of the total of reportable segments’ assets to the entity’s assets if such reconciliations are regularly provided to the chief operating decision maker, similar to the required disclosure for segment liabilities. These amendments are effective for annual periods beginning on or after July 1, 2014 and are applied retrospectively. The amendments affect disclosures only and have no significant impact on our financial position or performance.

PAS 16, Property, Plant and Equipment and PAS 38, Intangible Assets – Revaluation Method – Proportionate Restatement of Accumulated Depreciation and Amortization. The amendment is applied retrospectively and clarifies in PAS 16 and PAS 38 that the asset may be revalued by reference to the observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortization is the difference between the gross and net carrying amounts of the asset.

The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment shall apply to all revaluations recognized in annual periods beginning on or after the date of initial application of this amendment and in the immediately preceding annual period. The amendment has no significant impact on our financial position or performance.

PAS 24, Related Party Disclosures – Key Management Personnel. The amendment is applied retrospectively and clarifies that a management entity that provides key management personnel services is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendments are effective for annual periods beginning on or after July 1, 2014 and are applied retrospectively. The amendments affect disclosures only and have no significant impact on our financial position or performance.

The Annual Improvements to PFRSs (2011-2013 Cycle) contain necessary but non-urgent amendments to the following standards:

PFRS 3, Business Combinations – Scope Exceptions for Joint Arrangements. The amendment clarifies that PFRS 3 does not apply to the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. The amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively. The amendment has no significant impact on our financial position and performance.

PFRS 13, Fair Value Measurement – Portfolio Exception. The amendment clarifies that the portfolio exception in PFRS 13 can be applied to financial assets, financial liabilities and other contracts within the scope of PAS 39. The amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively. The amendment has no significant impact on our financial position and performance.

PAS 40, Investment Property. The amendment clarifies the inter-relationship between PFRS 3 and PFRS 40 when classifying property as investment property or owner-occupied property. The amendment stated that judgment is needed when determining whether the acquisition of investment property is the acquisition of an asset or a group of assets or a business combination within the scope of PFRS 3. This judgment is based on the guidance of PFRS 3. This amendment is effective for annual periods beginning on or after July 1, 2014 and is applied prospectively. The amendment has no significant impact on our financial position or performance.

We have not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree that are present ownership interest and entitle their holders to a proportionate share of the net assets in the event of liquidation, either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of PAS 39 is measured at fair value with changes in fair value recognized either in profit or loss or as a change in other comprehensive income. If the contingent consideration is not within the scope of PAS 39, it is measured in accordance with the appropriate PFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain in the form of negative goodwill is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but has no control nor joint control over those policies. The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity. Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes transaction costs. The details of our investments in associates are disclosed in Note 10 – Investments in Associates, Joint Ventures and Deposits – Investments in Associates.

Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statements: (1) statement of comprehensive income; and (2) statement of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns. They are classified and accounted for as follows:

•	Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates, Joint Ventures and Deposits – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. The joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries, PGIC, eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, eVentures, ePay, 3rd Brand, PLDT Digital and subsidiaries, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL, ABMGS Sdn. Bhd., or AGS Malaysia, PT Advance Business Microsystems Global Solutions, or AGS Indonesia) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. dollar; the functional currency of eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, eVentures, ePay, 3rd Brand, PLDT Digital and subsidiaries, CPL and AGSPL, is the Singapore dollar; the functional currency of CCCBL is the Chinese renminbi; the functional currency of AGS Malaysia is the Malaysian ringgit; and the functional currency of AGS Indonesia is the Indonesian rupiah. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Noncurrent Assets Held-for-Sale

Noncurrent assets and disposal groups classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Noncurrent assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statements, income and expenses are reported separately down to the level of profit after taxes, even when we retain a noncontrolling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the consolidated income statements.

Property, plant and equipment and intangible assets once classified as held-for-sale are neither depreciated nor amortized.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of PAS 39 are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments as defined by PAS 39. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in fair value recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income – net” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income – net”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at FVPL. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Our financial assets at FVPL include portions of short-term investments as at September 30, 2015 and December 31, 2014. See Note 28 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method less impairment. This method uses an EIR that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include portions of investment in debt securities and other long-term investments, cash and cash equivalents, portions of short-term investments, trade and other receivables and portions of advances and other noncurrent assets as at September 30, 2015 and December 31, 2014. See Note 12 – Investment in Debt Securities and Other Long-term Investments, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include portions of investment in debt securities and other long-term investments as at September 30, 2015 and December 31, 2014. See Note 12 – Investment in Debt Securities and Other Long-term Investments and Note 28 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held-for-trading nor designated at FVPL. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in our consolidated income statement. Available-for-sale investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured shall be measured at cost.

Interest earned on holding available-for-sale financial investments are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income – net” when the right to receive payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months from the end of the reporting period.

We evaluate whether the ability and intention to sell our available-for-sale financial investments in the near term is still appropriate. When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments. Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in other comprehensive income is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in other comprehensive income is reclassified to the consolidated income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at September 30, 2015 and December 31, 2014. See Note 28 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities within the scope of PAS 39 are classified as financial liabilities at FVPL, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments as defined by PAS 39. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income – net” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at September 30, 2015 and December 31, 2014. See Note 28 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities, with the exemption of statutory payables, interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at September 30, 2015 and December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities, Note 22 – Deferred Credits and Other Noncurrent Liabilities, Note 23 – Accounts Payable, and Note 24 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of Trade and Other Receivables

Individual impairment

Retail subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers. Permanent disconnections are made after a series of collection steps following nonpayment by postpaid subscribers. Such permanent disconnection usually occurs within a predetermined period from the last statement date.

We also recognize impairment losses for accounts with extended credit arrangements or promissory notes.

Regardless of the age of the account, additional impairment losses are also made for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber.

Corporate subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired. Full allowance is generally provided for the whole amount of receivables from corporate accounts based on aging of individual account balances. In making this assessment, we take into account normal payment cycle, counterparty’s payment history and industry-observed settlement periods.

Foreign administrations and domestic carriers

For receivables from foreign administration and domestic carriers, impairment losses are recognized when they are specifically identified as impaired regardless of the age of balances. Full allowance is generally provided after quarterly review of the status of settlement with the carriers. In making this assessment, we take into account normal payment cycle, counterparty carrier’s payment history and industry-observed settlement periods.

Dealers, agents and others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances based on age and payment habits, as applicable.

Collective impairment

Postpaid wireless and fixed line subscribers

We estimate impairment losses for temporarily disconnected accounts for both wireless and fixed line subscribers based on the historical trend of temporarily disconnected accounts which eventually become permanently disconnected. Temporary disconnection is initiated after a series of collection activities is implemented, including the sending of a collection letter, call-out reminders and collection messages via text messaging. Temporary disconnection generally happens 90 days after the due date of the unpaid balance. If the account is not settled within 60 days from temporary disconnection, the account is permanently disconnected.

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to 120 days past due. The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

Other subscribers

Receivables that have been assessed individually and found not to be impaired are then assessed collectively based on similar credit risk characteristics to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident in the individual impairment assessment. Retail subscribers are provided with collective impairment based on a certain percentage derived from historical data/statistics.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Allowance for Doubtful Accounts, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities – Impairment Assessments for further disclosures relating to impairment of financial assets.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months. When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from other comprehensive income to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost, less any impairment loss on that investment previously recognized in our consolidated income statement and the current fair value. Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rate. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques. See Note 28 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains on derivative financial instruments – net” in our consolidated income statement.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as a financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 28 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to hedge our interest rate exposure on certain outstanding loan balances. See Note 28 – Financial Assets and Liabilities – PLDT, DMPI and Smart.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

We use a loan as a hedge of its exposure to foreign exchange risk on its investment in foreign subsidiaries. See Note 28 – Financial Assets and Liabilities for more details.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property, plant and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repairs and maintenance costs are recognized as expense as incurred. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

Depreciation and amortization commence once the property, plant and equipment are available for use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The residual values, estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end to and adjusted prospectively, if appropriate.

An item of property, plant and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property, plant and equipment for their intended use have been completed, and the property, plant and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense. See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties as accredited by the Philippine SEC. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they are disposed of or when they permanently withdrawn from use and no future benefit is expected from their disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually either individually or at the CGU level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 15 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property, plant and equipment and intangible assets with definite useful lives

For property, plant and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment, Note 9 – Property, Plant and Equipment and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement. See Note 10 – Investments in Associates, Joint Ventures and Deposits for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

If there is incomplete allocation of goodwill acquired in a business combination to CGUs, or group of CGUs, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment and Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Life for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized under “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair value measurement

We measure financial instruments such as derivatives, available-for-sale financial investments, certain short-term investments and non-financial assets such as investment properties, at fair value at each reporting date. Also, fair values of financial instruments measured at amortized cost are disclosed in Note 28 – Financial Assets and Liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability, or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
(iii) Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted available-for-sale financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable. When deciding the most appropriate basis for presenting revenue and cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. We are acting as a principal when we have the significant risks and rewards associated with the rendering of telecommunication services. When our role in a transaction is that of principal, revenue is presented on a gross basis, otherwise, revenue is presented on a net basis.

Service revenues

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the cost of the provision of service. Services may be rendered separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone, cellular and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from postpaid cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart and Sun Cellular, from cellular and local exchange services primarily through wireless, landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, Talk ‘N Text Prepaid and Sun Cellular Prepaid. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, SMS, multimedia messaging services, or MMS, content downloading (inclusive of browsing), infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits (load package purchased, i.e., free additional SMS or minute calls or Peso credits), or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Nonrecurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average length of customer relationship. The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

Connecting carriers

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Value-Added Services, or VAS

Revenues from VAS include MMS, content downloading (inclusive of browsing) and infotext services. The amount of revenue recognized is net of payout to content provider’s share in revenue. Revenue is recognized upon service availment.

Incentives

We operate customer loyalty programmes in our wireless business which allows customers to accumulate points when they purchase services or prepaid credits from us. The points can then be redeemed for free services and discounts, subject to a minimum number of points being obtained. Consideration received is allocated between the services and prepaid credits sold and the points issued, with the consideration allocated to the points equal to their value. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Product-based incentives provided to retailers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Multiple-deliverable arrangements

In revenue arrangements including more than one deliverable, the deliverables are assigned to one or more separate units of accounting and the arrangement consideration is allocated to each unit of accounting based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Other services

Revenue from server hosting, co-location services and customer support services are recognized as the service is performed.

Non-service revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” in our consolidated income statement.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

•	Service cost;

•	Net interest on the net defined benefit asset or obligation; and

•	Remeasurements of net defined benefit asset or obligation

Service cost (which includes current service costs, past service costs and gains or losses on non-routine settlements) is recognized as part of “Compensation and employee benefits” account in our consolidated income statement. These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Net deferred benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statement of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach. The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 26 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries. Smart and certain of its subsidiaries, however, are covered under Republic Act 7641, or R.A. 7641, otherwise known as “The Philippine Retirement Law”, which provides for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries account for their retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our profit or loss.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 26 – Employee Benefits – Defined Contribution Plans for more details.

Other Long-term Employee Benefits

Our liability arising from the 2012 to 2014 Long-term Incentive Plan, or the 2012 to 2014 LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in our profit or loss. See Note 26 – Employee Benefits – Other Long-term Employee Benefits for more details.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term using the EIR and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term using the EIR.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our profit or loss.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT except: (1) where the VAT incurred on a purchase of assets or services is not recoverable from the tax authority, in which case, the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and (2) where receivables and payables are stated with the amount of VAT included.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post period-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements. Post period-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statements of changes in equity.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statements of changes in equity and statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statements of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our profit or loss as required or permitted by PFRSs.

New Accounting Standards, Amendments and Interpretations to Existing Standards Effective Subsequent to September 30, 2015

We will adopt the following standards, amendments and interpretations to existing standards enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these standards, amendments and interpretations to PFRS to have a significant impact on our consolidated financial statements.

Effective January 1, 2016

Amendments to PFRS 10, Consolidated Financial Statements and PAS 28, Investments in Associates and Joint Ventures – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. These amendments address an acknowledged inconsistency between the requirements in PFRS 10 and those in PAS 28 (2011) in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. These amendments are effective from annual periods beginning on or after January 1, 2016.

Amendments to PFRS 10, PFRS 12 and PAS 28, Investment Entities: Applying the Consolidation Exception. The amendments clarify that the exemption in PFRS 10 from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity that measures all of its subsidiaries at fair value and that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. The amendments also allow an investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Amendments to PFRS 11, Joint Arrangements – Accounting for Acquisitions of Interests in Joint Operations. The amendments to PFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant PFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to PFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. We shall consider these amendments for future acquisition of an interest in a joint operation.

Amendments to PAS 1, Disclosure Initiative. The amendments clarify the following: (a) the materiality requirements in PAS 1 that entities shall not reduce the understandability of their financial statements by either obscuring material information with immaterial information; or aggregating material items that have different natures or functions; (b) that specific line items in the statement of profit or loss and other comprehensive income and the statement of financial position may be disaggregated; (c) that entities have flexibility as to the order in which they present the notes to financial statements; (d) that the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss; and (e) for additional subtotals presented in the statement of profit or loss and other comprehensive income, line items should be presented to reconcile any such subtotals with the subtotals or totals currently required in PFRS for such statement. These amendments are effective from annual periods beginning on or after January 1, 2016.

Amendments to PAS 16, Property, Plant and Equipment and PAS 38, Intangible Assets – Clarification of Acceptable Methods of Depreciation and Amortization. The amendments clarify that a depreciation method that is based on revenue generated by an activity that includes the use of an asset is not appropriate as such methods reflect a pattern of generation of economic benefits that arise from the operation of the business of which an asset is part, rather than the pattern of consumption of an asset’s expected future economic benefits. The amendments are to be applied prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Amendments to PAS 16, Property, Plant and Equipment, and PAS 41, Agriculture – Bearer Plants. The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of PAS 41. Instead, PAS 16 will apply. After initial recognition, bearer plants will be measured under PAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of PAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, PAS 20, Accounting for Government Grants and Disclosure of Government Assistance, will apply. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. Since we do not have any bearer plants, these amendments would not apply.

Amendments to PAS 27, Separate Financial Statements – Equity Method in Separate Financial Statements. The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying PFRS and electing to change the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of PFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to PFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

PFRS 14, Regulatory Deferral Accounts. PFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of PFRS. Entities that adopt PFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income. The standard requires disclosures on the nature of, and risks associated with, the entity’s rate-regulation and the effects of that rate-regulation on its financial statements. PFRS 14 is effective for annual periods beginning on or after January 1, 2016. Since we are an existing PFRS preparer, this standard would not apply.

The Annual Improvements to PFRSs (2012-2014 Cycle) contain necessary but non-urgent amendments to the following standards:

PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations – Changes in Methods of Disposal. The amendment is applied prospectively and clarifies that changing from a disposal through sale to a disposal through distribution to owners and vice-versa should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in PFRS 5. The amendment also clarifies that changing the disposal method does not change the date of classification.

PFRS 7, Financial Instruments: Disclosures – Servicing Contracts. PFRS 7 requires an entity to provide disclosures for any continuing involvement in a transferred asset that is derecognized in its entirety. The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and arrangement against the guidance in PFRS 7 in order to assess whether the disclosures are required. The amendment is to be applied such that the assessment of which servicing contracts constitute continuing involvement will need to be done retrospectively. However, comparative disclosures are not required to be provided for any period beginning or after the annual period in which the entity first applies the amendments.

PFRS 7 – Applicability of the Amendments to PFRS 7 to Condensed Interim Financial Statements. This amendment is applied retrospectively and clarifies that the disclosures on offsetting of financial assets and financial liabilities are not required in the condensed interim financial report unless they provide a significant update to the information reported in the most recent annual report.

PAS 34, Interim Financial Reporting – Disclosure of Information “Elsewhere in the Interim Financial Report”. The amendment is applied retrospectively and clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the greater interim financial report (e.g., in the management commentary or risk report).

Effective January 1, 2018

PFRS 9, Financial Instruments (2014 version). In July 2014, the final version of PFRS 9, Financial Instruments, was issued. PFRS 9 reflects all phrases of the financial instruments project and replaces PAS 39 and all previous versions of PFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. PFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of PFRS 9 is permitted if the date of initial application is before February 1, 2015.

The adoption of PFRS 9 will have an effect on the classification and measurement of our financial assets and impairment methodology for financial assets, and will have impact on the classification and measurement of the financial liabilities. The adoption will also have an effect on our application of hedge accounting. We are currently assessing the impact of adopting this standard.

The following new standard issued by the International Accounting Standards Board has not yet been adopted by FRSC:

IFRS 15, Revenue from Contract with Customers. IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. We are currently assessing the impact of IFRS 15 on our consolidated financial statements.

3. Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which use the U.S. dollar; (b) eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, ePay, 3rd Brand, PLDT Digital, CPL and AGSPL, which use the Singapore dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia, which uses the Malaysian ringgit; and (e) AGS Indonesia, which uses the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17, Leases. Total lease expense amounted to Php4,704 million and Php4,749 million for the nine months ended September 30, 2015 and 2014, respectively. Total finance lease obligations amounted to Php2 million and Php6 million as at
September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings Holdings, Inc., or Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.  Satventures and Hastings are wholly-owned subsidiaries of MediaQuest and Cignal TV is a wholly-owned subsidiary of Satventures. ePLDT’s investments in PDRs are part of our overall strategy to broaden our distribution platform and increase our ability to deliver multi-media content.  On September 27, 2013, the Satventures and Cignal TV PDRs were issued and provided ePLDT a 40% economic interest each in Satventures and Cignal TV, or an aggregate of 64% economic interest in Cignal TV. On May 30, 2015, the Hastings PDRs were issued and provided ePLDT a 70% economic interest in Hastings.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by inter-change of managerial personnel, provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, thus accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php12,658 million and Php9,575 million as at September 30, 2015 and December 31, 2014, respectively. See related discussion on Note 10 – Investment in Associates, Joint Ventures and Deposits – Investments in Associates – Investment in MediaQuest PDRs.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the CGUs to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the recoverable amount of property, plant and equipment, investments in associates, joint ventures and deposits, intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under PFRS.

In 2014, SBI and PDSI recognized impairment losses on the net book values of their Canopy and Wimax equipment. Canopy and Wimax technologies have been becoming less preferable as telecommunications operators shift to Long-Term Evolution, or LTE, which offers improved speed and more compatibility with 2G and 3G technologies. The business plan for fixed wireless is to roll-out Time Duplex, or TD, LTE sites in 2014 and 2015 and migrate all existing Canopy and Wimax subscribers to the new technology as network coverage for TD-LTE increases. Total impairment losses recognized for the year ended December 31, 2014 amounted to Php2,394 million and Php1,223 million for SBI and PDSI, respectively.

In 2014, PLDT implemented a massive fiber optic footprint and backbone expansion which increased bandwidth connectivity between different regions of the country and provided subscribers with opportunities for better services. In relation to this expansion, PLDT has recognized an impairment provision on the net book value of certain transmission facilities replaced by the program amounting to Php227 million for the year ended December 31, 2014.

There were no asset impairment recognized on noncurrent assets for the nine months ended September 30, 2015 and 2014.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property, Plant and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

The carrying values of our property, plant and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 15 and 19, respectively.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of each item of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded depreciation and amortization and decrease our property, plant and equipment.

The total depreciation and amortization of property, plant and equipment amounted to Php21,187 million and Php21,897 million for the nine months ended September 30, 2015 and 2014, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php192,696 million and Php191,984 million as at September 30, 2015 and December 31, 2014, respectively. See Note 4 – Operating Segment Information and Note 9 – Property, Plant and Equipment.

Estimating useful lives of intangible assets with finite life

Intangible assets with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets with finite life amounted to Php805 million and Php862 million for the nine months ended September 30, 2015 and 2014, respectively. Total carrying values of intangible assets with finite life amounted to Php6,126 million and Php6,173 million as at September 30, 2015 and
December 31, 2014, respectively. See Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets.

Goodwill and intangible assets with indefinite useful life

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which requires extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance and position.

Total carrying values of goodwill and intangible assets with indefinite useful life amounted to Php66,669 million as at September 30, 2015 and December 31, 2014. See Note 15 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or the OSD method, and assess the future tax consequences for the recognition of deferred income tax assets. Based on Smart and SBI’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php9,985 million and Php10,248 million as at September 30, 2015 and December 31, 2014, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php3,707 million and Php4,259 million as at September 30, 2015 and December 31, 2014, respectively. Total consolidated provision from deferred income tax amounted to Php109 million for the nine months ended September 30, 2015, while total consolidated benefit from deferred income tax amounted to Php81 million for the nine months ended September 30, 2014. Total consolidated net deferred income tax assets amounted to Php18,575 million and Php17,131 million as at September 30, 2015 and December 31, 2014, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there was objective evidence that an impairment loss was incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on all available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php2,426 million and Php1,470 million for the nine months ended September 30, 2015 and 2014, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php24,187 million and Php29,151 million as at September 30, 2015 and December 31, 2014, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and contribution plans and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. See Note 26 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,429 million and Php1,317 million for the nine months ended September 30, 2015 and 2014, respectively. The prepaid benefit costs amounted to Php73 million and Php65 million as at September 30, 2015 and December 31, 2014, respectively. The accrued benefit costs amounted to Php12,460 million and Php13,131 million as at September 30, 2015 and December 31, 2014, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits – Defined Benefit Pension Plans.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the Executive Compensation Committee, or ECC, on March 22, 2012. The awards in the 2012 to 2014 LTIP were contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded PLDT Group, including Digitel, over the three-year period 2012 to 2014. In addition, the 2012 to 2014 LTIP allowed for the participation of a number of senior executives and certain newly hired executives and ensured the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the nine months ended September 30, 2014 amounted to Php1,311 million. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php42 million and Php3,297 million as at September 30, 2015 and December 31, 2014, respectively. The LTIP liability amounting to Php3,255 million as at December 31, 2014 was already paid as at September 30, 2015. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 24 – Accrued Expenses and Other Current Liabilities and Note 26 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,117 million and Php2,068 million as at September 30, 2015 and December 31, 2014, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, we cannot assure you that the use of such estimates will not result in material adjustments in future periods.

Revenues earned from multiple element agreements offered by our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with PAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract/lock-in period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount as determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in our consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at September 30, 2015 amounted to Php3,686 million and Php155,013 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2014 amounted to Php3,315 million and Php139,207 million, respectively. See Note 28 – Financial Assets and Liabilities.

4. Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the chief operating decision maker, which we refer to as our Management Committee, to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have three reportable operating segments, as follows:

•	Wireless – wireless telecommunications services provided by Smart and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; Voyager and certain subsidiaries, our mobile applications developers and mobile payment services provider; SBI and PDSI, our wireless broadband service providers; Chikka Group, our wireless content operators; ACeS Philippines, our satellite operator; and certain subsidiaries of PLDT Global, our mobile virtual network operations provider;

•	Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 5% of our consolidated fixed line subscribers; information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT, IPCDSI Group, AGS Group and Curo; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation provided by Talas; distribution of Filipino channels and content services provided by PGNL and its subsidiaries; air transportation service provided by PG1; and bills printing and other VAS-related services provided by ePDS; and

•	Others – PGIH, PLDT Digital and its subsidiaries, MIC, PGIC and PCEV, our investment companies.

See Note 2 – Summary of Significant Accounting Policies and Note 14 – Business Combinations and Acquisition of Noncontrolling Interests, for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the period; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income (loss) for the period is measured consistent with net income (loss) in our consolidated financial statements.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income – net.

EBITDA margin for the period is measured as EBITDA divided by service revenues.

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with PFRS.

The segment revenues, net income, and other segment information of our reportable operating segments for the nine months ended September 30, 2015 and 2014 and as at September 30, 2015 and December 31, 2014 are as follows:

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
	(in million pesos)
September 30, 2015 (Unaudited)
Revenues
External customers	85,597	42,274	–	–	127,871
Service revenues (Note 3)	82,076	39,925	–	–	122,001
Non-service revenues (Notes 3 and 5)	3,521	2,349	–	–	5,870
Inter-segment transactions	1,158	8,648	–	(9,806)	–
Service revenues (Note 3)	1,158	8,646	–	(9,804)	–
Non-service revenues (Notes 3 and 5)	–	2	–	(2)	–

Total revenues	86,755	50,922	–	(9,806)	127,871

Results
Depreciation and amortization (Note 3)	11,524	9,663	–	–	21,187
Asset impairment (Notes 3, 5, 9, 10, 17, 18 and 28)	1,759	903	–	–	2,662
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(47)	(131)	2,846	–	2,668
Interest income (Notes 5, 12 and 16)	239	448	72	(169)	590
Financing costs – net (Notes 5, 9, 21 and 28)	1,308	3,279	132	(169)	4,550
Provision for income tax (Notes 3 and 7)	5,253	1,965	120	–	7,338
Net income / Segment profit	15,822	4,366	5,167	–	25,355
EBITDA	35,196	17,928	(52)	994	54,066
EBITDA margin	42%	37%	–	(10%)	44%
Core income	16,835	4,582	5,660	–	27,077
Assets and liabilities
Operating assets	209,092	184,604	18,720	(43,931)	368,485
Investments in associates, joint ventures and deposits (Notes 3 and 10)	555	12,753	33,341	–	46,649
Deferred income tax assets – net (Notes 3 and 7)	3,866	14,709	–	–	18,575
Total assets	213,513	212,066	52,061	(43,931)	433,709

Operating liabilities	146,696	178,075	11,278	(17,422)	318,627
Deferred income tax liabilities – net (Notes 3 and 7)	3,202	1,048	134	–	4,384
Total liabilities	149,898	179,123	11,412	(17,422)	323,011

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 21 and 22)	17,650	5,647	–	–	23,297
September 30, 2014 (Unaudited)*
Revenues
External customers	87,610	39,711	–	–	127,321
Service revenues (Note 3)	84,833	38,128	–	–	122,961
Non-service revenues (Notes 3 and 5)	2,777	1,583	–	–	4,360
Inter-segment transactions	1,287	9,402	–	(10,689)	–
Service revenues (Note 3)	1,287	9,401	–	(10,688)	–
Non-service revenues (Notes 3 and 5)	–	1	–	(1)	–

Total revenues	88,897	49,113	–	(10,689)	127,321

Results
Depreciation and amortization (Notes 3 and 9)	11,859	10,038	–	–	21,897
Asset impairment (Notes 3, 5, 9, 10, 17, 18 and 28)	1,512	304	–	–	1,816
Equity share in net earnings of associates and joint ventures (Note 10)	–	88	2,599	–	2,687
Interest income (Notes 5, 12 and 16)	152	242	226	(53)	567
Financing costs – net (Notes 5, 9, 21 and 28)	1,219	2,673	16	(53)	3,855
Provision for income tax (Notes 3 and 7)	6,431	2,258	77	–	8,766
Net income / Segment profit	17,837	5,868	4,232	–	27,937
EBITDA	37,914	18,115	(56)	963	56,936
EBITDA margin	44%	38%	–	(9%)	46%
Core income	18,349	5,925	4,287	–	28,561
December 31, 2014 (Audited)
Assets and liabilities
Operating assets	200,981	199,098	34,791	(57,752)	377,118
Investments in associates, joint ventures and deposits (Notes 3 and 10)	492	11,956	29,598	–	42,046
Deferred income tax assets – net (Notes 3 and 7)	3,504	13,627	–	–	17,131

Total assets	204,977	224,681	64,389	(57,752)	436,295

Operating liabilities	143,463	169,706	13,867	(29,836)	297,200
Deferred income tax liabilities – net (Notes 3 and 7)	3,367	1,015	45	–	4,427

Total liabilities	146,830	170,721	13,912	(29,836)	301,627

September 30, 2014 (Unaudited)
Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 21 and 22)	8,925	7,056	–	–	15,981

*	Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the nine months ended September 30, 2015 and 2014:

	September 30,
	2015	2014*
	(Unaudited)
	(in million pesos)
EBITDA	54,066	56,936
Add (deduct) adjustments:
Equity share in net earnings of associates and joint ventures (Note 10)	2,668	2,687
Interest income (Notes 5, 12 and 16)	590	567
Gains on derivative financial instruments – net (Note 28)	447	13
Amortization of intangible assets (Notes 3 and 15)	(805)	(862)
Foreign exchange losses – net (Notes 9 and 28)	(2,523)	(741)
Financing costs – net (Notes 5, 9, 21 and 28)	(4,550)	(3,855)
Provision for income tax (Notes 3 and 7)	(7,338)	(8,766)
Depreciation and amortization (Notes 3 and 9)	(21,187)	(21,897)
Asset impairment (Notes 3, 5, 9, 10, 17, 18 and 28)	–	(228)
Other income – net	3,987	4,083
Total adjustments	(28,711)	(28,999)

Consolidated net income	25,355	27,937

*	Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the nine months ended September 30, 2015 and 2014:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Consolidated core income	27,077	28,561
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs (Note 28)	687	244
Net income (loss) attributable to noncontrolling interests	16	(20)
Core income adjustment on equity share in net losses of associates and joint ventures	(87)	(24)
Foreign exchange losses – net (Notes 9 and 28)	(2,523)	(741)
Asset impairment (Notes 3, 5 and 9)	–	(228)
Net tax effect of aforementioned adjustments	185	145
Total adjustments	(1,722)	(624)

Consolidated net income	25,355	27,937

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the nine months ended September 30, 2015 and 2014:

	September 30,
	2015		2014
	Basic	Diluted	Basic	Diluted
	(Unaudited)
Consolidated core EPS	125.11	125.11	131.99	131.99
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs (Note 28)	2.24	2.24	0.77	0.77
Core income adjustment on equity share in net losses of associates and joint ventures	(0.40)	(0.40)	(0.11)	(0.11)
Foreign exchange losses – net (Note 28)	(9.88)	(9.88)	(2.72)	(2.72)
Asset impairment (Notes 3, 5 and 9)	–	–	(0.74)	(0.74)
Total adjustments	(8.04)	(8.04)	(2.80)	(2.80)
Consolidated EPS attributable to common equity holders of PLDT (Note 8)	117.07	117.07	129.19	129.19

The following table presents our revenues from external customers by category of products and services for the nine months ended September 30, 2015 and 2014:

	September 30
	2015	2014*
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Cellular	72,504	75,792
Broadband and others	8,714	8,355
Digital	858	686
	82,076	84,833
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems (Note 5)	3,521	2,777

Total wireless revenues	85,597	87,610

Fixed line services
Service revenues:
Local exchange	12,678	12,298
International long distance	3,907	4,765
National long distance	2,744	3,044
Data and other network	20,025	17,479
Miscellaneous	571	542

	39,925	38,128
Non-service revenues:
Sale of computers (Note 5)	1,834	1,101
Point-product-sales (Note 5)	515	482

	2,349	1,583

Total fixed line revenues	42,274	39,711

Total revenues	127,871	127,321

*	Certain comparative information for the nine months ended September 30, 2014 were reclassified to conform with the current presentation.

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for each of the nine months ended September 30, 2015 and 2014.

5. Income and Expenses

Non-service Revenues

Non-service revenues for the nine months ended September 30, 2015 and 2014 consist of the following:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	5,355	3,878
Point-product-sales	515	482

Total non-service revenues (Note 4)	5,870	4,360

Compensation and Employee Benefits

Compensation and employee benefits for the nine months ended September 30, 2015 and 2014 consist of the following:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	13,420	12,991
Manpower rightsizing program, or MRP	1,527	158
Pension benefit costs (Notes 3 and 26)	1,429	1,317
Incentive plans (Notes 3 and 26)	–	1,311

Total compensation and employee benefits	16,376	15,777

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the nine months ended September 30, 2015 and 2014 consist of the following:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	11,214	9,760
Cost of point-product-sales	433	399
Cost of content	49	–
Cost of satellite air time and terminal units (Note 25)	13	21

Total cost of sales	11,709	10,180

Asset Impairment

Asset impairment for the nine months ended September 30, 2015 and 2014 consist of the following:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Trade and other receivables (Notes 3 and 17)	2,426	1,470
Inventories and supplies (Note 18)	236	118
Property, plant and equipment	–	227
Others	–	1
Total asset impairment	2,662	1,816

Interest Income

Interest income for the nine months ended September 30, 2015 and 2014 consist of the following:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Interest income on other loans and receivables	543	409
Interest income on HTM investments (Note 12)	34	108
Interest income on FVPL	13	50

Total interest income (Notes 4, 12 and 16)	590	567

Financing Costs – net

Financing costs – net for the nine months ended September 30, 2015 and 2014 consist of the following:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	4,602	3,976
Accretion on financial liabilities (Notes 21 and 28)	163	119
Financing charges	70	102
Capitalized interest (Notes 4, 9 and 21)	(285)	(342)

Total financing costs – net (Notes 4, 9, 21 and 28)	4,550	3,855

6. Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the nine months ended September 30, 2015 and 2014 are as follows:

						Share in the other
						comprehensive
		Net gains (losses)				income of
	Foreign	on		Revaluation		associates and	Total other
	currency	available-for-sale	Net	increment on	Actuarial losses	joint ventures	comprehensive loss
	translation	financial	transactions	investment	on defined	accounted for	attributable	Share of	Total other
	differences of	investments	on cash flow hedges	properties	benefit plans	using the equity	to equity holders	noncontrolling	comprehensive loss
	subsidiaries	– net of tax	– net of tax	– net of tax	– net of tax	method	of PLDT	interests	– net of tax
	(in million pesos)
Balances as at January 1, 2015	489	8,211	(34)	603	(18,207)	653	(8,285)	2	(8,283)
Other comprehensive income (loss)	31	(12,651)	(289)	(1)	(3,410)	(109)	(16,429)	9	(16,420)
Balances as at September 30, 2015 (Unaudited)	520	(4,440)	(323)	602	(21,617)	544	(24,714)	11	(24,703)

Balances as at January 1, 2014	496	67	40	239	(13,333)	1,010	(11,481)	(2)	(11,483)
Other comprehensive income (loss)	24	(4)	21	(1)	(2,630)	(32)	(2,622)	3	(2,619)
Balances as at September 30, 2014 (Unaudited)	520	63	61	238	(15,963)	978	(14,103)	1	(14,102)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment transferred to investment property at the time of change in classification.

7. Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at September 30, 2015 and December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	18,575	17,131
Net deferred income tax liabilities (Note 4)	4,384	4,427

The components of our consolidated net deferred income tax assets and liabilities as at September 30, 2015 and December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Unamortized past service pension costs	4,266	3,026
Pension and other employee benefits	3,950	4,484
Accumulated provision for doubtful accounts	3,357	2,579
Unearned revenues	2,042	2,179
Fixed asset impairment	2,014	2,531
Unrealized foreign exchange losses	1,707	1,475
Customer list	963	1,115
Provision for other assets	551	461
Derivative financial instruments	338	435
Accumulated write-down of inventories to net realizable values	206	210
NOLCO	157	100
MCIT	3	2
Undepreciated capitalized interest charges	(1,402)	(1,554)
Others	423	88

Total deferred income tax assets – net	18,575	17,131

Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	2,861	2,973
Unrealized foreign exchange gains	779	689
Unamortized fair value adjustment on fixed assets from business combinations	470	511
Undepreciated capitalized interest charges	9	9
Others	265	245

Total deferred income tax liabilities – net	4,384	4,427

Changes in our consolidated net deferred income tax assets (liabilities) as at September 30, 2015 and
December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the period (Notes 3 and 4)	17,131	14,181
Net deferred income tax liabilities – balance at beginning of the period (Note 4)	(4,427)	(4,437)

Net balance at beginning of the period	12,704	9,744
Movement charged directly to other comprehensive income	1,565	1,988
Benefit (provision) from deferred income tax	(109)	1,024
Excess MCIT deducted against RCIT due	–	(33)
Others	31	(19)

Net balance at end of the period	14,191	12,704

Net deferred income tax assets – balance at end of the period (Note 3)	18,575	17,131
Net deferred income tax liabilities – balance at end of the period	(4,384)	(4,427)

The analysis of our consolidated net deferred income tax assets as at September 30, 2015 and
December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	17,877	16,432
Deferred income tax assets to be recovered within 12 months	2,881	2,828

	20,758	19,260

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,418)	(1,666)
Deferred income tax liabilities to be settled within 12 months	(765)	(463)

	(2,183)	(2,129)

Net deferred income tax assets (Notes 3 and 4)	18,575	17,131

The analysis of our consolidated net deferred income tax liabilities as at September 30, 2015 and December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	18	34
Deferred income tax assets to be recovered within 12 months	4	8

	22	42

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,998)	(3,728)
Deferred income tax liabilities to be settled within 12 months	(408)	(741)

	(4,406)	(4,469)

Net deferred income tax liabilities	(4,384)	(4,427)

Provision for (benefit from) corporate income tax for the nine months ended September 30, 2015 and 2014 consist of:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Current	7,229	8,847
Deferred (Note 3)	109	(81)

	7,338	8,766

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the nine months ended September 30, 2015 and 2014 are as follows:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	9,808	11,011
Tax effects of:
Nondeductible expenses	555	337
Difference between OSD and itemized deductions	(27)	(429)
Income not subject to income tax	(36)	(601)
Income subject to lower tax rate	(49)	(70)
Equity share in net earnings of associates and joint ventures	(801)	(806)
Income subject to final tax	(969)	(166)
Net movement in unrecognized deferred income tax assets and other adjustments	(1,143)	(510)

Actual provision for corporate income tax	7,338	8,766

For taxable year 2015, Smart opted to use the itemized deduction method in computing its taxable income. However, Smart forecasts that it will continue to avail of the OSD method in the foreseeable future. In line with this, certain deferred income tax assets and liabilities of Smart, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Meanwhile, deferred income tax assets and liabilities, for which the related income and expense are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence under the OSD method. Hence, the tax base of these deferred income tax assets and liabilities is reduced by the 40% allowable deduction provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php3,707 million and Php4,259 million as at September 30, 2015 and December 31, 2014, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Recognition of Deferred Income Tax Assets.

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at September 30, 2015 and December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
NOLCO	9,568	7,966
Fixed asset impairment	6,848	9,250
Accumulated provision for doubtful accounts	4,941	4,321
Provisions for other assets	3,856	3,611
Unearned revenues	3,722	5,036
Pension and other employee benefits	1,430	1,356
Asset retirement obligation	865	859
MCIT	463	395
Unrealized foreign exchange losses	313	40
Accumulated write-down of inventories to net realizable values	138	119
Derivative financial instruments	36	69
Operating lease and others	23	218
	32,203	33,240

Unrecognized deferred income tax assets (Note 3)	9,985	10,248

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. DMPI’s deferred income tax assets that were recognized amounted to Php1,263 million and Php1,461 million as at September 30, 2015 and December 31, 2014, respectively. Digitel and DMPI’s unrecognized deferred income tax assets amounted to Php9,171 million and Php9,564 million as at September 30, 2015 and December 31, 2014, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at September 30, 2015 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2012	December 31, 2015	91	99
December 31, 2013	December 31, 2016	232	1,805
December 31, 2014	December 31, 2017	74	5,970
September 30, 2015	December 31, 2018	69	2,216
		466	10,090

Consolidated tax benefits		466	3,027
Consolidated unrecognized deferred income tax assets		(463)	(2,870)
Consolidated recognized deferred income tax assets		3	157

The excess MCIT totaling Php466 million as at September 30, 2015 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to nil and Php33 million for the nine months ended September 30, 2015 and 2014, respectively. There were no expired portion of excess MCIT for the nine months ended September 30, 2015 and 2014.

NOLCO totaling Php10,090 million as at September 30, 2015 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php14 million and Php130 million for the nine months ended September 30, 2015 and 2014, respectively. There were no expired portion of excess NOLCO for each of the nine months ended September 30, 2015 and 2014.

Registration with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise

SubicTel is registered with Subic Bay Freeport Enterprise, while ClarkTel is registered with Clark Special Economic Zone Enterprise under Republic Act 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authorities, or PEZA

On June 14, 2012, the PEZA through its Resolution No. 12-312, approved the transfer of all rights, obligations and assets of IPCDSI under its Registration Agreement with the PEZA dated April 24, 2006 and Supplemental Agreements with the PEZA dated November 13, 2007 and June 29, 2011 subject to submission by IPCDSI of certain requirements.  At the same time, the PEZA registration of IPCDSI as an Economic Information Technology (IT) Enterprise was cancelled effective June 1, 2012.

The Registration Agreement dated April 24, 2006 provided that the IPCDSI’s IT operations shall be covered by the 5% gross income tax incentive, in lieu of national and local taxes, including additional deductions for training expenses.  IPCDSI shall also be entitled to following incentives: (a) duty and tax exemption on importation; (b) exemption from wharfage dues and export tax, impost or fees; and (c) VAT zero rating of local purchases subject to compliance with BIR and PEZA requirements.

Supplemental agreements dated November 13, 2007 and June 29, 2011 provided the approval of PEZA registration which granted the non-pioneer status and tax incentives under R.A. 7916 for the additional activity on the expansion project in RCBC Plaza and on the new project in Bonifacio Technology Center Building, respectively.  Further, the expansion project shall be entitled to three years Income Tax Holiday, or ITH incentive, subject to required conditions, starting from its commercial operations on June 1, 2012, while the new project shall be entitled to four years ITH incentive, subject to required conditions, starting from its commercial operations on October 23, 2011.  Both projects will be subjected to 5% gross income tax upon the expiration of ITH incentive on October 23, 2015.

Consolidated income derived from non-registered activities with Economic Zone and Board of Investments, or BOI, is subject to the RCIT rate at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to Php48 million and Php35 million for the nine months ended September 30, 2015 and 2014, respectively.

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the nine months ended September 30, 2015 and 2014:

	September 30,
	2015		2014
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT (Note 4)	25,339	25,339	27,957	27,957
Dividends on preferred shares (Note 20)	(45)	(45)	(44)	(44)

Consolidated net income attributable to common equity holders of PLDT	25,294	25,294	27,913	27,913

	(in thousands, except per share amounts which are in pesos)

Weighted average number of common shares	216,056	216,056	216,056	216,056

EPS attributable to common equity holders of PLDT (Note 4)	117.07	117.07	129.19	129.19

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred             shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred             shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury             shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9. Property, Plant and Equipment

Changes in property, plant and equipment account for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

					Vehicles, aircraft,		Information
				Buildings	furniture		origination	Land and
	Cable and wire	Central		and	and other network	Communications	and termination	land	Property
	facilities	office equipment	Cellular facilities	improvements	equipment	satellite	equipment	improvements	under construction	Total
	(in million pesos)
As at December 31, 2013 (Audited)
Cost	175,695	115,625	152,885	26,441	48,595	966	11,091	2,943	47,045	581,286
Accumulated depreciation, impairment and amortization	(118,991)	(95,197)	(105,874)	(15,439)	(42,061)	(966)	(9,834)	(259)	–	(388,621)

Net book value	56,704	20,428	47,011	11,002	6,534	–	1,257	2,684	47,045	192,665

Year Ended December 31, 2014 (Audited)
Net book value at beginning of the year	56,704	20,428	47,011	11,002	6,534	–	1,257	2,684	47,045	192,665
Additions	1,788	472	9,233	181	2,246	–	544	5	20,430	34,899
Disposals/Retirements	(14)	(21)	(173)	(36)	(57)	–	–	–	(1)	(302)
Translation differences charged directly to cumulative translation adjustments	–	1	–	–	1	–	–	–	–	2
Acquisition through business combinations (Note 14)	–	–	–	–	502	–	–	–	192	694
Impairment losses recognized during the period (Note 5)	(1)	(227)	(3,606)	–	(10)	–	–	–	–	(3,844)
Reclassifications (Note 13)	(57)	(202)	23	(1)	(162)	–	114	508	(972)	(749)
Transfers and others	5,683	4,431	3,960	333	2,125	–	92	4	(16,628)	–
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization	(9,944)	(4,807)	(11,243)	(1,337)	(3,363)	–	(684)	(1)	–	(31,379)
Net book value at end of the year (Note 3)	54,159	20,075	45,205	10,140	7,816	–	1,323	3,200	50,066	191,984

As at December 31, 2014 (Audited)
Cost	182,019	118,149	161,246	26,844	51,017	966	11,830	3,461	50,066	605,598
Accumulated depreciation, impairment and amortization	(127,860)	(98,074)	(116,041)	(16,704)	(43,201)	(966)	(10,507)	(261)	–	(413,614)

Net book value (Note 3)	54,159	20,075	45,205	10,140	7,816	–	1,323	3,200	50,066	191,984

Period Ended September 30, 2015 (Unaudited)
Net book value at beginning of the period (Note 3)	54,159	20,075	45,205	10,140	7,816	–	1,323	3,200	50,066	191,984
Additions	1,387	449	7,570	156	1,605	–	352	9	11,904	23,432
Disposals/Retirements	(6)	(84)	(43)	(146)	(164)	–	–	–	(8)	(451)
Translation differences charged directly to cumulative translation adjustments	1	4	–	–	2	–	–	–	–	7
Reclassifications (Note 13)	(42)	618	1	477	(666)	–	41	–	(1,516)	(1,087)
Transfers and others	3,067	1,715	3,727	213	1,378	–	521	2	(10,623)	–
Impairment losses recognized during the period (Notes 3 and 5)	–	–	–	–	–	–	–	–	–	–
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(6,378)	(3,025)	(7,636)	(1,129)	(2,448)	–	(570)	(1)	–	(21,187)
Net book value at end of the period (Note 3)	52,188	19,752	48,824	9,709	7,523	–	1,667	3,210	49,823	192,696

As at September 30, 2015 (Unaudited)
Cost	185,273	115,103	170,466	27,230	52,618	966	12,732	3,471	49,823	617,682
Accumulated depreciation, impairment and amortization	(133,085)	(95,351)	(121,642)	(17,521)	(45,095)	(966)	(11,065)	(261)	–	(424,986)

Net book value (Note 3)	52,188	19,752	48,824	9,709	7,523	–	1,667	3,210	49,823	192,696

Substantially all of our telecommunications equipment were purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than the Philippine peso, which are principally in U.S. dollars. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php285 million and Php342 million for the nine months ended September 30, 2015 and 2014, respectively. See Note 5 – Income and Expenses – Financing Costs – net. Our undepreciated interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php5,684 million and Php6,124 million as at September 30, 2015 and December 31, 2014, respectively. The average interest capitalization rates used were approximately 4% and 3% for the nine months ended September 30, 2015 and 2014, respectively.

Our undepreciated capitalized net foreign exchange losses that qualified as borrowing costs amounted to Php243 million and Php143 million as at September 30, 2015 and December 31, 2014, respectively. Our net foreign exchange differences, which qualified as borrowing costs amounted to Php109 million and Php47 million for the nine months ended September 30, 2015 and 2014, respectively.

The useful lives of our property, plant and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, aircraft, furniture and other network equipment	3 – 7 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, aircraft, furniture and other network equipment under financing leases, which amounted to Php5 million and Php10 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Network Equipment and Facilities

In 2014, SBI and PDSI recognized impairment loss on the net book values of their Canopy and Wimax equipment. Canopy and Wimax technologies have become less preferable as telecommunications operators shift to LTE which offers improved speed and more compatibility with 2G and 3G technologies. The business plan for fixed wireless is to roll-out TD-LTE sites in 2014 and 2015 and migrate all existing Canopy and Wimax subscribers to the new technology as network coverage for TD-LTE increases. Total impairment losses recognized for the year ended December 31, 2014 amounted to Php2,394 million and Php1,223 million for SBI and PDSI, respectively.

In 2014, PLDT implemented a massive fiber optic footprint and backbone expansion which increased bandwidth connectivity between different regions of the country and provided subscribers with opportunities for better services. In relation to this expansion, PLDT recognized an impairment provision on the net book value of certain transmission facilities replaced by the program amounting to Php227 million for the year ended December 31, 2014.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment.

10. Investments in Associates, Joint Ventures and Deposits

As at September 30, 2015 and December 31, 2014, this account consists of:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs (Notes 3 and 26)	12,658	9,575
iFlix Limited, or iFlix	686	–
Asia Outsourcing Beta Limited, or Beta	601	545
Automated Fare Collection System, Inc., or AFCSI	445	492
Digitel Crossing, Inc., or DCI	95	131
ACeS International Limited, or AIL	–	–
Asia Netcom Philippines Corp., or ANPC	–	–

	14,485	10,743

Carrying value of investments in joint ventures:
Beacon Electric Asset Holdings, Inc., or Beacon	32,054	29,053
mePay Global	80	–
Philippines Internet Holdings, or PHIH	30	–
PLDT Italy S.r.l., or PLDT Italy	–	–

	32,164	29,053

Deposit for future PDRs subscription:
MediaQuest (Notes 3 and 26)	–	2,250
Total carrying value of investments in associates, joint ventures and deposits (Note 4)	46,649	42,046

Changes in the cost of investments and deposits for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	37,724	37,074
Additions during the period	1,796	803
Business combinations (Note 14)	–	(155)
Translation and other adjustments	11	2

Balance at end of the period	39,531	37,724

Changes in the accumulated impairment losses for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,884	1,883
Translation and other adjustments	3	1

Balance at end of the period	1,887	1,884

Changes in the accumulated equity share in net earnings of associates and joint ventures for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	6,206	6,119
Realized portion of deferred gain on the transfer of Beacon and Manila Electric Company, or Meralco, shares	2,838	1,418
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	2,668	3,841
Beacon	2,816	3,222
DCI	36	24
Beta	30	567
AFCSI	(47)	(11)
MediaQuest PDRs	(167)	53
PG1	–	(14)
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	(109)	(357)
Dividends	(2,544)	(4,855)
Business combinations (Note 14)	–	58
Translation and other adjustments	(54)	(18)

Balance at end of the period	9,005	6,206

Investments in Associates

Investment in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•	a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•	a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. See Note 26 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest PDRs.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On March 4, 2014, PLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs, inclusive of the Php300 million and Php1,950 million deposits received in 2014 and 2013, respectively, providing ePLDT with 70% economic interest in Hastings.

The carrying value of investment in MediaQuest PDRs amounted to Php12,658 million and Php9,575 million as at September 30, 2015 and December 31, 2014, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.

Investment of PLDT Online in iFlix

On April 23, 2015, PLDT Online subscribed to a convertible note of iFlix, an internet TV service provider in Southeast Asia, for US$15 million.  iFlix will use the funds to continue roll out of the iFlix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity. The convertible note was issued and paid on August 11, 2015.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, and Beta, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million. On various dates in 2013 and 2014, PGIC transferred a total of 85 ordinary shares and 31,426 preferred shares to certain employees of Beta for a total consideration of US$53 thousand. The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners. Beta has been designated to be the holding company of the SPi Technologies, Inc. and Subsidiaries.

On October 1, 2014, Asia Outsourcing Gamma Limited, or AOGL,’s healthcare business, which provides revenue cycle management, health information management and software solutions for independent and provider-owned physician practices, was sold to Conifer Health Solutions, America’s leading provider of technology-enabled healthcare performance improvement services, for a total value of US$235 million. AOGL is a wholly-owned subsidiary of Beta. As a result of the sale, PGIC received a cash distribution of US$42 million from Beta.

The carrying value of investment in common shares amounted to Php601 million and Php545 million as at September 30, 2015 and December 31, 2014, respectively. The carrying value of PGIC’s investment in Beta’s preferred shares amounting to Php259 million and Php233 million were presented as part of investment in debt securities and other long-term investments in our consolidated statements of financial position as at September 30, 2015 and December 31, 2014, respectively. See related discussion on Note 12 – Investment in Debt Securities and Other Long-term Investments.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Smart in AFCSI

In 2013, Smart, along with other conglomerates Metro Pacific Investments Corporation, or MPIC, and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority.  The project aims to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems by substantially speeding up payments, reducing queuing time and facilitating efficient passenger transfer to other rail lines.  The AFCS Consortium led by MPIC and Ayala, composed of AC Infrastructure Holdings Corporation, BPI Card Finance Corporation, and Globe Telecoms, Inc., or Globe, for the Ayala Group, and MPIC, Meralco Financial Services Corporation, and Smart for the MPIC Group, bid for the AFCS Project and on January 30, 2014, received a Notice of Award from the DOTC declaring it as the winning bidder.

On February 10, 2014, AFCSI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC. As part of the agreement, Smart subscribed for 503 million shares equivalent to a 20% equity interest in AFCSI at a subscription price of Php1.00 per share.

On June 30, 2014, MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

On January 20, 2015, the Board of Directors of AFCSI approved an additional capital infusion of Php800 million to fund its expenditures, which was paid on March 30, 2015 by the shareholders in proportion to their share subscriptions. Smart contributed an additional Php160 million for its 20% share in AFCSI.

The carrying value of Smart’s investment in AFCSI amounted to Php445 million, including subscription payable of Php43 million as at September 30, 2015 and Php492 million, including subscription payable of Php203 million as at December 31, 2014. Smart has significant influence over AFCSI given its 20% voting interest and its Board representation.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking the Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a Joint Venture Agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively. DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following improvement in the associates’ operations.

Digitel has no control over ANPC despite owning more than half of voting interest because of certain governance matters, and management has assessed that Digitel only has significant influence.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the joint venture agreement among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control. As at November 3, 2015, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.

Investment of ACeS Philippines in AIL

As at September 30, 2015, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia. In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

AIL has incurred significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net loss of AIL amounted to Php52 million for the nine months ended September 30, 2015, while unrecognized share in net income amounted to Php13 million for the nine months ended September 30, 2014. Share in net cumulative losses amounting to Php2,044 million and Php1,852 million as at September 30, 2015 and December 31, 2014, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 28 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with PFRS for equity investees in which we have significant influence as at September 30, 2015 and December 31, 2014 and for the nine months ended September 30, 2015 and 2014:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	7,901	5,154
Current assets	4,306	2,797
Equity	1,516	(1,316)
Noncurrent liabilities	4,367	4,884
Current liabilities	6,324	4,383

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	4,636	3,465
Expenses	4,362	3,162
Other loss – net	(329)	(225)
Net income (loss)	55	(78)
Other comprehensive income	–	–
Total comprehensive income (loss)	55	(78)

We have no outstanding contingent liabilities or capital commitments with our associates as at September 30, 2015 and December 31, 2014.

Investments in Joint Ventures

Investment in Beacon

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA. Beacon was incorporated in the Philippines and organized with the sole purpose of holding the respective shareholdings in Meralco of PCEV and MPIC. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon. Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers.

Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment. The OA entered into by Beacon, PCEV and MPIC effectively delegates the decision making power of Beacon over the Meralco shares to PCEV and MPIC and that Beacon does not exercise any discretion over the vote to be taken in respect of the Meralco shares but is obligated to vote on the Meralco shares strictly in accordance with the instructions of PCEV and MPIC. Significant influence over the relevant financing and operating activities of Meralco is exercised at the respective Board of PCEV and MPIC.

PCEV accounts for its investment in Beacon as investment in joint venture since the OA establishes joint control over Beacon.

Beacon’s Capitalization

Beacon’s authorized capital stock of Php5,000 million consists of 3,000 million common             shares with a par value of Php1.00 per share and 2,000 million preferred shares with a par value of Php1.00 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,157 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 164 million Meralco shares at a price of Php150.00 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash, as further discussed in “Transfer of Meralco Shares to Beacon” section below for further information.

PCEV likewise subscribed to 1,157 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154 million Meralco common shares at a price of Php150.00 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154 million and 164 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150.00 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154 million Meralco common shares to Beacon on May 12, 2010. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,083 million carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders. The deferred gain, presented as a reduction in PCEV’s investment in Beacon common shares, will only be realized upon the disposal of the Meralco             shares to a third party.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 69 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares at the same value. The transfer of the Meralco shares was implemented by a special block sale/cross sale through the PSE.

Since the transactions involve entities with common shareholders, PCEV recognized a deferred gain on transfer of the Meralco shares amounting to Php8,145 million, equivalent to the difference between the Php15,136 million transfer price of the Meralco shares and the Php6,991 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain was presented as an adjustment to the investment cost of the Beacon preferred             shares in 2011. Similar to the deferred gain on the transfer of the 154 million Meralco             shares, the deferred gain will only be realized upon the disposal of the Meralco shares to a third party.

PCEV’s Additional Investment in Beacon Common Shares

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV agreed to sell approximately 282 million of its Beacon preferred             shares to MPIC for total cash consideration of Php3,563 million, which sale was completed on June 29, 2012. Beacon preferred shares were sold to an entity not included in PLDT Group, PCEV realized a portion of the deferred gain amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon.

Change in View and Purpose of Investment in Beacon Preferred Shares

On October 30, 2013, PCEV’s Board of Directors approved the change in view and purpose of its investment in Beacon preferred shares from an available-for-sale financial investments to a strategic investment which PCEV intends to hold on to for the long-term, similar to its investment in Beacon common shares. As a result, the investment in Beacon preferred shares was reclassified from available-for-sale financial investments to investment in a joint venture (both are noncurrent assets). The carrying value of PCEV’s investment in Beacon preferred shares transferred from available-for-sale financial investments to investment in a joint venture amounted to Php5,440 million.

Sale of Beacon’s Meralco Shares to MPIC

On June 24, 2014, Beacon and MPIC entered into a Share Purchase Agreement to sell 56 million common shares, comprising an approximately 5% interest in Meralco, to MPIC at a price of Php235.00 per share for an aggregate consideration of Php13,243 million. Based on the agreement, MPIC settled a portion of the consideration amounting to Php3,000 million immediately upon signing of the agreement and the balance was paid on February 27, 2015. Since Beacon sold these shares to an entity not included in the PLDT Group, PCEV realized a portion of the deferred gain, amounting to Php1,418 million, which was recorded when the Meralco shares were transferred to Beacon. PCEV’s effective interest in Meralco, through Beacon, was reduced to 22.48%, while MPIC’s effective interest in Meralco, through its direct ownership of Meralco shares and through Beacon, increased to 27.48%. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96%.

The carrying value of PCEV’s investment in Beacon, net of deferred gain of Php12,762 million, was Php29,053 million as at December 31, 2014.

On April 14, 2015, Beacon and MPIC entered into a Share Purchase Agreement to sell 112.71 million common shares, comprising of approximately 10% interest in Meralco to MPIC at a price of Php235 per share for an aggregate consideration of Php26,487 million. MPIC settled a portion of the consideration amounting to Php1,000 million on April 14, 2015 and Php17,000 million on June 29, 2015, which were used by Beacon to partially settle its outstanding loans. MPIC will pay Beacon the balance of Php8,487 million on or before July 2016. Consequently, PCEV realized a portion of the deferred gain amounting to Php2,838 million. As a result of the transaction, PCEV’s effective interest in Meralco, through Beacon, was reduced to 17.48%, while MPIC’s effective interest in Meralco, through its direct ownership of Meralco shares and through Beacon, increased to 32.48%. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96%.

The carrying value of PCEV’s investment in Beacon, net of deferred gain of Php9,924 million, was Php32,054 million as at September 30, 2015.

Beacon’s Acquisition of Additional and Sale of Meralco Shares

A summary of Beacon’s purchases and sale of Meralco shares are shown below:

			Nominal Value Per
Date	Beneficial Ownership	Number of Shares	Share	Aggregate Cost*
		(in millions, except for nominal value per share)
Various dates in 2011	4.40%	49.9	Php–	Php14,310.0
January 2012	2.70%	30.0	295.00	9,103.8
November 2012	0.30%	3.2	262.00	841.7
December 2012	0.03%	0.3	249.00	89.5
July 19, 2013	0.89%	10.0	270.00	2,728.0
July 30, 2013	0.74%	8.3	291.00	3,207.0
June 24, 2014	(5.00%)	(56.4)	235.00	(12,537.0)
April 14, 2015	(10.00%)	(112.7)	235.00	(24,642.0)

*	Inclusive of transaction costs.

As at September 30, 2015, Beacon effectively owns 394 million Meralco common shares representing approximately 34.96% effective ownership in Meralco with a carrying value of Php87,150 million and market value of Php116,799 million based on quoted price of Php296 per share. As at December 31, 2014, Beacon effectively owns 507 million Meralco common shares representing approximately 44.96% effective ownership in Meralco with a carrying value of Php112,819 million and market value of Php129,733 million based on quoted price of Php256 per share.

Beacon’s Dividend Declaration

On March 19 and 31, 2014, Beacon declared a 7% cumulative preferred dividend to its preferred shareholders totaling Php810 million. PCEV’s share in the dividend declared by Beacon of Php405 million was received in May 2014 and was deducted from the carrying value of the investment in a joint venture.

On June 24, 2014, Beacon declared cash dividends to its common shareholders in the amount of Php2,900 million payable on June 27, 2014. PCEV, in turn recognized its share on the dividend amounting to Php1,450 million as a reduction in the carrying value of the investment in joint venture.

On November 17, 2014, Beacon declared cash dividends to its common shareholders in the aggregate amount of Php6,000 million, which was paid on February 27, 2015. PCEV’s share in the dividend declared by Beacon of Php3,000 million was deducted from the carrying value of the investment in a joint venture.

On February 26, 2015, pursuant to the Share Purchase Agreement dated June 24, 2014, Beacon declared cash dividends to its common shareholders amounting to Php4,277 million, which was paid on February 27, 2015 to the holders of record as at February 26, 2015. PCEV’s share in the cash dividends declared by Beacon of Php2,139 million was deducted from the carrying value of the investment in a joint venture.

On March 30, 2015, Beacon declared a 7% cumulative preferred dividend to its preferred shareholders covering the period from July 1 up to December 31, 2013, totaling Php810 million, which was paid on April 24, 2015. PCEV’s share in the preferred cash dividends of Php405 million was deducted from the carrying value of the investment in a joint venture.

Beacon’s Financing

On May 24, 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility as at December 31, 2011 amounting to Php4,000 million was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares. The remaining Php7,000 million was subsequently drawn on July 9, 2012 and used for the payment of the final tranche of the deferred purchase made in May 2011. The outstanding balance of the facility amounted to Php9,783 million and Php10,071 million, net of unamortized debt discount, as at September 30, 2015 and December 31, 2014, respectively.

On February 6, 2013, Beacon entered into a Php17,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to refinance the Php18,000 million ten-year corporate notes facility under a Facility Agreement dated March 22, 2010. The loan facility was divided into two tranches with the first tranche amounting to Php2,285 million (the “Tranche A”) and the second tranche amounting to Php14,715 million (the “Tranche B”).

Both tranches have a term of ten years with semi-annual interest and principal payments starting May 27, 2013 with final repayment on March 27, 2023. The Tranche A bears a fixed interest rate based on the ten-year Philippine Dealing System Treasury Fixing, or PDST-F, plus a spread, subject to a floor rate. The Tranche B bears a fixed interest rate for the first five years from the Drawdown Date based on the five-year PDST-F plus a spread, subject to a floor rate. For the next five years, the fixed interest rate for Tranche B will be repriced based on the five-year PDST-F on the Business Day immediately preceding the Repricing Date plus a spread, provided that such interest rate shall not be lower than the applicable interest rate for the first five years. The notes facility, with an outstanding balance of Php16,426 million as at December 31, 2014, was prepaid in full on June 29, 2015 using the proceeds from Beacon’s sale of 10% interest in Meralco. Beacon recognized additional costs of Php339 million comprising of breakfunding costs, retroactive gross receipt tax adjustment and write-off of capitalized debt issuance cost.

On May 27, 2013, Beacon entered into a Forward Starting Interest Rate Swap, or Forward Starting IRS, to hedge the interest repricing risk on the outstanding balance of the Tranche B (Php14,715 million) by the end of the fifth year. The Forward Starting IRS will have a receive leg based on a rate which will be determined on March 26, 2018 and pay leg of 6.98% fixed rate that virtually matches the debt’s critical terms (i.e., benchmark rate and fixing date). The hedge is expected to be highly effective and as such, Beacon designates the Forward Starting IRS as a cash flow hedge. The changes in fair value of the Forward Starting IRS will be deferred in equity under Beacon’s other comprehensive income (loss) reserve account. At an unwinding fee of Php73 million, Beacon also preterminated the Forward Starting IRS. The derivative liability and related other comprehensive income were derecognized to profit and loss.

On July 29, 2013, Beacon entered into a Php9,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to refinance the Php5,000 million ten-year corporate notes facility under a Facility Agreement dated November 9, 2011 and to partially finance the acquisition of the additional 18.3 million Meralco common shares. This facility was fully drawn on August 1, 2013 with semi-annual interest and principal payments starting July 31, 2013 with final repayment on July 31, 2023. The loan facility was divided into two tranches with the first tranche amounting to Php2,950 million (the “Tranche A”) and the second tranche amounting to Php6,050 million (the “Tranche B”). The outstanding balance of the facility amounted to Php8,641 million and Php8,698 million as at September 30, 2015 and December 31, 2014, respectively.

The above facilities were secured by a pledge over the Meralco shares and were not guaranteed by PLDT. Also, the above facilities were not included in our consolidated long-term debt.

eInnovations’ Investment in MePay Global

On January 6, 2015, PLDT, through eInnovations, entered into a joint venture agreement with Rocket, pursuant to which the two parties agreed to form MePay Global, of which each partner will hold a 50% equity interest.  MePay Global is a global joint venture for payment services with a focus on emerging markets.

On August 11, 2015, eInnovations invested €1.2 million into MePay Global.

eInnovations will further contribute the intellectual property, platforms and business operations of its market-leading mobile-first platform, PayMaya. Rocket contributed, among other things, its participation in Paymill Holding GmbH and Payleven Holding GmbH, two of the leading payment platforms for high growth, small-and-medium sized e-commerce businesses across Europe. The transaction is expected to be completed in the first quarter of 2016.

iCommerce’s Investment in PHIH

On January 20, 2015, PLDT and Rocket entered into another joint venture agreement to further strengthen our existing partnership and to foster the development of internet-based businesses in the Philippines.  PLDT, through iCommerce, a subsidiary of Voyager’s eInnovations, and Asia Internet Holding S.à r.l., which is 50%-owned by Rocket, will become shareholders in PHIH.

PHIH will concentrate on creating and developing online businesses in the Philippines, leverage local market and business model insights, facilitate commercial, strategic and investment partnerships, enable local recruiting and sourcing, and accelerate the rollout of online startups.

PLDT, through iCommerce, will invest €30 million for a 33.33% ownership stake in PHIH and a stake in Car Classifieds Philippines S.C.Sp. and Real Estate Classifieds Philippines S.C.Sp. iCommerce will have the option to increase its investment to 50% in PHIH.  iCommerce paid approximately €7.4 million on October 27, 2015 for the first installment and the balance will be paid upon capital call.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% equity interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, PLDT Global and HGC agreed to share equally the profit or loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-operation Agreement, PLDT Global pledged 50% of its shareholdings in PLDT Italy to HGC.

The amount of funding contributed by each partner to the joint venture is €3.9 million or a total of €7.8 million each as at September 30, 2015 and December 31, 2014. PLDT Global has made a full impairment provision on its investment in PLDT Italy as at September 30, 2015 and December 31, 2014.

Summarized Financial Information of Joint Ventures

The table below presents the summarized financial information of Beacon as at September 30, 2015 and December 31, 2014 and for the nine months ended September 30, 2015 and 2014:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	87,150	112,819
Current assets	17,571	10,774
Equity	84,896	84,051
Noncurrent liabilities	18,298	35,004
Current liabilities	1,527	4,538

Additional Information:
Cash and cash equivalents	9,096	3,577
Current financial liabilities*	1,099	1,260
Noncurrent financial liabilities*	17,325	33,935

*	Excluding trade, other payables and provisions.

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues — equity share in net earnings	5,939	6,573
Expenses	6	1
Interest income	350	104
Interest expense	1,474	1,737
Net income	5,831	5,302
Other comprehensive loss	(219)	(64)
Total comprehensive income	5,612	5,238

The following table presents the reconciliation between the share in Beacon’s equity and the carrying value of investment in Beacon as at September 30, 2015 and December 31, 2014:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Beacon’s equity	84,896	84,051
PCEV’s ownership interest	50%	50%

Share in net assets of Beacon	42,448	42,025
Purchase price allocation adjustments	(80)	(53)
Deferred gain on transfer of Meralco shares	(9,924)	(12,762)
Others	(390)	(157)

Carrying amount of interest in Beacon	32,054	29,053

The table below presents our aggregate share in the statements of financial position of our investments in individually immaterial joint ventures as at September 30, 2015 and December 31, 2014:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent assets	–	134
Current assets	2	170
Equity	2	288
Current liabilities	–	16

Our aggregate share in the revenues, expenses, other expenses – net, net loss, other comprehensive income, and total comprehensive loss of our investments in individually immaterial joint ventures for the nine months ended September 30, 2015 and 2014 are considered immaterial in relation to our consolidated financial statements.

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at September 30, 2015 and December 31, 2014.

11. Available-for-Sale Financial Investments

PLDT Online’s Investment in Rocket

On August 7, 2014, PLDT and Rocket entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets. Rocket provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China.  Rocket’s prominent brands include the leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh in Latin America, Africa, Middle East, Russia, India and Europe.  Financial technology and payments comprise Rocket’s third sector where it anticipates numerous and significant growth opportunities.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket as at August 2014. These new shares are of the same class and bear the same rights as the Rocket shares held by the investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH). PLDT made the €333 million investment in two payments (one on September 8 and one on September 15, 2014), which it funded from available cash and new debt. In accordance with PLDT’s right to appoint one member of Rocket’s nine-person supervisory board, on August 22, 2014, PLDT’s President and Chief Executive Officer, Napoleon L. Nazareno, was appointed to the supervisory board.

Concurrently with the investment, PLDT and Rocket agreed pursuant to a joint venture agreement to jointly develop mobile and online payments in emerging markets. The partnership will leverage PLDT’s experience and intellectual property in mobile payments and remittance platforms, together with Rocket’s global technology platform, to provide products and services for the “unbanked, uncarded and unconnected” population in emerging markets.

PLDT’s investment terms reflect its long-term commitment to Rocket and its unique ability to combine PLDT’s world-class mobile money expertise and resources with Rocket’s global platform to develop future value-enhancing growth opportunities.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket announced the pricing of its initial public offering, or IPO, at €42.50 per share.  On October 2, 2014, Rocket listed its shares on Entry Standard of the Frankfurt Stock Exchange   under the ticker symbol “RKET.”  PLDT’s ownership stake in Rocket after the IPO was reduced to 6.6%.  In February 2015, due to additional issuances of shares by Rocket, PLDT’s ownership percentage in Rocket was further reduced to 6.1%. At the closing price of Rocket as at September 30, 2015 of €28.755 per share and December 31, 2014 of €51.39 per share, the total market value of PLDT’s stake in Rocket was €290 million, or Php15,192 million, and €519 million or Php27,855 million, respectively. The change in the fair value of Rocket shares resulted in a cumulative unrealized loss of Php4,519 million as at September 30, 2015 and cumulative unrealized gain of Php8,144 million as at December 31, 2014. Unrealized loss recognized in other comprehensive income in the “Net gains (losses) available-for-sale financial investments – net of tax” account relating to change in the fair value of Rocket amounted to Php12,663 million and nil for the nine months ended September 30, 2015 and 2014, respectively. Total costs directly attributable to the acquisition of Rocket shares and recognized as part of investment cost amounted to Php134 million as at September 30, 2015 and December 31, 2014.

12. Investment in Debt Securities and Other Long-term Investments

As at September 30, 2015 and December 31, 2014, this account consists of:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Security Bank Corporation, or Security Bank, Time Deposits	328	313
Beta’s preferred shares (Note 10)	259	233
Phunware (Note 2)	234	–
PSALM Bonds	208	373
GT Capital Bond	150	150
National Power Corporation, or NAPOCOR, Bond	51	52
Home Development Mutual Fund, or HDMF Bonds	–	101
Philippine Retail Treasury Bond, or Philippine RTB	–	33
	1,230	1,255
Less current portion (Note 28)	–	295

Noncurrent portion (Note 28)	1,230	960

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4.00%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$140.3 thousand, or Php6.4 million, and US$140.3 thousand, or Php6.2 million for the nine months ended September 30, 2015 and 2014, respectively. The carrying value of this investment amounted to Php234 million and Php224 million as at September 30, 2015 and December 31, 2014, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank maturing on May 31, 2018 at a gross coupon rate of 3.5%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$49 thousand, or Php2.2 million, for the nine months ended September 30, 2015 and 2014. The carrying value of this investment amounted to Php94 million and Php89 million as at September 30, 2015 and December 31, 2014, respectively.

Investment in Beta’s Preferred Shares

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment of PGIC in Beta for the detailed discussion of our investment.

Investment in Phunware

See Note 2 – Summary of Significant Accounting Policies – Incorporation of PLDT Capital for the detailed discussion of our investment.

PSALM Bonds

In April 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php200 million maturing on April 22, 2017 with yield-to-maturity at 4.25% gross. The bond has a gross coupon rate of 7.75% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php13.1 million and Php5.3 million for the nine months ended September 30, 2015 and 2014, respectively. The carrying value of this investment amounted to Php208 million and Php212 million as at September 30, 2015 and December 31, 2014, respectively.

In August 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php100 million with yield-to-maturity at 3.25% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php827 thousand and Php2.0 million for the nine months ended September 30, 2015 and 2014, respectively. The carrying value of this investment amounted to Php101 million as at December 31, 2014. This investment matured on April 22, 2015.

In January 2014, Smart purchased, at a premium, additional PSALM Bonds with face value of Php60 million with yield-to-maturity at 3.00% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php289 thousand and Php1.4 million for the nine months ended September 30, 2015 and 2014, respectively. The carrying value of this investment amounted to Php60 million as at December 31, 2014. This investment matured on April 22, 2015.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as held-to-maturity investment. Interest income, net of withholding tax, recognized on this investment amounted to Php4.3 million and Php4.4 million for the nine months ended September 30, 2015 and 2014, respectively. The carrying value of this investment amounted to Php150 million as at September 30, 2015 and December 31, 2014.

NAPOCOR Bond

In March 2014, Smart purchased, at a premium, a NAPOCOR Bond with face value of Php50 million maturing on December 19, 2016 with yield-to-maturity at 4.22% gross. The bond has a gross coupon rate of 7.34% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php1.3 million and Php934 thousand for the nine months ended September 30, 2015 and 2014, respectively. The carrying value of this investment amounted to Php51 million and Php52 million as at September 30, 2015 and December 31, 2014, respectively.

HDMF Bonds

In June 2014, Smart purchased, at a premium, HDMF Bonds with face value of Php100 million with yield-to-maturity at 2.75% gross. The bond has a gross coupon rate of 6.25% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php468 thousand and Php663 thousand for the nine months ended September 30, 2015 and 2014, respectively. The carrying value of this investment amounted to Php101 million as at December 31, 2014. This investment matured on March 12, 2015.

Philippine RTB

In January 2014, Smart purchased, at a premium, a Philippine RTB with face value of Php32 million with yield-to-maturity at 2.38% gross. The bond has a gross coupon rate of 5.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php303 thousand and Php577 thousand for the nine months ended September 30, 2015 and 2014, respectively. The carrying value of this investment amounted to Php33 million as at December 31, 2014. This investment matured on August 19, 2015.

13. Investment Properties

Changes in investment properties account for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
September 30, 2015 (Unaudited)
Balance at beginning of the period	1,479	10	327	1,816
Disposals	(6)	–	–	(6)
Balance at end of the period (Note 4)	1,473	10	327	1,810

December 31, 2014 (Audited)
Balance at beginning of the year	984	10	228	1,222
Net gains (losses) from fair value adjustments charged to profit and loss	660	(1)	(26)	633
Movement charged directly to other comprehensive income	338	–	123	461
Disposals	(6)	–	–	(6)
Transfers (to) from property, plant and equipment	(497)	1	2	(494)

Balance at end of the year (Note 4)	1,479	10	327	1,816

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. None of our investment properties are being leased to third parties that earn rental income.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php12 to Php160 thousand. The valuation for building and land improvements were based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development. For strategic reasons, the properties are not being used in this manner.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php21 million and Php40 million for the nine months ended September 30, 2015 and 2014, respectively.

The above investment properties were categorized under Level 3 of the fair value hierarchy. There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14. Business Combinations

IPCDSI’s Acquisition of Rack IT

On January 28, 2014, IPCDSI and a third party entered into a sale and purchase agreement for the sale of 100% ownership in Rack IT to IPCDSI for a total purchase price of Php164 million, of which Php25 million was paid on April 21, 2015 upon completion of certain closing conditions. Rack IT is engaged in the business of providing data center services, encompassing all the information technology and facility-related components or activities that support the projects and operations of a data center facility. Rack IT started commercial operations on February 20, 2015. See Note 2 – Summary of Significant Accounting Policies – IPCDSI’s Acquisition of Rack IT.

The fair values of the identifiable assets and liabilities of Rack IT at the date of acquisition are as follows:

Fair Values
Recognized on Acquisition
(in million pesos)
Assets:
Property, plant and equipment (Note 9)	192
Other noncurrent assets	2
Trade and other receivables	15
Prepayments and other current assets	15
224

Liabilities:
Deferred income tax liability	46
Accounts payable	14

Purchase consideration transferred	164
Cash paid	164
164

Cash flows from investing activity:
Cash paid	(164)
Cash acquired	–

(164)

The excess of purchase price consideration over the net assets acquired amounting to Php107 million was added to the fair value of property, plant and equipment and deferred income tax liability since Rack IT is still under construction when it was acquired by ePLDT.

The fair value and gross amount of trade and other receivables amounted to Php15 million and it is expected that the full contractual amounts can be collected.

Our consolidated net income would have decreased by Php17 million for the year ended December 31, 2014 had the acquisition of Rack IT actually taken place on January 1, 2014. Total net loss of Rack IT included in our consolidated income statement from January 28, 2014 to December 31, 2014 amounted to Php14 million.

PLDT’s Additional Investment in PG1

On January 28, 2014, PLDT’s Board of Directors approved the purchase of 37.5 million shares of PG1 owned by JSL which effectively increases PLDT’s ownership in PG1 from 50% to 65% for a total consideration of Php23 million. PLDT consolidated PG1’s financial statements effective March 10, 2014. See Note 2 – Summary of Significant Accounting Policies – PLDT’s Acquisition of Additional Shares of PG1 for related discussion.

The fair values of the identifiable assets and liabilities of PG1 at the date of acquisition are as follows:

Fair Values
Recognized on Acquisition
(in million pesos)
Assets:
Property, plant and equipment (Note 9)	502
Other noncurrent assets	37
Cash and cash equivalents	21
Trade and other receivables	6
Prepayments and other current assets	12
578

Liabilities:
Accounts payable	413

165
Goodwill from the acquisition (Note 15)	3

Total identifiable net assets acquired	168
Noncontrolling interests	(48)

Purchase consideration transferred	120

Cash paid	23
Fair value of previous interest	97

120

Cash flows from investing activity:
Cash paid	(23)
Cash acquired	21

Purchase of subsidiary – net of cash acquired	(2)

The goodwill of Php3 million pertains to the fair value of PG1’s air transportation business.

The fair value and gross amount of trade and other receivables amounted to Php6 million and it is expected that the full contractual amounts can be collected.

Our consolidated net income would have decreased by Php14 million for the year ended December 31, 2014 had the acquisition of PG1 actually taken place on January 1, 2014. Total revenues and net loss of PG1 included in our consolidated income statement from March 10, 2014 to December 31, 2014 amounted to Php7 million and Php79 million, respectively.

Smart’s Acquisition of Wifun

On November 18, 2014, Smart acquired an 87% equity interest in Wifun for total cash consideration of Php70 million, of which Php35 million was paid in December 2014, Php6 million was paid on April 6, 2015 and Php29 million is payable upon capital call of Wifun.  Wifun was incorporated in the Philippines in 2013 and is engaged in the business of selling software solutions, telecommunications equipment and gadgets, and providing WiFi access. See Note 2 – Summary of Significant Accounting Policies – Smart’s Acquisition of Wifun.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of provisional values at the date of acquisition. The corresponding carrying amounts immediately before the acquisition are as follows:

		Provisional Values
	Previous	Recognized on
	Carrying Values	Acquisition
	(in million pesos)
Assets:
Subscription receivable	29	29
Cash and cash equivalents	22	22
Inventory	7	7
Other assets	1	1
	59	59

Liabilities:
Accounts payable and other liabilities	9	9
Due to related party	4	4

	13	13

	46	46
Goodwill from the acquisition (Note 15)	–	34

Total identifiable net assets acquired		80
Noncontrolling interests		(10)

Purchase consideration transferred		70

Cash paid		41
Subscriptions payable		29

		70
Cash flows from investing activity:
Cash paid		(35)
Cash acquired		22

		(13)

The net assets acquired at the date of acquisition were based on a provisional assessment of fair value, while we sought an independent valuation on the value of Wifun’s assets. The results of this valuation had not been finalized as at the date this report was approved for issuance by the Board of Directors.

The goodwill of Php34 million pertains to the fair value of the expected synergies arising from the acquisition of Wifun by Smart. Wifun is expected to complement SBI’s broadband internet service.

Our consolidated net income would have decreased by Php6 million for the year ended December 31, 2014 had the acquisition of Wifun actually taken place in January 1, 2014. Total net loss of Wifun included in our consolidated income statement from November 18, 2014 to December 31, 2014 amounted to Php1 million.

15. Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

	Intangible Assets with										Total
	Indefinite Life		Intangible Assets with Finite Life								Intangible Assets	Total			Total Goodwill and
			Customer								with
	Trademark		List		Franchise		Licenses		Spectrum	Others	Finite Life	Intangible Assets		Goodwill	Intangible Assets
	(in million pesos)
September 30, 2015 (Unaudited)
Costs:
Balance at beginning of the period	4,505	4,726		3,016		972		1,205		1,177	11,096	15,601	62,863		78,464
Additions	–	–		–		743		–		15	758	758	–		758
Translation and other adjustments	–	–		–		–		–		(10)	(10)	(10)	–		(10)
Balance at end of the period	4,505	4,726		3,016		1,715		1,205		1,182	11,844	16,349	62,863		79,212

Accumulated amortization and impairment:
Balance at beginning of the period	–	1,748		589		645		830		1,111	4,923	4,923	699		5,622
Amortization during the period (Note 3)	–	383		140		209		60		13	805	805	–		805
Translation and other adjustments	–	–		–		–		–		(10)	(10)	(10)	–		(10)

Balance at end of the period	–	2,131		729		854		890		1,114	5,718	5,718	699		6,417

Net balance at end of the period (Note 3)	4,505	2,595		2,287		861		315		68	6,126	10,631	62,164		72,795

Estimated useful lives (in years)	–	9		16		2 – 18		15		1 – 10	–	–	–		–
Remaining useful lives (in years)	–	5		13		1 – 7		4		2 – 4	–	–	–		–

December 31, 2014 (Audited)
Costs:
Balance at beginning of the year	4,505	4,726		3,016		936		1,205		1,199	11,082	15,587	62,826		78,413
Additions	–	–		–		36		–		–	36	36	–		36
Business combinations	–	–		–		–		–		–	–	–	37		37
Translation and other adjustments	–	–		–		–		–		(22)	(22)	(22)	–		(22)
Balance at end of the year	4,505	4,726		3,016		972		1,205		1,177	11,096	15,601	62,863		78,464

Accumulated amortization and impairment:
Balance at beginning of the year	–	1,237		403		287		750		1,119	3,796	3,796	699		4,495
Amortization during the year	–	511		186		358		80		14	1,149	1,149	–		1,149
Translation and other adjustments	–	–		–		–		–		(22)	(22)	(22)	–		(22)
Balance at end of the year	–	1,748		589		645		830		1,111	4,923	4,923	699		5,622

Net balance at end of the year (Note 3)	4,505	2,978		2,427		327		375		66	6,173	10,678	62,164		72,842

Estimated useful lives (in years)	–	1 – 9		16		1 – 18		15		1 – 10	–	–	–		–
Remaining useful lives (in years)	–	6		13		8		5		5	–	–	–		–

The consolidated goodwill and intangible assets of our reportable segments as at September 30, 2015 and December 31, 2014 are as follows:

	September 30, 2015 (Unaudited)
	Wireless	Fixed Line	Total
		(in million pesos)
Trademark	4,505	–	4,505
Customer list	2,595	–	2,595
Franchise	2,287	–	2,287
Licenses	861	–	861
Spectrum	315	–	315
Others	68	–	68
Total intangible assets	10,631	–	10,631
Goodwill	57,356	4,808	62,164

Total goodwill and intangible assets (Note 3)	67,987	4,808	72,795

	December 31, 2014 (Audited)
	Wireless	Fixed Line	Total
		(in million pesos)
Trademark	4,505	–	4,505
Customer list	2,978	–	2,978
Franchise	2,427	–	2,427
Spectrum	375	–	375
Licenses	327	–	327
Others	66	–	66
Total intangible assets	10,678	–	10,678
Goodwill	57,356	4,808	62,164

Total goodwill and intangible assets (Note 3)	68,034	4,808	72,842

Intangible Assets

In April 2013, Smart entered into a three-year licensing agreement with MCA Music, Inc., an affiliate of the Universal Music Group, the world’s largest music company with wholly-owned record operations in 77 countries. On July 15, 2015, Smart extended the licensing agreement for another three years.

In July 2013, Smart entered into an 18-month licensing agreement with Ivory Music and Video, Inc., a domestic corporation and one of the major labels in the Philippine music industry. The agreement, which expired on December 31, 2014 was renewed for another two years commencing on January 1, 2015.

In February 2014, Smart entered into a two-year licensing agreement with Universal Records Philippines, Inc., or Universal Records, and PolyEast Records, Inc., or PolyEast Records. The agreement granted Smart an exclusive right to sell digital products of Universal Records and PolyEast Records such as downloading and streaming of digital audio and video. On September 1, 2015, Smart extended the licensing agreement for another two years.

The consolidated future amortization of intangible assets with finite life as at September 30, 2015 is as follows:

Year	(in million pesos)
2015(1)	271
2016	1,078
2017	1,016
2018	999
2019 and onwards	2,762

(Note 3)	6,126

(1)	October 1, 2015 through December 31, 2015.

Impairment Testing of Goodwill and Intangible Assets with Indefinite Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at September 30, 2015, the PLDT Group’s goodwill comprised of goodwill resulting from PLDT’s additional investment in PG1 in 2014, Smart’s acquisition of Wifun in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, Smart’s acquisition of CURE in 2008, and Smart’s acquisition of SBI in 2004. The test for recoverability of the PLDT’s and Smart’s goodwill was applied to the fixed line and wireless asset group, respectively, which represent the lowest level within our business at which we monitor goodwill.

Although revenue streams may be segregated among the companies within the PLDT Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform. The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities. On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Given the significant common use of network facilities among fixed line and wireless companies within the PLDT Group, Management views that the wireless and fixed line operating segments are the lowest CGU to which goodwill is to be allocated and which are expected to benefit from the synergies.

The recoverable amount of the wireless and fixed line segments had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a three-year period from 2015 to 2017.  The pre-tax discount rate applied to cash flow projections is 11.1% and 10.4% for the wireless and fixed line segments, respectively.  Cash flows beyond the three-year period are determined using a 2.5% growth rate for the wireless and fixed line segments, which is the same as the long-term average growth rate for the telecommunications industry.

Based on the assessment of the value-in-use of the wireless and fixed line segments, the recoverable amount of goodwill exceeded the carrying amount of the CGUs, which as a result, no impairment was recognized as at December 31, 2014 in relation to goodwill resulting from the additional investment in PG1 and the acquisition of Wifun, IPCDSI, Digitel, ePDS, PDSI, Chikka, CURE and SBI. Annual impairment testing will be performed at year-end.

16. Cash and Cash Equivalents

As at September 30, 2015 and December 31, 2014, this account consists of:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 28)	7,445	6,816
Temporary cash investments (Note 28)	26,457	19,843

	33,902	26,659

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 28 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php422 million and Php373 million for the nine months ended September 30, 2015 and 2014, respectively.

17. Trade and Other Receivables

As at September 30, 2015 and December 31, 2014, this account consists of receivables from:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 28)	20,222	17,053
Corporate subscribers (Notes 25 and 28)	9,363	7,941
Foreign administrations (Note 28)	6,959	8,420
Domestic carriers (Notes 25 and 28)	819	823
Dealers, agents and others (Notes 25 and 28)	4,788	10,485

	42,151	44,722
Less allowance for doubtful accounts (Notes 3, 5 and 28)	17,964	15,571

	24,187	29,151

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances from affiliates.

Trade receivables are non-interest-bearing and are generally with settlement term of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 25 – Related Party Transactions.

See Note 25 – Related Party Transactions for the summary of transactions with related parties and Note 28 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

Changes in the allowance for doubtful accounts for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

			Corporate	Foreign		Dealers,
	Total	Retail Subscribers	Subscribers	Administrations	Domestic Carriers	Agents and Others
	(in million pesos)
September 30, 2015 (Unaudited)
Balance at beginning of the period	15,571	8,133	4,326	548	93	2,471
Provisions and other adjustments	2,399	2,683	622	(172)	(1)	(733)
Write-offs	(6)	–	–	–	–	(6)
Balance at end of the period	17,964	10,816	4,948	376	92	1,732

Individual impairment	9,886	3,188	4,635	365	92	1,606
Collective impairment	8,078	7,628	313	11	–	126

	17,964	10,816	4,948	376	92	1,732

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,886	3,188	4,635	365	92	1,606

December 31, 2014 (Audited)
Balance at beginning of the year	14,524	7,149	5,849	119	80	1,327
Provisions and other adjustments	1,956	1,462	(1,100)	430	13	1,151
Write-offs	(909)	(478)	(423)	(1)	–	(7)
Balance at end of the year	15,571	8,133	4,326	548	93	2,471

Individual impairment	9,586	2,541	4,081	526	93	2,345
Collective impairment	5,985	5,592	245	22	–	126

	15,571	8,133	4,326	548	93	2,471

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,586	2,541	4,081	526	93	2,345

18. Inventories and Supplies

As at September 30, 2015 and December 31, 2014, this account consists of:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	2,654	2,853
At cost	3,083	3,265
Spare parts and supplies:
At net realizable value	631	283
At cost	945	706
Others:
At net realizable value	787	570
At cost	913	647

Total inventories and supplies at the lower of cost or net realizable value (Notes 4 and 5)	4,072	3,706

The cost of inventories and supplies recognized as expense for the nine months ended September 30, 2015 and 2014 are as follows:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Cost of sales	9,312	9,760
Repairs and maintenance	499	438
Write-down of inventories and supplies (Notes 4 and 5)	236	118
	10,047	10,316

Changes in the allowance for inventory obsolescence for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	913	957
Provisions	236	–
Write-off and others	(279)	(44)
Balance at end of the period	870	913

19. Prepayments

As at September 30, 2015 and December 31, 2014, this account consists of:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes (Note 7)	5,852	6,203
Prepaid selling and promotions	1,224	1,111
Prepaid fees and licenses	1,094	979
Prepaid rent (Note 3)	530	383
Prepaid repairs and maintenance	283	116
Prepaid insurance (Note 25)	95	125
Prepaid benefit costs (Notes 3 and 26)	73	65
Other prepayments	606	348

	9,757	9,330
Less current portion of prepayments	6,589	6,406

Noncurrent portion of prepayments	3,168	2,924

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 26 – Employee Benefits.

Agreement of PLDT and Smart with TV5 Network, Inc., or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2021. Total prepayment under the advertising placement agreements amounted to Php548 million and Php758 million as at September 30, 2015 and December 31, 2014, respectively. See Note 25 – Related Party Transactions.

Agreement of PLDT, Smart and DMPI with Dakila Cable TV Corp. or Dakila

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Dakila commencing on the launch of the OTT video-on-demand service, or iFlix service, in the Philippines on June 18, 2015. Under the agreement, Smart and PLDT were appointed by Dakila to act as its internet service providers with an authority to resell and distribute the iFlix service to their respective subscribers on a monthly and annual basis. iFlix service is provided by IFlix Sdn Bhd and Dakila is the authorized reseller of the iFlix service in the Philippines. Total prepayment under the agreement amounted to Php111 million as at September 30, 2015.

20. Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at September 30, 2015 and December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in millions)
Authorized
Non-Voting Serial Preferred Stocks	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

The changes in PLDT’s capital account are the issuance of 870 shares or Php8,700 of Series JJ 10% Cumulative Convertible Preferred Stock and the redemption of 200 shares or Php2,000 of Series HH 10% Cumulative Convertible Preferred Stock for the nine months ended September 30, 2015 and 2014, respectively.

Preferred Stock

Non-Voting Serial Preferred Stocks

On November 5, 2013, the Board of Directors designated 50,000 shares of preferred stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the PLDT Subscriber Investment Plan, or SIP. On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012, pursuant to the PLDT SIP.

The Series II and JJ 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at September 30, 2015 was Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series II and JJ 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and
(b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any             shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at September 30, 2015. See Note 1 – Corporate Information and
Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the SIP Preferred Shares, and all such shares were redeemed and retired effective on January 19, 2012, or the Redemption Date. The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the Holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.9 billion (the amount required to fund the redemption price for the SIP Preferred Shares) in addition to Php2.3 billion for unclaimed dividends on SIP Preferred Shares, or a total amount of Php8.2 billion, to fund the redemption of the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of Rizal Commercial Banking Corporation, or RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of Holders of SIP Preferred Shares, for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock and all such shares were redeemed and retired effective on August 30, 2012. The record date for purposes of determining the holders of the outstanding Series GG Shares subject to redemption, or Holders of Series GG Shares, was fixed on May 22, 2012. In accordance with the terms and conditions of the Series GG Shares, the Holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php247 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php63 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of PLDT Series A to FF 10% Cumulative Convertible Preferred Stock.

As at January 19, 2012 and August 30, 2012, notwithstanding that any stock certificate representing the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock, respectively, were not surrendered for cancellation, the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007 and all such shares were redeemed and retired effective on May 16, 2013. The record date for purpose of determining the holders of the outstanding Series HH Shares issued in 2007 subject to redemption, or Holders of Series HH Shares issued in 2007, was fixed on February 14, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the Holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, and all such shares were redeemed and retired effective on May 16, 2014. The record date for the purpose of determining the holders of the outstanding Series HH Shares issued in 2008 subject to redemption or Holders of Series HH Shares issued in 2008, was fixed on February 14, 2014. In accordance with the terms and conditions of Series HH Shares issued in 2008, the Holders of Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

Total amounts of Php396 million and Php376 million were withdrawn from the Trust Account, representing total payments on redemption for the nine months ended September 30, 2015 and 2014, respectively. The balances of the Trust Account of Php7,909 million and Php7,922 million were presented as part of the “Current portion of advances and other noncurrent assets” and the related redemption liability of the same amount were presented as part of “Accrued expenses and other current liabilities” in our consolidated statement of financial position as at September 30, 2015 and December 31, 2014, respectively. See Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

PLDT expects to similarly redeem the outstanding shares of Series II and JJ 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 75% of our core EPS, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388.00 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at September 30, 2015 and December 31, 2014.

On November 9, 2011, the PSE approved the listing of an additional 27.7 million common             shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500.00 per share, as consideration for the acquisition by PLDT of certain assets of Digitel from JGSHI.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Decrease in Authorized Capital Stock

On April 23, 2013 and June 14, 2013, the Board of Directors and stockholders, respectively, approved the following actions: (1) decrease in PLDT’s authorized capital stock from Php9,395 million divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into: 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 807.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and (b) 234 million shares of Common Capital Stock of the par value of Php5.00 each, to Php5,195 million, divided into two classes consisting of: (a) Preferred Capital Stock sub-classified into: 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 387.5 million shares of Non-Voting Serial Preferred Stock of the par value of Php10.00 each; and
(b) 234 million shares of Common Capital Stock of the par value of Php5.00 each; and (2) corresponding amendments to the Seventh Article of the Articles of Incorporation of PLDT. On October 3, 2013, the Philippine SEC approved the decrease in authorized capital stock and amendments to the Articles of Incorporation of PLDT.

Dividends Declared

Our dividends declared for the nine months ended September 30, 2015 and 2014 are detailed as follows:

September 30, 2015 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series II	May 5, 2015	May 19, 2015	May 30, 2015	1.00	–

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 27, 2015	February 26, 2015	March 15, 2015	–	12
	May 5, 2015	May 26, 2015	June 15, 2015	–	12
	August 4, 2015	August 20, 2015	September 15, 2015	–	13

					37

Voting Preferred Stock	March 3, 2015	March 19, 2015	April 15, 2015	–	2
	June 9, 2015	June 26, 2015	July 15, 2015	–	3
	August 25, 2015	September 15, 2015	October 15, 2015	–	2

					7

Common Stock
Regular Dividend	March 3, 2015	March 17, 2015	April 16, 2015	61.00	13,179
	August 4, 2015	August 27, 2015	September 25, 2015**	65.00	14,044
Special Dividend	March 3, 2015	March 17, 2015	April 16, 2015	26.00	5,618
					32,841

Charged to retained earnings					32,885

*	Dividends were declared based on total amount paid up.

**	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015, declaring September 25, 2015 a regular holiday.

September 30, 2014 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series HH (Final Dividends)	April 1, 2014	February 14, 2014	May 16, 2014	0.0027/day	–
Series II	April 1, 2014	April 30, 2014	May 30, 2014	1.00	–

					–

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2014	February 27, 2014	March 15, 2014	–	12
	May 6, 2014	May 27, 2014	June 15, 2014	–	12
	August 5, 2014	August 20, 2014	September 15, 2014	–	13

					37
Voting Preferred Stock	March 4, 2014	March 20, 2014	April 15, 2014	–	3
	June 10, 2014	June 27, 2014	July 15, 2014	–	3
	September 30, 2014	October 15, 2014	October 15, 2014	–	2

					8
Common Stock
Regular Dividend	March 4, 2014	March 18, 2014	April 16, 2014	62.00	13,395
	August 5, 2014	August 28, 2014	September 26, 2014	69.00	14,908
Special Dividend	March 4, 2014	March 18, 2014	April 16, 2014	54.00	11,667
					39,970

Charged to retained earnings					40,015

*	Dividends were declared based on total amount paid up.

Our dividends declared after September 30, 2015 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	November 3, 2015	November 20, 2015	December 15, 2015	–	12

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at September 30, 2015:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2014 (Audited)	17,030
Effect of PAS 27 Adjustments and other adjustments	5,548

Parent Company’s unappropriated retained earnings at beginning of the period	22,578
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(563)
Fair value adjustments of investment property resulting to gain	(862)
Fair value adjustments (mark-to-market gains)	(1,727)

Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2014 (Audited)	19,426

Parent Company’s net income attributable to equity holders of PLDT for the nine months ended September 30, 2015 (Unaudited)	16,012
Less: Fair value adjustments (mark-to-market gains)	(471)
15,541
Less: Cash dividends declared during the period
Preferred stock (Note 8)	(44)
Common stock	(32,841)
Charged to retained earnings	(32,885)

Parent Company’s unappropriated retained earnings available for dividends as at September 30, 2015 (Unaudited)	2,082

As at September 30, 2015, our consolidated unappropriated retained earnings amounted to Php9,484 million while the Parent Company’s unappropriated retained earnings amounted to Php5,705 million. The difference of Php3,779 million pertains to the effect of PAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under the equity method.

21. Interest-bearing Financial Liabilities

As at September 30, 2015 and December 31, 2014, this account consists of the following:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 9 and 28)	133,580	115,399
Obligations under finance leases (Note 28)	–	1

	133,580	115,400

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 9 and 28)	16,955	14,724
Obligations under finance leases maturing within one year (Note 28)	2	5
	16,957	14,729

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php642 million and Php511 million as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the nine months ended September 30, 2015 and for the year ended December 31, 2014.

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	511	383
Additions during the period	294	293
Accretion during the period included as part of Financing costs – net (Note 5)	(163)	(165)
Unamortized debt discount at end of the period (Note 28)	642	511

Long-term Debt

As at September 30, 2015 and December 31, 2014, long-term debt consists of:

		September 30, 2015			December 31, 2014
Description	Interest Rates	(Unaudited)			(Audited)
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% to 1.9000% and US$ LIBOR + 0.3000% to 0.3500% in 2015 and 2014	US$	71	Php3,344	US$	94	Php4,187
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.5500% to 1.8000% in 2015 and 2014	64		2,990	82		3,679
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2015 and 2014		36	1,672		44	1,974
Finnvera, Plc, or Finnvera	2.9900% in 2015 and 2.9900% and US$ LIBOR + 1.3500% in 2014	–		–	5		223
			171	8,006		225	10,063

Fixed Rate Notes	8.3500% in 2015 and 2014		228	10,662		227	10,170
Term Loans:
GSM Network Expansion Facilities	US$ LIBOR + 0.8500% to 1.1125% in 2015 and US$ LIBOR + 0.8500% to 1.8500% in 2014	49		2,322	75		3,354
Others	US$ LIBOR + 0.7900% to 1.9000% in 2015 and US$ LIBOR + 0.9500% to 1.9000% in 2014	1,053		49,314	828		37,045
		US$	1,501	Php70,304	US$	1,355	Php60,632

Philippine Peso Debts:
Corporate Notes	5.3300% to 6.2600% in 2015 and 5.3300% to 6.3981% in 2014			Php21,380			Php21,534
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2015 and 2014			14,879			14,865
Term Loans:
Unsecured Term Loans	4.4850% to 5.6590%; BSP overnight rate — 0.3500% to BSP overnight rate in 2015 and 3.9250% to 6.3462%, PDST-F + 0.3000%; BSP overnight rate - 0.3500% to BSP overnight rate in 2014			43,972			33,092
				80,231			69,491

Total long-term debt (Note 28)				150,535			130,123
Less portion maturing within one year (Note 28)				16,955			14,724

Noncurrent portion of long-term (Note 28)				Php133,580			Php115,399

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at September 30, 2015 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
		(in millions)
2015(1)	66	3,082	442	3,524
2016	341	15,964	880	16,844
2017	511	23,921	8,414	32,335
2018	259	12,136	821	12,957
2019	94	4,429	13,004	17,433
2020 and onwards	240	11,238	56,846	68,084

(Note 28)	1,511	70,770	80,407	151,177

(1)	October 1, 2015 through December 31, 2015.

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

EKN

On April 4, 2006, DMPI signed a US$18.7 million loan agreement with Nordea Bank AB (publ), or Nordea Bank, as the lender, to finance the supply of GSM mobile telephone equipment and related services. The loan was covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amount of US$1 million, or Php48 million, remained outstanding as at December 31, 2014. The loan was paid in full on April 30, 2015.

On December 20, 2006, DMPI signed a US$43.2 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao. The loan was covered by a guarantee from EKN. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on May 30, 2014. The loan was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The loan was paid in full on May 30, 2014.

On December 17, 2007, DMPI signed a US$59.2 million Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project. The loan was covered by a guarantee from EKN. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on March 30, 2017. The loan was drawn on various dates in 2008 and 2009 in the total amount of US$59.1 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$10 million, or Php474 million, and US$17 million, or Php755 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On December 17, 2007, DMPI signed a US$51.2 million Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao. The loan was covered by a guarantee from EKN. The loan is payable over nine years in 18 equal semi-annual installments, with final installment on June 30, 2017. The loan was drawn on various dates in 2008 and 2009 in the total amount of US$51.1 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$12 million, or Php549 million, and US$15 million, or Php656 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On June 10, 2011, Smart signed a US$49 million term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The loan was comprised of Tranche A1, Tranche A2 and Tranche B in the amounts of US$24 million, US$24 million and US$1 million, respectively. The loan is payable over five years in ten equal semi-annual installments, with final installment on December 29, 2016 for Tranche A1 and B and October 30, 2017 for Tranche A2. The loan was drawn on various dates in 2012 in the total amount of US$33 million (US$24 million for Tranche A1, US$8 million for Tranche A2 and US$1 million for Tranche B) and the remaining balance of US$16 million for Tranche A2 was drawn on February 21, 2013. The aggregate amounts of US$19 million, or Php897 million, and US$24 million, or Php1,065 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

On February 22, 2013, Smart signed a US$46 million five-year term loan facility agreement with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. In July 3, 2013, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The loan was comprised of Tranches A1 and A2 in the amounts of US$25 million and US$19 million, respectively, and Tranches B1 and B2 in the amounts of US$0.9 million and US$0.7 million, respectively. The facility is payable semi-annually in ten equal installments commencing six months after the applicable mean delivery date, with final installment on July 16, 2018 for Tranche A1 and B1 and April 15, 2019 for Tranche A2 and B2. The loan was partially drawn on December 19, 2013 for Tranches A1 and B1 in the amounts of US$18 million and US$0.9 million, respectively. Subsequently, the Tranche A1 loan was partially drawn on March 20, 2014 and fully drawn on June 19, 2014 in the amounts of US$3 million and US$4 million, respectively. Tranche A loan was partially drawn on September 19, 2014 and December 18, 2014 in the amounts of US$8 million and US$11 million, respectively, and Tranche B loan was fully drawn on September 19, 2014 in the amount of US$0.7 million. The aggregate amounts of US$30 million, or Php1,424 million, and US$37 million, or Php1,663 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Sinosure

On May 4, 2006, DMPI signed a US$12.7 million Export Credit Agreement with Societe Generale and Calyon as the lenders, to finance the supply of the equipment and software for the expansion of its GSM services in NCR. The loan was covered by a guarantee from Sinosure. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on October 6, 2014. The loan was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The loan was paid in full on October 6, 2014.

On June 1, 2006, DMPI signed a US$12 million Buyer’s Credit Agreement with ING Bank N.V., or ING Bank, as the lender, to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project. The loan was covered by a guarantee from Sinosure. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on June 1, 2014. The loan was drawn in 2006 and 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The loan was paid in full on June 2, 2014.

On May 24, 2007, DMPI signed a US$21 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 24, 2015. The loan was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amount of US$1 million, or Php67 million, remained outstanding as at December 31, 2014. The loan was paid in full on May 22, 2015.

On May 24, 2007, DMPI signed a US$12.1 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 NCR Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on May 24, 2015. The loan was fully drawn on various dates in 2008. The amount of US$1 million, or Php39 million, remained outstanding as at December 31, 2014. The loan was paid in full on May 22, 2015.

On November 10, 2008, DMPI signed a US$23.8 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Core Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$3 million, or Php159 million, and US$7 million, or Php304 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

On November 10, 2008, DMPI signed a US$5.5 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the supply of 3G network in NCR. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$1 million, or Php37 million, and US$2 million, or Php70 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

On November 10, 2008, DMPI signed a US$4.9 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on September 1, 2016. The loan was fully drawn on various dates in 2008 and 2009. The amounts of US$1 million, or Php33 million, and US$1 million, or Php63 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

On December 16, 2009, DMPI signed a US$50 million Buyer’s Credit Agreement with China Citic Bank Corporation Ltd., or China CITIC Bank, as the original lender, to finance the equipment, software and related materials for the Phase 2 3G Expansion, transmission for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects. The loan was covered by a guarantee from Sinosure. The loan is payable over seven years in 14 equal semi-annual installments, with final installment on December 17, 2017. The loan was drawn on various dates in 2010 in the total amount of US$48 million. The undrawn amount of US$2 million was cancelled. On December 9, 2011, China CITIC Bank and ING Bank signed a Transfer Certificate and Assignment of Guarantee whereby ING Bank took over the debt under the Buyer’s Credit Agreement. The assignment of debt was completed on December 16, 2011. The amounts of US$17 million, or Php793 million, and US$20 million, or Php909 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

On September 15, 2010, DMPI signed a US$117.3 million loan agreement with China Development Bank and HSBC as the lenders, to finance the purchase of equipment and related materials for the expansion of: (1) Phase 8A and 8B Core and IN Network Expansion; (2) Phase 8B NCR and SLZ BSS Network Expansion Project; and (3) Phase 3 3G Network Roll-out Project. The loan was covered by a guarantee from Sinosure. The loan is payable over seven and a half years in 15 equal semi-annual installments, with final installment on April 10, 2019. The loan was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amount of US$20 million was partially prepaid on April 10, 2013 and the remaining balance is now payable over five years in 10 semi-annual installments, with final installment on April 10, 2018. The amounts of US$42 million, or Php1,968 million, and US$50 million, or Php2,227 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million loan agreement with Nordea Bank and ING Bank as the lenders, to finance the supply of GSM mobile telephone equipment and related services. The loan was comprised of Tranche 1 and Tranche 2 in the amounts of US$43 million and US$53.6 million, respectively. The loan was covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. Both tranches are payable over eight and a half years in 17 equal semi-annual installments, with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amounts of US$36 million, or Php1,672 million, and US$44 million, or Php1,974 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million term loan facility agreement with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger, to finance the Phase 10 (Extension) GSM equipment and services contract. The loan was payable over five years in ten equal semi-annual installments, with final installment on July 15, 2014. The loan was fully drawn on July 15, 2009 and paid in full on July 15, 2014.

On October 9, 2009, Smart signed a US$50 million term loan facility agreement with FEC guaranteed by Finnvera for 100% political and commercial risk cover to finance GSM equipment and services contracts. The loan was awarded to Citicorp as the arranger which was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual installments, with final installment on April 7, 2015. The loan was fully drawn on April 7, 2010. The amount of US$5 million, or Php223 million, net of unamortized debt discount, remained outstanding as at December 31, 2014. The loan was paid in full on April 7, 2015.

Others – Export Credit Agencies

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network. The loan was covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The loan was payable over seven years in 14 equal semi-annual installments, with final installment on June 27, 2014. The loan was drawn in 2006 and 2007 in the total amount of US$5.4 million. The undrawn amount of US$0.6 million was cancelled. The loan was paid in full on June 27, 2014.

Fixed Rate Notes

On March 6, 1997, PLDT issued a US$300 million 20-year non-amortizing fixed rate note with a coupon rate of 8.350% under the Indenture dated April 19, 1996 between PLDT and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) as trustee (“2017 Notes”). Proceeds from the issuance of these notes were used to finance service improvements and expansion programs. The 2017 Notes will mature on March 6, 2017. On various dates in 2008 to 2014, PLDT repurchased the 2017 Notes from the secondary market in the aggregate amount of US$71.6 million. The amounts of US$228 million, or Php10,662 million, and US$227 million, or Php10,170 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Term Loans

GSM Network Expansion Facilities

On November 27, 2008, Smart signed a US$50 million term loan facility agreement with FEC to finance the Phase 10 GSM equipment and service contracts. The loan was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered, Mizuho Corporate Bank, Ltd. as the lead arrangers. The loan was payable over five years in ten equal semi-annual installments, with final installment on January 23, 2014. The loan was fully drawn on various dates in 2009 and was paid in full on January 23, 2014.

On June 6, 2011, Smart signed a US$60 million term loan facility agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in eight equal semi-annual installments commencing on the 18th month from signing date, with final installment on June 6, 2016. The loan was fully drawn on various dates in 2012. The amounts of US$15 million, or Php703 million, and US$22 million, or Php1,007 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On August 19, 2011, Smart signed a US$50 million term loan facility agreement with FEC as the lender, to finance the supply contracts for the modernization and expansion project. The loan was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC and Mizuho Corporate Bank, Ltd. The loan is payable over five years in ten equal semi-annual installments commencing six months after August 19, 2012, with final installment on August 19, 2016. The loan was fully drawn on various dates in 2012. The amounts of US$12 million, or Php584 million, and US$25 million, or Php1,115 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On May 29, 2012, Smart signed a US$50 million term loan facility agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments commencing on May 29, 2013, with final installment on May 29, 2017. The loan was fully drawn on various dates in 2012. The amounts of US$22 million, or Php1,035 million, and US$28 million, or Php1,232 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Other Term Loans

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017. Two separate drawdowns of US$100 million and US$50 million were drawn on May 10, 2012 and September 4, 2012, respectively. The amounts of US$50 million, or Php2,341 million, and US$84 million, or Php3,729 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments commencing 12 months from the initial drawdown date, with final installment on May 30, 2017. The loan was fully drawn on May 29, 2012. The amount of US$15 million, or Php658 million, remained outstanding as at December 31, 2014. The loan was prepaid in full on May 29, 2015.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditures and/or to refinance existing obligations which were utilized for network expansion and improvement programs. The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018. The amounts of US$40 million, US$160 million and US$100 million were drawn on March 6, 2013, April 19, 2013 and July 3, 2013, respectively. The amounts of US$167 million, or Php7,805 million, and US$233 million, or Php10,439 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On January 28, 2013, Smart signed a US$35 million term loan facility agreement with China Banking Corporation to finance the equipment and service contracts for the modernization and expansion project. The loan was payable over five years in ten equal semi-annual installments. The loan was fully drawn on May 7, 2013. The amounts of US$17 million, or Php819 million, and US$24 million, or Php1,096 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

On March 25, 2013, Smart signed a US$50 million term loan facility agreement with FEC, as the original lender, to finance the supply and services contracts for the modernization and expansion project. The loan was arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd. The loan is payable over five years in nine equal semi-annual installments commencing six months after drawdown date. The loan was partially drawn in the amounts of US$18 million, US$6 million and US$8 million on September 16, 2013, November 19, 2013 and March 24, 2014, respectively. The undrawn balance of the facility in the amount of US$18 million was cancelled. The amounts of US$18 million, or Php826 million, and US$25 million, or Php1,102 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

On May 31, 2013, Smart signed a US$80 million term loan facility agreement with China Banking Corporation to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in ten equal semi-annual installments commencing six months after drawdown date, with final installment on May 31, 2018. The loan was fully drawn on September 25, 2013. The amounts of US$48 million, or Php2,248million, and US$56 million, or Php2,505 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

On June 20, 2013, Smart signed a US$120 million term loan facility agreement with Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation, as the lead arrangers and creditors with Sumitomo Mitsui Banking Corporation, as the facility agent. Proceeds of the facility are intended to be used to refinance existing loan obligations which were utilized for network expansion and improvement program of Smart. The loan is payable over five years in eight equal semi-annual installments commencing six months after drawdown date, with final installment on June 20, 2018. The loan was fully drawn on September 25, 2013. The amounts of US$89 million, or Php4,176 million, and US$104 million, or Php4,640 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On March 7, 2014, Smart signed a US$100 million term loan facility agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments commencing twelve months after drawdown date, with final installment on March 7, 2019. The loan was fully drawn in the amounts of US$35 million, US$30 million, US$25 million and US$10 million on March 24, 2014, August 1, 2014, November 24, 2014 and March 2, 2015, respectively. The amounts of US$77 million, or Php3,597 million, and US$88 million, or Php3,958 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On May 14, 2014, Smart signed a US$50 million term loan facility agreement with Mizuho Bank Ltd., Singapore Branch to finance the capital expenditures for its network upgrade and expansion program. The loan is payable over five years in nine equal semi-annual installments commencing eleven months after drawdown date, with final installment on May 14, 2019. The loan was fully drawn on July 1, 2014. The amounts of US$44 million, or Php2,059 million, and US$49 million, or Php2,207 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On August 5, 2014, PLDT signed a US$100 million term loan facility agreement with Philippine National Bank, or PNB, to finance capital expenditures and/or to refinance existing obligations, which were utilized for network expansion and improvement programs. The loan is payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on August 11, 2020. Two separate drawdowns of US$50 million each were drawn on August 11, 2014 and August 15, 2014. The amounts of US$99 million, or Php4,636 million, and US$100 million, or Php4,474 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On August 29, 2014, PLDT signed a US$50 million term loan facility agreement with Metropolitan Bank and Trust Company, or Metrobank, to finance capital expenditures and/or to refinance existing obligations, which were utilized for network expansion and improvement programs. The loan is payable over six years with a semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020. The loan was drawn in full on September 2, 2014. The amounts of US$50 million, or Php2,330 million, and US$50 million, or Php2,237 million, remained outstanding as at September 30, 2015 and December 31, 2014, respectively. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

On February 26, 2015, PLDT signed a US$200 million term loan facility with The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the facility agent, to finance capital expenditure requirements for network expansion and improvement and/or to refinance existing indebtedness, the proceeds of which were utilized for service improvement and network expansion.  The loan is comprised of two tranches: Tranche A amounting to US$150 million which carries a floating interest rate and Tranche B amounting to US$50 which carries a floating interest rate on the first year and a fixed interest rate on the second year until maturity of the loan.  Both tranches are payable over seven years commencing on the date which falls 36 months after the date of the agreement, with semi-annual amortizations of 23.75% of the loan amount on the first and second repayment dates and  seven semi-annual amortizations of 7.5% of the loan amount starting on the third repayment date.  The amount of US$50 million for Tranche B was drawn on March 5, 2015. Three separate drawdowns of US$50 million each for Tranche A were drawn on April 24, 2015, June 15, 2015 and August 24, 2015. The amount of US$197 million, or Php9,248 million, net of unamortized debt discount, remained outstanding as at September 30, 2015.

On March 4, 2015, Smart signed a US$200 million term loan facility agreement with Mizuho Bank Ltd. to finance capital expenditures for its network upgrade and expansion program.  The loan is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 4, 2020. The amount of US$100 million each were drawn on March 23, 2015 and June 2, 2015. The amount of US$197 million, or Php9,229 million, net of unamortized debt discount, remained outstanding as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

Philippine Peso Debts:

Corporate Notes

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Php2,000 million Notes Facility Agreement with BDO Private Bank, Inc. comprised of Tranche A amounting to Php1,000 million which was issued on March 16, 2011 and Tranche B amounting to Php1,000 million which was fully drawn and issued in multiple drawdowns of Php250 million each on various dates in 2011. Proceeds from the issuance of these notes were used to finance capital expenditures for network improvement and expansion program of Smart. The notes were payable in full, five years from their respective issue dates. The notes were partially prepaid in the amounts of Php1,000 million and Php250 million on December 16, 2013 and December 23, 2013, respectively. The remaining balance of Php750 million was prepaid in full on January 2014.

Php5,500 Million Fixed Rate Corporate Notes

On March 19, 2012, Smart issued Php5,500 million fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. Proceeds from the issuance of these notes were used primarily for debt refinancing and capital expenditures of Smart. The Series A note facility has an annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has an annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 19, 2022. The notes were partially prepaid in the amount of Php1,376 million on July 19, 2013. The aggregate amounts of Php3,964 million and Php4,002 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php1,500 Million Fixed Rate Corporate Notes

On July 27, 2012, PLDT issued Php1,500 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 27, 2019. The notes were partially prepaid in the amount of Php1,188 million on July 29, 2013. The amounts of Php291 million and Php294 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php8,800 Million Fixed Rate Corporate Notes

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated September 19, 2012, comprised of Series A seven-year notes amounting to Php4,610 million and Series B ten-year notes amounting to Php4,190 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. The notes were partially prepaid in the amount of Php2,055 million on June 21, 2013. The amounts of Php6,543 million and Php6,610 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php6,200 Million Fixed Rate Corporate Notes

On November 22, 2012, PLDT issued Php6,200 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated November 20, 2012, comprised of Series A seven-year notes amounting to Php3,775 million and Series B ten-year notes amounting to Php2,425 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issued price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019. The Series B notes are payable over ten-years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022. The amount of Php6,076 million remained outstanding as at September 30, 2015 and December 31, 2014.

Php1,376 Million Fixed Rate Corporate Notes

On June 19, 2013, Smart issued Php1,376 million fixed rate corporate notes under a Notes Facility Agreement dated June 14, 2013, comprised of Series A five-year notes amounting to Php742 million and Series B ten-year notes amounting to Php634 million. Proceeds from the issuance of these notes were used primarily for debt refinancing of Smart. The Series A note facility has an annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017. The Series B note facility has an annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 21, 2022. The aggregate amounts of Php1,349 million and Php1,362 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php2,055 Million Fixed Rate Corporate Notes

On June 21, 2013, PLDT issued Php2,055 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated June 14, 2013, comprised of Series A notes amounting to Php1,735 million and Series B notes amounting to Php320 million. Proceeds from the issuance of these notes were used to refinance existing loan obligations, which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over six years with an annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over nine years with an annual amortization rate of 1% of the issue price up to the eighth year and the balance payable upon maturity on September 21, 2022. The amounts of Php1,993 million and Php2,014 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php1,188 Million Fixed Rate Corporate Notes

On July 29, 2013, PLDT issued Php1,188 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 19, 2013. Proceeds from the issuance of these notes were used to finance capital expenditures for network expansion and improvement. The notes are payable over six years with an annual amortization rate of 1% of the issue price on the first year up to the fifth year from the issue date and the balance upon maturity on July 27, 2019. The amounts of Php1,164 million and Php1,176 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Fixed Rate Retail Bonds

Php15,000 Million Fixed Rate Retail Bonds

On February 6, 2014, PLDT issued Php15,000 million Philippine SEC-registered fixed rate peso retail bonds under the Indenture dated January 22, 2014. Proceeds from the issuance of these bonds are intended to be used to finance capital expenditures and/or refinance existing obligations which were used for capital expenditures for network and expansion improvement. The amount comprises Php12.4 billion and Php2.6 billion bonds due in 2021 and 2024, with a coupon rate of 5.2250% and 5.2813%, respectively. The amounts of Php14,879 million and Php14,865 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Term Loans

Unsecured Term Loans

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Php1,000 million term loan facility agreement with Metrobank to finance capital expenditures for network improvement and expansion program. The loan was payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final installment on August 1, 2014. The loan was fully drawn on August 3, 2009 and was paid in full on August 1, 2014.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a Php2,000 million term loan facility agreement with Bank of the Philippine Islands, or BPI, to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan was payable over five years in 17 equal quarterly installments, with final installment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The loan was paid in full on October 27, 2014.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a Php1,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments, with final installment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009 and was paid in full on December 18, 2014.

Php2,000 Million Term Loan Facility

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from the initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at September 30, 2015 and December 31, 2014.

Php3,000 Million Term Loan Facility

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012. The amounts of Php2,910 million and Php2,940 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php2,000 Million Term Loan Facility

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from the initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012. The amounts of Php1,940 million and Php1,960 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php1,000 Million Term Loan Facility

On June 7, 2012, Smart signed a Php1,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over five years with an annual amortization rate of 1% of the principal amount commencing on the first year anniversary of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017. The amount of Php1,000 million was fully drawn on August 22, 2012. The amounts of Php970 million and Php980 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php1,500 Million Term Loan Facility

On June 27, 2012, DMPI signed a Php1,500 million term loan facility agreement with BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount with the balance payable on June 2019. The amount of Php700 million was partially drawn on June 29, 2012 and the remaining balance of Php800 million was subsequently drawn on September 24, 2012. The amount of Php1,470 million remained outstanding as at December 31, 2014. The loan was prepaid in full on July 1, 2015.

Php200 Million Term Loan Facility

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on October 9, 2019. The amount of Php200 million was fully drawn on October 9, 2012 and remained outstanding as at September 30, 2015 and December 31, 2014.

Php1,000 Million Term Loan Facility

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on January 13, 2020. The facility was fully drawn on January 11, 2013. The amounts of Php980 million and Php990 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php1,000 Million Term Loan Facility

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance, or Philam Life, to refinance existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on December 5, 2022. The amount of Php1,000 million was fully drawn on December 3, 2012 and remained outstanding as at September 30, 2015 and December 31, 2014.

Php3,000 Million Term Loan Facility

On December 17, 2012, Smart signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019. The amount of Php1,000 million was partially drawn on December 20, 2012 and the remaining balance of Php2,000 million was subsequently drawn on March 15, 2013. The amount of Php2,940 million remained outstanding as at September 30, 2015 and December 31, 2014.

Php2,000 Million Term Loan Facility

On November 13, 2013, PLDT signed a Php2,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance existing loan obligations. The loan is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on November 22, 2020. Two separate drawdowns of Php1,000 million each were drawn on November 22, 2013 and February 11, 2014. The amount of Php1,980 million remained outstanding as at September 30, 2015 and December 31, 2014.

Php3,000 Million Term Loan Facility

On November 25, 2013, Smart signed a Php3,000 million term loan facility agreement with Metrobank to refinance existing loan obligations of Smart. The loan is payable over seven years with an annual amortization rate of 10% of the total amount drawn for the first six years and the final installment is payable on November 27, 2020. The amount of Php3,000 million was fully drawn on November 29, 2013. The amounts of Php2,690 million and Php2,688 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php3,000 Million Term Loan Facility

On December 3, 2013, Smart signed a Php3,000 million term loan facility agreement with BPI to refinance existing loan obligations of Smart. The loan is payable over seven years with an annual amortization rate of 1% of the total amount drawn for the first six years and the final installment is payable on December 10, 2020. The amount of Php3,000 million was fully drawn on December 10, 2013. The amounts of Php2,959 million and Php2,957 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php3,000 Million Term Loan Facility

On January 29, 2014, Smart signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php3,000 million was fully drawn on February 5, 2014. The amounts of Php2,958 million and Php2,987 million, net of unamortized debt discount, remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php500 Million Term Loan Facility

On February 3, 2014, Smart signed a Php500 million term loan facility agreement with LBP to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021. The amount of Php500 million was fully drawn on February 7, 2014. The amounts of Php495 million and Php500 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php2,000 Million Term Loan Facility

On March 26, 2014, Smart signed a Php2,000 million term loan facility agreement with Union Bank to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021. The amount of Php2,000 million was fully drawn on March 28, 2014. The amounts of Php1,980 million and Php2,000 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php1,500 Million Term Loan Facility

On April 2, 2014, PLDT signed a Php1,500 million term loan facility agreement with Philam Life to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 4, 2024. The amount of Php1,500 million loan was fully drawn on April 4, 2014 and remained outstanding as at September 30, 2015 and December 31, 2014.

Php500 Million Term Loan Facility

On April 2, 2014, Smart signed a Php500 million term loan facility agreement with BDO to finance capital expenditures for its network upgrade and expansion program. The loan is payable over seven years with an annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021. The amount of Php500 million loan was fully drawn on April 4, 2014. The amounts of Php495 million and Php500 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php1,000 Million Term Loan Facility

On May 23, 2014, PLDT signed a Php1,000 million term loan facility agreement with Philam Life to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on May 28, 2024. The amount of Php1,000 million loan was fully drawn on May 28, 2014 and remained outstanding as at September 30, 2015 and December 31, 2014.

Php1,000 Million Term Loan Facility

On June 9, 2014, PLDT signed a Php1,000 million term loan facility agreement with LBP to finance its capital expenditure requirements. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on June 13, 2024. The amount of Php1,000 million was fully drawn on June 13, 2014. The amounts of Php990 million and Php1,000 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php1,500 Million Term Loan Facility

On July 28, 2014, PLDT signed a Php1,500 million term loan facility with Union Bank to finance its capital expenditures and/or refinance its existing loan obligations, the proceeds of which were utilized for its service improvements and expansion programs. The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on July 31, 2024. The amount of Php1,500 million was fully drawn on July 31, 2014. The amounts of Php1,485 million and Php1,500 million remained outstanding as at September 30, 2015 and December 31, 2014, respectively.

Php2,000 Million Term Loan Facility

On February 25, 2015, PLDT signed a Php2,000 million term loan facility with BPI to finance its capital expenditures and/or refinance its existing loan obligations, the proceeds of which were utilized for its service improvements and expansion programs.  The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on March 24, 2025.  The amount of Php2,000 million was fully drawn on March 24, 2015 and remained outstanding as at September 30, 2015.

Php3,000 Million Term Loan Facility

On June 26, 2015, PLDT signed a Php3,000 million term loan facility with BPI to finance its capital expenditures and/or refinance its existing loan obligations, the proceeds of which were utilized for its service improvements and expansion programs.  The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity on June 30, 2025.  The amount of Php3,000 million was fully drawn on June 30, 2015 and remained outstanding as at September 30, 2015.

Php5,000 Million Term Loan Facility

On August 3, 2015, PLDT signed a Php5,000 million term loan facility with Metrobank to partially finance capital expenditures and/or refinance its existing loan obligations, the proceeds of which will be utilized for its service improvements and expansion programs.  The loan is payable over ten years with an annual amortization rate of 1% on the first year up to the ninth year from the initial drawdown date and the balance payable upon maturity. The amount of Php2,500 million was partially drawn on September 23, 2015 and remained outstanding as at September 30, 2015.

Php5,000 Million Term Loan Facility

On August 11, 2015, Smart signed a Php5,000 million term loan facility agreement with Metrobank to finance capital expenditures for its network upgrade and expansion program. The loan is payable over ten years with an annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on September 1, 2025. The amount of Php5,000 million loan was fully drawn on September 1, 2015 and remained outstanding as at September 30, 2015. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Compliance with Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 47% of PLDT’s total consolidated debts as at September 30, 2015 and December 31, 2014, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso. See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including:
(a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company.

Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as consolidated debt to consolidated equity, consolidated debt to consolidated EBITDA and debt service coverage ratios. Previously, Smart was required to comply with certain consolidated debt to consolidated equity ratio under Variable Loan Agreement 2014 debt with Marubeni Corporation as original lender and under the 2014 (A) Debt under Metrobank as Facility Agent. On August 16, 2012 and September 3, 2012, the approvals to amend the covenant from “the ratio of Consolidated Debt to Consolidated Equity” to “the ratio of Consolidated Debt to Consolidated EBITDA” were obtained. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

DMPI’s liabilities are guaranteed up to a certain extent by Digitel and PLDT. In addition, the loan agreements contain covenants which, among others, restrict the incurrence of loans or debts not in the ordinary course of business, merger or disposition of any substantial portion of Digitel and DMPI’s assets, distribution of capital or profits, redemption of any of its issued shares, and reduction of Digitel and DMPI’s registered and paid-up capital.

The loan agreements with suppliers, banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at September 30, 2015 and December 31, 2014, we were in compliance with all of our debt covenants. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at September 30, 2015 are as follows:

Year	(in million pesos)
2015(1)	1
2016 up to 2017	1
Total minimum finance lease payments (Note 28)	2
Less amount representing unamortized interest	–

Present value of net minimum finance lease payments (Notes 2, 3 and 28)	2
Less obligations under finance leases maturing within one year (Notes 9 and 28)	2

Long-term portion of obligations under finance leases (Notes 9 and 28)	–

(1)	October 1, 2015 through December 31, 2015.

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment and vehicles. In particular, IPCDSI and PLDT Global have finance lease obligations in the aggregate amounts of Php2 million and Php6 million as at September 30, 2015 and December 31, 2014, respectively. See Note 9 – Property, Plant and Equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

22. Deferred Credits and Other Noncurrent Liabilities

As at September 30, 2015 and December 31, 2014, this account consists of:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	16,202	19,431
Provision for asset retirement obligations (Notes 3 and 9)	2,117	2,068
Unearned revenues	241	202
Others	488	223

	19,048	21,924

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the nine months ended September 30, 2015 and for the year ended December 31, 2014:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	2,068	2,144
Additional liability recognized during the period	26	68
Accretion expenses	23	37
Settlement of obligations and others	–	(181)

Provision for asset retirement obligations at end of the period (Note 3)	2,117	2,068

23. Accounts Payable

As at September 30, 2015 and December 31, 2014, this account consists of:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 28)	40,784	35,857
Carriers and other customers (Note 28)	3,122	2,799
Taxes (Note 27)	1,893	1,503
Related parties (Notes 25 and 28)	405	593
Others	241	171

	46,445	40,923

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to related parties, see Note 25 – Related Party Transactions.

For explanation on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24. Accrued Expenses and Other Current Liabilities

As at September 30, 2015 and December 31, 2014, this account consists of:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	45,373	42,531
Liability from redemption of preferred shares (Notes 20 and 28)	7,909	7,922
Accrued taxes and related expenses (Note 27)	7,825	8,618
Unearned revenues (Note 22)	7,572	7,628
Accrued employee benefits (Notes 2, 3, 25, 26 and 28)	6,595	8,251
Accrued interests and other related costs (Notes 21 and 28)	856	1,076
Others	6,151	6,652

	82,281	82,678

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Accrued expenses and other current liabilities are non-interest-bearing and are normally settled within a year. This pertains to costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

25. Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities. Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end occurs in cash. The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at September 30, 2015 and December 31, 2014. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at September 30, 2015 and December 31, 2014 transactions that have been entered into with related parties:

				September 30,	December 31,
				2015	2014
	Classifications	Terms	Conditions	(Unaudited)	(Audited)
				(in million pesos)
Indirect investment in	joint ventures through	PCEV:
Meralco	Accrued expenses	Electricity charges	Unsecured	363	367
	and other current	– immediately upon
	liabilities (Note	receipt of invoice
	24)
		Pole rental – 45
		days upon receipt
		of invoice	Unsecured	34	45
Indirect investment in	associate through ACeS	Philippines:
	Accounts payable and accrued expenses and other current liabilities	30 days upon
AIL	(Notes 23 and 24)	receipt of invoice	Unsecured	4	50
Transactions with major	stockholders, directors	and officers:
Asia Link B.V., or	Accounts payable	15 days from end of
ALBV	(Note 23)	quarter	Unsecured	99	297
	Accrued expenses	1st
	and other current	month of each
NTT World Engineering	liabilities (Note	quarter;
Marine Corporation	24)	non-interest-bearing	Unsecured	16	29
NTT Communications	Accrued expenses	30 days upon	Unsecured	13	19
	and other current	receipt of invoice;
	liabilities (Note	non-interest-bearing
	24)
NTT Worldwide	Accrued expenses	30 days upon	Unsecured	5	10
Telecommunications	and other current	receipt of invoice;
Corporation	liabilities (Note	non-interest-bearing
	24)
JGSHI and Subsidiaries	Accounts payable	Immediately upon	Unsecured	2	3
	and accrued	receipt of invoice
	expenses and other current liabilities (Notes 23 and 24)
NTT DOCOMO	Accrued expenses	30 days upon	Unsecured	10	9
	and other current	receipt of invoice;
	liabilities (Note	non-interest-bearing
	24)
	Accrued expenses and other current	Malayan Insurance	liabilities (Note	Immediately upon
Co., Inc., or Malayan	24)	receipt of invoice	Unsecured	5	5
Others:
	Trade and other receivables	30 days upon	Unsecured;
Various	(Note 17)	receipt of invoice	no impairment	2,560	2,490

The following table provides the summary of transactions that have been entered into with related parties for the nine months ended September 30, 2015 and 2014 in relation with the table above.

		September 30,
		2015	2014
	Classifications	(Unaudited)
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	1,900	2,393
	Rent	239	190
Meralco Industrial Engineering Services	Repairs and maintenance	136	45
Corporation, or MIESCOR	Construction-in-progress	72	64
Republic Surety and Insurance Co., Inc., or RSIC	Insurance and security services	1	–
Indirect investment in associate through ACeS Philippines:
AIL	Cost of sales (Note 5)	13	21
Transactions with major stockholders, directors and officers:
JGSHI and Subsidiaries	Rent	77	81
	Repairs and maintenance	18	34
	Communication, training and travel	1	4
	Professional and other contracted services	–	1
ALBV	Professional and other contracted services	154	168
Malayan	Insurance and security services	140	145
NTT DOCOMO	Professional and other contracted services	63	52
NTT World Engineering Marine Corporation	Repairs and maintenance	50	11
NTT Worldwide Telecommunications Corporation	Selling and promotions	11	13
NTT Communications	Professional and other contracted services	62	56
	Rent	6	5
Others:
Various	Revenues	607	564

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php1,900 million and Php2,393 million for the nine months ended September 30, 2015 and 2014, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php363 million and Php367 million as at September 30, 2015 and December 31, 2014, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php239 million and Php190 million for the nine months ended September 30, 2015 and 2014, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php34 million and Php45 million as at September 30, 2015 and December 31, 2014, respectively.

See also Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which will expire on February 28, 2018. Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php37 million and Php11 million for the nine months ended September 30, 2015 and 2014, respectively. Total amounts capitalized to property, plant and equipment amounted to Php2 million and Php7 million for the nine months ended September 30, 2015 and 2014, respectively. There were no outstanding obligations as at September 30, 2015 and December 31, 2014.

PLDT also has an existing One Area One Partner for Outside Plant Subscriber Line Rehabilitation, Repair, Installation and Related Activities agreement with MIESCOR, which will expire on March 31, 2017. Under the agreement, MIESCOR is responsible for the customer line installation, repair, rehabilitation and maintenance activities of cables and cabinets in the areas awarded to them. The original contract covers the period from January 1, 2011 up to December 31, 2012, however, both parties mutually agreed to an extension until March 31, 2015. A new contract was executed for customer line installation, repair, rehabilitation and maintenance covering the period from April 1, 2015 up to March 31, 2017.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php99 million and Php34 million for the nine months ended September 30, 2015 and 2014, respectively. Total amounts capitalized to property, plant and equipment amounted to Php70 million and Php57 million for the nine months ended September 30, 2015 and 2014, respectively. There were no outstanding obligations under this agreement as at September 30, 2015 and December 31, 2014.

c.	Transactions with RSIC

Since 2012, PLDT has insurance policies with RSIC, a wholly-owned subsidiary of Meralco, covering material damages for buildings, building improvements and equipment. Total fees under the related contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php663 thousand and Php40 thousand for the nine months ended September 30, 2015 and 2014, respectively. There were no outstanding obligations for these contracts as at September 30, 2015 and December 31, 2014.

d.	Air Time Purchase Agreement between PLDT, AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually for ten years commencing on January 1, 2002, or the Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments of up to US$15 million per year during the Minimum Purchase Period, or the Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with the obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA, which were presented as part of cost of sales in our consolidated income statements, amounted to Php13 million and Php21 million for the nine months ended September 30, 2015 and 2014, respectively. Under the Amended ATPA, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php4 million and Php50 million as at September 30, 2015 and December 31, 2014, respectively. See
Note 5 – Income and Expenses – Cost of Sales.

e.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at September 30, 2015 and December 31, 2014 and for the nine months ended September 30, 2015 and 2014 are as follows:

1. Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which expired on February 23, 2012 was renewed until February 23, 2016 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php154 million and Php168 million for the nine months ended September 30, 2015 and 2014, respectively. Under this agreement, the outstanding obligations, which were presented as part of accounts payable in our consolidated statements of financial position, amounted to Php99 million and Php297 million as at September 30, 2015 and December 31, 2014, respectively.

2. Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php50 million and Php11 million for the nine months ended September 30, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php16 million and Php29 million as at September 30, 2015 and December 31, 2014, respectively;

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php62 million and Php56 million for the nine months ended September 30, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million and Php12 million as at September 30, 2015 and December 31, 2014, respectively;

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to Php6 million and Php5 million for the nine months ended September 30, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php7 million as at September 30, 2015 and December 31, 2014, respectively; and

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php11 million and Php13 million for the nine months ended September 30, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php5 million and Php10 million as at September 30, 2015 and December 31, 2014, respectively.

3. Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php77 million and Php81 million for the nine months ended September 30, 2015 and 2014, respectively. Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php287 thousand and Php2 million as at September 30, 2015 and December 31, 2014, respectively.

There were also other transactions such as airfare, electricity, marketing expenses and bank fees, which were presented as part of communication, training and travel, repairs and maintenance and professional and other contracted services, in our consolidated income statements, amounted to Php19 million and Php39 million for the nine months ended September 30, 2015 and 2014, respectively. Under these agreements, the outstanding obligations for these transactions, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php1 million as at September 30, 2015 and December 31, 2014, respectively.

4. Advisory Services Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php63 million and Php52 million for the nine months ended September 30, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million and Php9 million as at September 30, 2015 and December 31, 2014, respectively.

5. Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, employees liability and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php140 million and Php145 million for the nine months ended September 30, 2015 and 2014, respectively. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php5 million each as at September 30, 2015 and December 31, 2014. A director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at September 30, 2015 and December 31, 2014.

6.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO. Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•	Additional Rights of NTT DOCOMO. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at September 30, 2015 and December 31, 2014.

•	Change in Control. Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

f.	Others

1.	Telecommunications services provided by PLDT and certain of its subsidiaries to various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties at arm’s length similar to transactions with other customers. The revenues under these services amounted to Php607 million and Php564 million for the nine months ended September 30, 2015 and 2014, respectively. The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables in our consolidated statements of financial position, from these services amounted to Php2,560 million and Php2,490 million as at September 30, 2015 and December 31, 2014, respectively.

See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest PDRs and Note 19 – Prepayments – Agreement between PLDT and Smart with TV5 for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the nine months ended September 30, 2015 and 2014 are as follows:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Short-term employee benefits	451	589
Post-employment benefits (Note 26)	32	29
Other long-term employee benefits (Note 26)	–	216

Total compensation paid to key officers of the PLDT Group	483	834

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination, and technology strategy committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php63 million and Php36 million for the nine months ended September 30, 2015 and 2014, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the period related to key management personnel.

26. Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering substantially all of our permanent and regular employees. Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees. For the purpose of complying with Revised PAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs for the nine months ended September 30, 2015 and for the year ended December 31, 2014 and the net periodic benefit costs and average assumptions used in developing the valuation for the nine months ended September 30, 2015 and 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	23,072	19,497
Service costs	849	986
Interest costs on benefit obligation	775	970
Actual benefits paid/settlements	(2,087)	(92)
Actuarial losses – economic assumptions	–	1,479
Actuarial losses – experience	–	332
Curtailments and others (Note 2)	(54)	(100)

Present value of defined benefit obligations at end of the period	22,555	23,072

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	9,950	9,187
Actual contributions	6,746	5,510
Interest income on plan assets	373	489
Actual benefits paid/settlements	(2,087)	(92)
Return on plan assets (excluding amount included in net interest)	(4,866)	(5,144)

Fair value of plan assets at end of the period	10,116	9,950

Unfunded status – net	(12,439)	(13,122)
Accrued benefit costs (Note 3)	12,455	13,125

Prepaid benefit costs (Notes 3 and 19)	16	3

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	849	757
Interest costs – net	402	361
Curtailment/settlement gain	(26)	–
Net periodic benefit costs (Notes 3 and 5)	1,225	1,118

Actual net losses on plan assets amounted to Php4,493 million and Php3,608 million for the nine months ended September 30, 2015 and 2014, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2015 will amount to Php854 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at September 30, 2015:

(in million pesos)
2015(1)	186
2016	250
2017	310
2018	387
2019	471
2020 to 2059	94,296

(1)	October 1, 2015 through December 31, 2015.

The average duration of the defined benefit obligation at the end of the reporting period is 16 to 29 years.

The weighted average assumptions used to determine pension benefits for the nine months ended September 30, 2015 and 2014 are as follows:

	September 30,
	2015	2014
	(Unaudited)
Rate of increase in compensation	6.0%	6.0%
Discount rate	4.5%	5.0%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at September 30, 2015, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,783)
	(1%)	3,297
Future salary increases	1%	3,213
	(1%)	(2,770)

PLDT’s Retirement Plan

The Board of Trustees performed an asset-liability matching study of our retirement plan. The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and
(iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or (v) involuntary separation from service. For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service. For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%. In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the period to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

For the nine months ended September 30, 2015, PLDT contributed a total of Php6,096 million to the beneficial trust fund.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at September 30, 2015 and December 31, 2014:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	6,574	6,549
Shares of stock	2,829	2,844
Mutual funds	58	63
Government securities	42	42
Investment properties	10	10

Total noncurrent financial assets	9,513	9,508

Current Financial Assets
Cash and cash equivalents	374	357
Receivables	12	3

Total current financial assets	386	360

Total PLDT’s Plan Assets	9,899	9,868
Subsidiaries Plan Assets	217	82

Total Plan Assets of Defined Benefit Pension Plans	10,116	9,950

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in mutual funds and government securities are valued using the market values at reporting date. Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at September 30, 2015 and December 31, 2014, this account consists of:

	September 30,	December 31,	September 30,	December 31,
	2015	2014	2015	2014
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	6,008	6,008
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	347	329
BTFHI	100%	100%	179	172
Superior Multi Parañaque Homes, Inc.	100%	100%	39	39
Bancholders, Inc., or Bancholders	100%	100%	1	1
			6,574	6,549

Investment in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

The Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php750 million each on November 5, 2012 and January 25, 2013 to fund the latter’s operational and capital expenditure requirements. Subsequently, on March 1, 2013, the Board of Directors of MediaQuest approved its application of the additional investment to additional paid in capital on the existing subscribed shares of stock.

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. The underlying shares of these PDRs are the             shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs). On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which will give ePLDT a 40% economic interest in Cignal TV. In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT. Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

On January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion. The underlying shares of these additional PDRs are the shares of stocks of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs). Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.

In November 2013, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the additional investment of Hastings in The Philippine Star Group. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest PDRs.

In 2014, the Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php6,300 million to fund the latter’s investment requirements. Of the Php6,300 million, a total of Php5,500 million had already been drawn by MediaQuest as at December 31, 2014.

On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs, inclusive of the Php300 million and Php1,950 million deposits received in 2014 and 2013, respectively, providing ePLDT with 70% economic interest in Hastings. See Note 10 – Investments in Associates, Joint Ventures and Deposits – Investment in MediaQuest PDRs.

In 2015, the Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php4,650 million to fund the latter’s investment requirements. Of the Php4,650 million, a total of Php4,100 million had already been drawn by MediaQuest as at September 30, 2015.

The fair values of the investments in MediaQuest PDRs were measured using an income approach valuation technique using cash flows projections based on financial budgets and forecasts approved by MediaQuest’s Board of Directors, covering a five-year period from 2015 to 2019.

The pre-tax discount rates applied to cash flow projections range from 10.50% to 11.15%. Cash flows beyond the five-year period are determined using 0% to 7% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in unlisted equity investments. The cumulative change in the fair market value of this investment amounted to Php267 million and Php249 million as at September 30, 2015 and December 31, 2014, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php6.9 million and Php7.3 million for the nine months ended September 30, 2015 and 2014, respectively. Dividend receivables amounted to Php2 million each as at September 30, 2015 and December 31, 2014.

Shares of Stocks

As at September 30, 2015 and December 31, 2014, this account consists of:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,966	1,945
PLDT	58	77
Others	445	462
Preferred shares	360	360

	2,829	2,844

Dividends earned on PLDT common shares amounted to Php2 million and Php5 million for the nine months ended September 30, 2015 and 2014, respectively.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value as at September 30, 2015 and December 31, 2014, net of subscription payable of Php2,640 million. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php37 million each for the nine months ended September 30, 2015 and 2014.

Mutual Funds

Investment in mutual funds includes various U.S. dollar and Euro denominated equity funds, which aims to out-perform benchmarks in various international indices as part of its investment strategy. Total investment in mutual funds amounted to Php58 million and Php63 million as at September 30, 2015 and December 31, 2014, respectively.

Government Securities

Investment in government securities includes retail treasury bonds bearing interest ranging from 5.88% to 7%. These securities are fully guaranteed by the government of the Republic of the Philippines. Total investment in government securities amounted to Php42 million each as at September 30, 2015 and December 31, 2014.

Investment Properties

Investment properties include two condominium units (bare, separate 127 and 58 square meter units) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City. Total fair value of investment properties amounted to Php10 million each as at September 30, 2015 and December 31, 2014.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cashflows to be matched with asset durations.

The allocation of the fair value of the assets for the PLDT pension plan as at September 30, 2015 and December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	95%	95%
Temporary cash investments	4%	4%
Investments in mutual funds	1%	1%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at September 30, 2015 and December 31, 2014, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs for the nine months ended September 30, 2015 and for the year ended December 31, 2014 and the net periodic benefit costs and average assumptions used in developing the valuation for the nine months ended September 30, 2015 and 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	2,149	1,685
Service costs	204	241
Interest costs on benefit obligation	60	92
Actual benefits paid/settlements	(12)	(42)
Actuarial losses – economic assumptions	–	98
Actuarial losses – experience	–	75
Present value of defined benefit obligations at end of the period	2,401	2,149

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	2,205	1,884
Actual contributions	204	261
Interest income on plan assets	60	92
Return on plan assets (excluding amount included in net interest)	(4)	10
Actual benefits paid/settlements	(12)	(42)

Fair value of plan assets at end of the period	2,453	2,205

Funded status – net (Notes 3 and 19)	52	56
Accrued benefit costs (Note 3)	5	6

Prepaid benefit costs (Note 3)	57	62

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	204	199
Interest costs – net	–	–
Net periodic benefit costs (Notes 3 and 5)	204	199

Actual net gains on plan assets amounted to Php56 million and Php82 million for the nine months ended September 30, 2015 and 2014, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php268 million to its defined benefit plan in 2015.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at September 30, 2015:

(in million pesos)
2015(1)	109
2016	52
2017	57
2018	79
2019	90
2020 to 2054	22,552

(1)	October 1, 2015 through December 31, 2015.

The average duration of the defined benefit obligation at the end of the reporting period is 18 years.

The weighted average assumptions used to determine pension benefits for the nine months ended September 30, 2015 and 2014 are as follows:

	September 30,
	2015	2014
	(Unaudited)
Rate of increase in compensation	7.0%	6.0%
Discount rate	4.5%	5.5%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at September 30, 2015, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(88)
	(1%)	263
Future salary increases	1%	252
	(1%)	(87)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Group, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities, while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at September 30, 2015 and December 31, 2014:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,184	1,240
Domestic equities	573	615
International equities	295	367
Philippine foreign currency bonds	232	427
International fixed income	–	106
Total noncurrent financial assets	2,284	2,755

Current Financial Assets
Cash and cash equivalents	761	19
Receivables	–	95

Total current financial assets	761	114

Total plan assets(1)	3,045	2,869

Employee’s share, forfeitures and mandatory reserve account	592	664

Smart’s plan assets	2,335	2,094
Subsidiaries’ plan assets	118	111

Total Plan Assets of Defined Contribution Plans	2,453	2,205

(1)	Total financial assets include forfeitures from resigned employees and mandatory reserve account from BPI.

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities, corporate debt securities and a fixed income fund managed by BPI Asset Management and Trust Group which is invested in a diversified portfolio of Philippine peso-denominated fixed income instruments. The investments under this category, exclusive of the mutual fund, earned between 4.19% and 9.13% interest for the nine months ended September 30, 2015 and 2014, respectively. Total investments in domestic fixed income amounted to Php1,184 million and Php1,240 million as at September 30, 2015 and December 31, 2014, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares and convertible preferred shares listed in the PSE and a local equity fund managed by BPI Asset Management and Trust Group which is invested in a diversified portfolio of stocks listed in the PSE. These investments earn on stock price appreciation and dividend payments. Total investment in domestic equities amounted to Php573 million and Php615 million as at September 30, 2015 and December 31, 2014, respectively. This includes investment in PLDT             shares with fair value of Php57 million and Php46 million as at September 30, 2015 and December 31, 2014, respectively.

International Equities

Investments in international equities include mutual funds managed by ING International and an offshore investment in a global mutual fund managed by Franklin Templeton, which are all invested in diversified portfolios of global equities. Total investment in international equities amounted to Php295 million and Php367 million as at September 30, 2015 and December 31, 2014, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include investments in U.S. dollar denominated fixed income instruments issued by the Philippine government, local corporations and financial institutions. The investments under this category earned between 4.25% and 7.38% interest for the nine months ended September 30, 2015 and 2014, respectively. Total investment in Philippine foreign currency bonds amounted to Php232 million and Php427 million as at September 30, 2015 and December 31, 2014, respectively.

International Fixed Income

Investments in international fixed income include mutual funds managed by ING International which are invested in diversified portfolios of high-yield foreign currency denominated bonds. Total investments in international fixed income amounted to nil and Php106 million as at September 30, 2015 and December 31, 2014, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine peso and U.S. dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cashflows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Plan Trustees invests a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Plan Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at September 30, 2015 and December 31, 2014 is as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Investments in debt and fixed income securities and others	71%	66%
Investments in listed and unlisted equity securities	29%	34%
	100%	100%

Other Long-term Employee Benefits

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The awards in the 2012 to 2014 LTIP were contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three-year period 2012 to 2014. In addition, the 2012 to 2014 LTIP allowed for the participation of a number of senior executives and certain newly hired executives and ensured the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the nine months ended September 30, 2014 amounted to Php1,311 million. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php42 million and Php3,297 million as at September 30, 2015 and December 31, 2014, respectively. The LTIP liability amounting to Php3,255 million as at December 31, 2014 was already paid as at September 30, 2015. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

Net periodic benefit costs computed for the nine months ended September 30, 2014 are as follows:

(in million pesos)
(Unaudited)
Components of net periodic benefit costs:
Current service costs	1,286
Interest costs – net	49
Net actuarial gain	(24)

Net periodic benefit costs (Notes 3 and 5)	1,311

27. Provisions and Contingencies

Supervision and Regulatory Fees, or SRF, due to the NTC

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, pursuant to Section 40 of Commonwealth Act No. 146, otherwise known as the Public Service Act, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals, but, as set forth below, was rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on the actual amount paid (inclusive of premiums) for the “capital stock subscribed or paid” and not on par or market value. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as basis not only capital stock subscribed or paid, but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing its assessment until the resolution of the issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion based on stock dividends.

In a resolution promulgated on December 4, 2007, the Supreme Court upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, or the Assessment Letter, the NTC assessed the total amount of SRF on stock dividends due from PLDT to be Php2,870 million, which assessment included penalties and interest. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying to the NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but not including penalties and interest. PLDT believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments in the total amount of Php2,870 million, which included penalties. In letters dated April 14, 2008 and June 18, 2008, or the Demand Letters, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals, or the PLDT Petition, praying that the NTC be restrained from enforcing or implementing its Assessment Letter and Demand Letters, all demanding payment of SRF including penalties and interests. The PLDT Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the Assessment Letter and Demand Letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s Assessment Letter and Demand Letters. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals but instead filed a Petition for Review, or the NTC Petition, directly with the Supreme Court. PLDT received a copy of the NTC Petition on July 29, 2010, and after receiving the order of the Supreme Court, filed its comment on the NTC Petition on December 7, 2010. The NTC filed a Reply dated August 26, 2011 and PLDT filed a Rejoinder on October 12, 2011.

On January 30, 2013, the Supreme Court’s Third Division issued a resolution denying the NTC Petition for failure to show any reversible error in the challenged judgment as to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction. The Supreme Court resolution affirms the decision of the Court of Appeals, which declared that the NTC erred in imposing/assessing penalties and interest on the SRF payment of PLDT for the period 1987-2007, and annulled and set aside the Assessment Letter and Demand Letters. On April 10, 2013, the NTC filed a Motion for Reconsideration of the decision of the Supreme Court. PLDT received the Motion for Reconsideration on April 15, 2013 and filed its Comment/Opposition on May 15, 2013.

On June 26, 2013, the Supreme Court issued a resolution denying with finality the Motion for Reconsideration of the NTC. PLDT received the Supreme Court’s resolution on August 6, 2013, which serves as the termination of the case.

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various local government units. As at September 30, 2015, PLDT has no contested Local Government Unit, or LGU, assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. Its Motion for Reconsideration having been denied by the court in its Order dated March 2, 2009, the City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss on the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. In a resolution dated February 9, 2012, the Court of Appeals dismissed the case for failure of the City of Tuguegarao and its Treasurer to file their Appellants’ Brief. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a Petition with the RTC of the City of Makati on July 8, 2011. The City of Tuguegarao filed its Answer with Motion to Dismiss claiming that the RTC of the City of Makati does not have jurisdiction over the case. Both parties have filed their respective Memorandum on the issue of Jurisdiction. A judicial dispute resolution, or JDR, conference was set by the court after the parties failed to settle the case in the mediation proceedings. Due to the failure of the City of Tuguegarao to appear on the JDR conference last May 15, 2012, the court transmitted the case to the Office of the Clerk of Court of the City of Makati for re-raffling in accordance with the JDR guidelines. The case was raffled to Branch 132 of Makati City and a Pre-Trial Conference, which was scheduled on October 19, 2012, was postponed by the court due to the Motion for Resolution on the previously filed Motion to Dismiss by City of Tuguegarao on the ground of lack of jurisdiction. In an order dated October 12, 2012, the court granted the Motion to Dismiss for lack of jurisdiction. PLDT filed a Motion for Reconsideration while the City of Tuguegarao has filed its corresponding Comment. In a Resolution dated January 18, 2013, the court denied the Motion for Reconsideration filed by PLDT. On March 8, 2013, PLDT filed a Petition for Review on the said dismissal of the case before the CTA. Acting on the Petition for Review filed by PLDT, the Second Division of the CTA issued a Resolution dated March 13, 2013 ordering the Respondents City of Tuguegarao and City Treasurer to file their Comment on the Petition for Review filed by PLDT. In a Resolution dated July 2, 2013 and received on July 12, 2013, the CTA ordered both parties to submit its respective Memorandum. PLDT has already submitted its Memorandum together with its Motion to Admit Memorandum and submit case for Resolution after Respondent City of Tuguegarao and City Treasurer failed to file their Comment on the Petition for Review filed by PLDT. On January 3, 2014, PLDT received an Entry of Appearance with Motion for Extension of Time to File Memorandum filed by the new counsel of the City of Tuguegarao asking the CTA to allow the City of Tuguegarao to file its Memorandum on or before January 14, 2014. Said Motion for Extension of Time to File Memorandum was denied by the CTA in a Resolution dated January 14, 2014. On July 14, 2014, PLDT received a Decision promulgated by the Second Division of CTA dismissing the Petition for Review filed by PLDT and upholding the decision of the RTC on the ground of lack of jurisdiction. On July 28, 2014, PLDT filed a Motion for Reconsideration which was also denied by the CTA in a Resolution dated September 30, 2014. PLDT filed a Petition before the CTA En Banc last November 3, 2014 to appeal the Decision and Resolution of the Second Division of the CTA. In a Resolution dated November 26, 2014, CTA En Banc ordered the City of Tuguegarao to file its Comment on PLDT’s Petition, however, the City of Tuguegarao failed to file its Comment, hence, in a Resolution dated February 12, 2015, the CTA En Banc directed both parties to submit their Memorandum within 30 days from receipt of the said Resolution. On April 30, 2015, respondents filed a Motion for Extension to File Memorandum and on May 22, 2015, filed a Motion to Admit Respondents’ Memorandum, both motions were denied by the CTA En Banc in a Resolution dated June 22, 2015 for both being filed out of time.

On January 14, 2015, PLDT again contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php1.4 million for the years 2012 to 2014. The case was filed before the Second Judicial Region of Tuguegarao City and docketed as Case No. 8193. On March 24, 2015, PLDT received a copy of the Sheriff’s Return stating that summons with copies of the Petition filed by PLDT were already served to the City Treasurer and Assistant City Treasurer. On March 18, 2015, the RTC of Tuguegarao granted the motion for extension of time to file answer filed by City Treasurer and Assistant City Treasurer and extended the period to file their answer to April 2, 2015. On July 28, 2015, PLDT received copy of the Sheriff’s Return stating that summons with a copy of the Petition filed by PLDT was served upon the City of Tuguegarao. On August 17, 2015, PLDT received the Answer with Counterclaim from the City of Tuguegarao, the City Treasurer and Assistant City Treasurer. PLDT filed its Reply on the said Answer with Counterclaim. On August 27, 2015, RTC of Tuguegarao issued an Order referring the case to mediation proceedings. The next mediation is scheduled on November 24, 2016.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). The RTC of the City of Makati issued a Temporary Restraining Order, or TRO, on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. On April 30, 2012, the RTC rendered a decision giving the petition due course and the assailed tax assessment nullified and set aside. The Province of Cagayan was directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then filed a Petition for Review before the Court of Tax Appeals in the City of Quezon on June 19, 2012, appealing the RTC Decision dated April 30, 2012. In a Decision promulgated on July 25, 2013, the Court of Tax Appeals ruled that the franchise tax assessment made by the Province of Cagayan against Smart covering the periods from 2004 to 2009 based on “presumptive tax” is null and void for lack of legal and factual justifications. The Province of Cagayan filed a Motion for Reconsideration of the Decision which the Court of Tax Appeals denied in a Resolution promulgated on February 4, 2014. The Province of Cagayan filed its Petition for Review before the Court of Tax Appeals en banc. Smart filed its Comment in June 2014. The CTA en banc issued a Resolution on August 7, 2014, directing the parties to file their respective Memoranda. Smart filed its Memorandum on October 1, 2014. Smart received a copy of the Memorandum of the Province of Cagayan on October 22, 2014. Upon submission of the Memoranda or the expiration of the 30 day period, the Petition for Review will be deemed submitted for decision.

On October 2, 2013, the City of Bacoor issued local franchise tax assessments against Smart based on the gross sales of handsets and gross receipts derived from franchise operations (prepaid and postpaid receipts), after Smart had paid the local business taxes assessed on the same gross receipts within the same taxable period. On November 29, 2013, Smart filed a written protest to such assessments with the Office of the City Treasurer of Bacoor. On February 27, 2014, Smart filed a Petition before the RTC of the City of Makati, primarily challenging the assessment on the grounds that Smart cannot be held liable for local franchise tax because Smart is exempt from paying the local franchise tax as such is covered under the “in lieu of all taxes” clause in Section 9 of its legislative franchise, Republic Act No. 7924 (Series 1992). Smart also argued that even if it is liable for local franchise tax, the City of Bacoor cannot collect local business tax on the same gross receipts derived from franchise operations realized within the same taxing jurisdiction by the same taxing authority and within the same period.  Smart has argued that the gross sales of handsets should not be subject to the local franchise tax because the sale of handsets and accessories is not considered a sale derived from franchise operations.  The RTC of the City of Makati issued an Order on June 9, 2014 requiring the parties to attend a mediation on July 31, 2014 (subsequently rescheduled to August 19, 2014). During mediation, the Treasurer of the City of Bacoor agreed that the gross sales of handsets and accessories would be subject to local business tax, but not to the local franchise tax, while the gross receipts from prepaid and postpaid services would be subject to the local franchise tax, but not to the local business tax. Accordingly, Smart and the City of Bacoor filed a Joint Motion to Dismiss on November 4, 2014. The Court issued an Order dated January 28, 2015, directing the Mediation Officer to submit a report on the status of the mediation proceedings. The Mediator has signed the Joint Motion to Dismiss and submitted it to RTC Branch 42, for resolution. Hon. Judge Dina Teves of RTC Makati, Branch 42, issued an Order dated July 10, 2015, dismissing the Appeal based on the Joint Motion to Dismiss signed by the parties.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. Digitel has fully settled its obligation with the Province of Pangasinan with respect to franchise tax and is currently in talks with the Province for the settlement of the real property tax.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato (Civil Case No. 2010-345, February 2010), DMPI filed a Petition for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to real property tax delinquencies. DMPI filed a Motion for Reconsideration after the Court dismissed the case for DMPI’s failure to prove that DMPI is exempt from payment of real property tax. The Motion is pending resolution.

In the DMPI vs. City of Davao (Special Civil Case No. 33,823-11, March 2011), DMPI’s Petition for Prohibition and Mandamus sought the Court’s intervention due to the threats issued by the City of Davao to stop the operations of DMPI business centers in the locality due to lack of business permits. DMPI contended that the City of Davao’s act of refusing to process its applications due to failure to pay real property taxes and business taxes is unwarranted, being that it is exempt under its BOI registration and prevailing laws. The case is in pre-trial stage. DMPI paid local business taxes and real property tax on tower and improvements. The City of Davao’s Legal Officer issued a letter-opinion declaring DMPI’s machinery as exempt from real property tax. The Office of the City Assessor has already confirmed this ruling, and issued a Tax Declaration declaring all machineries of DMPI located in the City of Davao as “Tax-Exempt”. Through an Order dated March 20, 2015, the Court has approved DMPI’s Motion which prayed for the dismissal of the case.

In the DMPI vs. City Government of Malabon (Special Civil Action 11-011-MN, November 2011), DMPI filed a Petition for Prohibition and Mandamus against the City of Malabon to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities. DMPI was able to secure a TRO to defer the sale. As at November 3, 2015, there is an ongoing mediation and the parties are exploring the possibility of settling amicably.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo (Special Civil Action Case No. Br. 20-542, September 2011), DMPI filed a petition for Prohibition and Mandamus with Preliminary Injunction and TRO against the Tower Fee Ordinance of the Municipality of San Mateo.  The parties have submitted their respective memorandum and the case has been submitted for resolution. The RTC denied DMPI’s petition. In June 2013, DMPI filed a motion for reconsideration and sought the inhibition of the presiding judge. Through an Order dated May 8, 2014, the lower court ruled in favor of DMPI and declared the ordinance void and without legal force and effect. The Municipality of San Mateo appealed the Order with the Court of Appeals, and both parties have submitted their respective Memoranda. The case has been submitted for resolution.

Meanwhile, in DMPI vs. the City Government of Santiago City and the City Permits and License Inspection Office of Santiago City, Isabela (CA-G.R. SP No. 127253) (Special Civil Action Case No. 36-0360, February 2011), the City Government of Santiago City filed an appeal with the Court of Appeals after the lower court granted DMPI’s petition and ruled as unconstitutional the provision of the ordinance imposing the Php200 thousand per cell site per annum. Through a decision which was received on May 5, 2015, the Appeal was dismissed and the ruling issued by the trial court was affirmed.

DMPI vs. City of Trece Martires (Civil Case No. TMSCA-004-10, February 2010) – DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site annually. Application for the issuance of a preliminary injunction by DMPI is pending resolution.

Globe Telecoms, et al. vs. City of Lipa (Civil Case No. 2006-0568, 2006) – Globe filed a Protest of Assessment questioning the act of the LGU in assessing tower fees for its sites amounting to Php105 thousand per year. Smart, Digitel and DMPI submitted a joint memorandum in June 2013 pertaining to the issue of whether the Ordinance is a regulatory or tax imposition. However, the Sangguniang Panglungsod has since repealed the ordinance, and issued instead Tax Ordinance No. 177, which imposes a one-time regulatory fee of Php50 thousand for every tower to be constructed in the City of Lipa. The Joint Motion to Dismiss filed by Smart and DMPI on June 8, 2015 is still pending resolution as at
November 3, 2015.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Pursuant to an agreement between PLDT and ETPI, the arbitration proceedings have been suspended.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

On June 29, 2011, the Supreme Court of the Philippines, or the Court, promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), holding that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. This decision reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60%-40% Filipino-alien equity requirement of certain economic activities, such as telecommunications (which is a public utility under Section 11, Article XII of the 1987 Constitution).

Although PLDT is not a party to the Gamboa Case, in its decision, the Court directed the Philippine SEC “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the 1987 Constitution, to impose the appropriate sanctions under the law.” Although the parties to the Gamboa Case filed Motions for Reconsideration of the decision and argued their positions before the Court, the Court ultimately denied the motions on October 9, 2012.

Meanwhile, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of Amended Articles of Incorporation of PLDT, or the Amendments to the Articles, which subclassified its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Shares, and serial preferred shares without voting rights. The Amendments to the Articles were subsequently approved by the stockholders of PLDT and the Philippine SEC.

On October 15, 2012, PLDT and BTFHI, a Filipino corporation and a wholly-owned company of The Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company, or the PLDT Beneficial Trust Fund, entered into a Subscription Agreement, pursuant to which PLDT issued 150 million Voting Preferred Shares to BTFHI at Php1.00 per share reducing the percentage of PLDT’s voting stock held by foreigners from 56.62% (based on Voting Common Stock) as at October 15, 2012 to 18.37% (based on Voting Common and Preferred Stock) as at April 15, 2013.

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013, or the Philippine SEC Guidelines, which we believe was intended to fulfill the Court’s directive to the Philippine SEC in the Gamboa Case. The Philippine SEC Guidelines provided that “the required percentage of Filipino ownership shall be applied to BOTH: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT believes it was, and continues to be, compliant with the Philippine SEC Guidelines. As at end of October 30, 2015, PLDT’s foreign ownership was 30.60% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 16.82% of its total outstanding capital stock. Therefore, we believe that as at November 2, 2015, PLDT is in compliance with the requirement of Section 11, Article XII of the 1987 Constitution.

On June 10, 2013, Jose M. Roy III filed a petition for certiorari with the Supreme Court against the Philippine SEC, Philippine SEC Chairperson Teresita Herbosa and PLDT, claiming: (1) that the Philippine SEC Guidelines violates the Court’s decision in the Gamboa Case (on the basis that
(a) the 60-40 ownership requirement be imposed on “each class of shares” and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of corporations subject to the foreign ownership requirements); and (2) that the PLDT Beneficial Trust Fund is not a Filipino-owned entity and consequently, the corporations owned by PLDT Beneficial Trust Fund, including BTFHI, cannot be considered Filipino-owned corporations.

PLDT raised several procedural and substantive arguments against the petition, including in particular, that (a) the Philippine SEC Guidelines merely implemented the dispositive portion of the decision in the Gamboa Case, and that the dispositive portion of the Gamboa Case that defines “capital” is properly reflected in the Philippine SEC Guidelines, and (b) the fundamental requirements which need to be satisfied in order for PLDT Beneficial Trust Fund and BTFHI to be considered Filipino (for PLDT Beneficial Trust Fund’s Trustees to be Filipinos and for 60% of the Fund to accrue to the benefit of Philippine nationals) are satisfied with respect to the PLDT Beneficial Trust Fund, and therefore, PLDT Beneficial Trust Fund and BTFHI are Filipino shareholders for purposes of classifying their 150 million Voting Preferred Shares in PLDT. As a result, more than 60% of PLDT’s total voting stock is Filipino-owned and PLDT is compliant with the Constitutional ownership requirements.

In 2013, the Philippine SEC and Chairperson Teresita Herbosa also raised a number of arguments for dismissal of the petition for being procedurally flawed and for lack of merit.

In May 2014, the petitioner filed a consolidated reply and a motion for the issuance of a temporary restraining order to prevent PLDT from holding its 2014 annual stockholders meeting. The temporary restraining order was denied and PLDT held its 2014 annual meeting on June 10, 2014 as scheduled.

On February 10, 2015, PLDT filed a consolidated memorandum setting forth its arguments against the petition.

As at November 3, 2015, the resolution of the petition remains pending with the Supreme Court.

Other disclosures required by PAS 37 were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for Legal Contingencies and Tax Assessments.

28. Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at September 30, 2015 and December 31, 2014:

						Financial
			Financial		Available-for-sale	liabilities carried	Total financial
	Loans		instruments	Derivatives used	financial	at amortized	assets and
	and receivables	HTM investments	at FVPL	for hedging	investments	cost	liabilities
				(in million pesos)
Assets as at September 30, 2015 (Unaudited)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	15,438	–	15,438
Investment in debt securities and other long-term investments – net of current portion	821	409	–	–	–	–	1,230
Derivative financial assets – net of current portion	–	–	–	38	–	–	38
Advances and other noncurrent assets – net of current portion	2,736	–	–	–	–	–	2,736
Current:
Cash and cash equivalents	33,902	–	–	–	–	–	33,902
Short-term investments	487	–	674	–	–	–	1,161
Trade and other receivables	24,187	–	–	–	–	–	24,187
Current portion of derivative financial assets	–	–	5	2	–	–	7
Current portion of advances and other noncurrent assets	7,943	–	–	–	–	–	7,943
Total assets	70,076	409	679	40	15,438	–	86,642

Liabilities as at September 30, 2015 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	133,580	133,580
Derivative financial liabilities – net of current portion	–	–	756	262	–	–	1,018
Customers’ deposits	–	–	–	–	–	2,445	2,445
Deferred credits and other noncurrent liabilities	–	–	–	–	–	16,669	16,669
Current:
Accounts payable	–	–	–	–	–	44,549	44,549
Accrued expenses and other current liabilities	–	–	–	–	–	66,426	66,426
Current portion of interest-bearing financial liabilities	–	–	–	–	–	16,957	16,957
Dividends payable	–	–	–	–	–	1,325	1,325
Current portion of derivative financial liabilities	–	–	28	350	–	–	378
Total liabilities	–	–	784	612	–	281,951	283,347

Net assets (liabilities)	70,076	409	(105)	(572)	15,438	(281,951)	(196,705)

Assets as at December 31, 2014 (Audited)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	28,086	–	28,086
Investment in debt securities and other long-term investments – net of current portion	546	414	–	–	–	–	960
Derivative financial assets – net of current portion	–	–	–	94	–	–	94
Advances and other noncurrent assets – net of current portion	2,758	–	–	–	–	–	2,758
Current:
Cash and cash equivalents	26,659	–	–	–	–	–	26,659
Short-term investments	18	–	625	–	–	–	643
Trade and other receivables	29,151	–	–	–	–	–	29,151
Current portion of derivative financial assets	–	–	–	2	–	–	2
Current portion of investment in debt securities and other long-term investments	–	295	–	–	–	–	295
Current portion of advances and other noncurrent assets	7,953	–	–	–	–	–	7,953
Total assets	67,085	709	625	96	28,086	–	96,601

Liabilities as at December 31, 2014 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	115,400	115,400
Derivative financial liabilities – net of current portion	–	–	1,426	34	–	–	1,460
Customers’ deposits	–	–	–	–	–	2,438	2,438
Deferred credits and other noncurrent liabilities	–	–	–	–	–	19,643	19,643
Current:
Accounts payable	–	–	–	–	–	39,416	39,416
Accrued expenses and other current liabilities	–	–	–	–	–	65,981	65,981
Current portion of interest-bearing financial liabilities	–	–	–	–	–	14,729	14,729
Dividends payable	–	–	–	–	–	1,070	1,070
Current portion of derivative financial liabilities	–	–	45	209	–	–	254
Total liabilities	–	–	1,471	243	–	258,677	260,391

Net assets (liabilities)	67,085	709	(846)	(147)	28,086	(258,677)	(163,790)

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at September 30, 2015 and December 31, 2014 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	September 30,	December 31,	September 30,	December 31,
	2015	2014	2015	2014
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
		(in million pesos)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	1,230	960	1,250	969
Advances and other noncurrent assets	2,736	2,758	2,436	2,346

Total	3,966	3,718	3,686	3,315

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt	133,580	115,399	137,837	118,944
Obligations under finance leases	–	1	–	1
Customers’ deposits	2,445	2,438	1,897	1,902
Deferred credits and other noncurrent liabilities	16,669	19,643	15,279	18,360

Total	152,694	137,481	155,013	139,207

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at September 30, 2015 and December 31, 2014:

		Gross amounts of
		recognized
		financial assets
	Gross amounts	and liabilities	Net amount
	of recognized	set-off in the	presented in the
	financial assets	statement of	statement of
	and liabilities	financial position	financial position
		(in million pesos)
September 30, 2015 (Unaudited)
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap – net of current portion	1,400	1,362	38
Current Financial Assets
Trade and other receivables
Foreign administrations	9,953	3,370	6,583
Domestic carriers	11,359	10,632	727
Derivative financial instruments
Current portion of interest rate swap	293	291	2
Total	23,005	15,655	7,350

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	1,715	1,444	271
Current Financial Liabilities
Accounts payable
Suppliers and contractors	40,810	26	40,784
Carriers and other customers	4,099	977	3,122
Derivative financial instruments
Current portion of interest rate swap	558	180	378

Total	47,182	2,627	44,555

		Gross amounts of
		recognized
		financial assets
	Gross amounts of	and liabilities	Net amount
	recognized	set-off in the	presented in the
	financial assets	statement of	statement of
	and liabilities	financial position	financial position
		(in million pesos)
December 31, 2014 (Audited)
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap – net of current portion	1,224	1,130	94
Current Financial Assets
Trade and other receivables
Foreign administrations	11,240	3,368	7,872
Domestic carriers	8,233	7,503	730
Derivative financial instruments
Current portion of interest rate swap	183	181	2
Total	20,880	12,182	8,698

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	1,206	1,148	58
Current Financial Liabilities
Accounts payable
Suppliers and contractors	35,886	29	35,857
Carriers and other customers	5,212	2,413	2,799
Derivative financial instruments
Current portion of interest rate swap	397	143	254

Total	42,701	3,733	38,968

There were no financial instruments subject to an enforceable master netting arrangement that were not set-off in our consolidated statements of financial position.

Below are the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at September 30, 2015 and December 31, 2014. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	September 30, 2015			December 31, 2014
	(Unaudited)			(Audited)
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total

		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments – Listed equity securities	15,304	–	15,304	27,955	–	27,955
Derivative financial assets – net of current portion	–	38	38	–	94	94
Current Financial Assets
Short-term investments	–	674	674	–	625	625
Current portion of derivative financial assets	–	7	7	–	2	2

Total	15,304	719	16,023	27,955	721	28,676

Noncurrent Financial Liabilities
Derivative financial liabilities	–	1,018	1,018	–	1,460	1,460
Current Financial Liabilities
Derivative financial liabilities	–	378	378	–	254	254

Total	–	1,396	1,396	–	1,714	1,714

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at September 30, 2015 and December 31, 2014, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3). As at September 30, 2015 and December 31, 2014, there were no transfers into and out of Level 3 fair value measurements.

As at September 30, 2015 and December 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus counterparties’ credit spread.	Level 3

Fixed Rate Loans:
U.S. dollar notes	Quoted market price.	Level 1

Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2
Other loans in all other currencies
Estimated fair value is based on the discounted
value of future cash flows using the applicable
Commercial Interest Reference Rate and PDST-F
rates for similar types of loans plus PLDT’s
credit spread.
Level 3

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus PLDT’s credit spread.	Level 3

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Available-for-sale financial investments: Fair values of available-for-sale financial investments, which consist of proprietary listed shares, were determined using quoted prices. For investment where there is no active market, investments are carried at cost less any accumulated impairment losses.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. Interest rate swap agreements were designated as cash flow hedges by PLDT and Smart as at September 30, 2015 and December 31, 2014.

As at September 30, 2015 and December 31, 2014, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit valuation adjustment or debit value adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at September 30, 2015 and December 31, 2014:

		September 30, 2015			December 31, 2014
		(Unaudited)			(Audited)
	Maturity	Notional		Mark-to- market Gains (Losses)	Notional		Mark-to- market Gains (Losses)

				(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	2017	US$	202	(Php747)	US$	202	(Php1,402)
Forward foreign exchange contracts	2015		23	1		–	–
DMPI
Interest rate swaps	2017		22	(36)		31	(69)
Smart
Forward foreign exchange contracts	2015		30	3		–	–

				(779)			(1,471)

Transactions designated as hedges:
Cash flow hedges:
PLDT
Interest rate swaps	2017		23	–		–	–
	2018		167	(20)		93	9
	2020		149	(234)		150	(80)
	2022		150	(178)		–	–
Smart
Interest rate swaps	2016		28	–		47	(5)
	2017		22	(1)		28	(2)
	2018		90	(18)		105	(19)
	2019		112	(52)		115	(50)
	2020		200	(69)		–	–

				(572)			(147)

Net liabilities				(Php1,351)			(Php1,618)

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Noncurrent assets	38	94
Current assets	7	2
Noncurrent liabilities	(1,018)	(1,460)
Current liabilities	(378)	(254)

Net liabilities	(1,351)	(1,618)

Movements of our consolidated mark-to-market losses for the nine months ended September 30, 2015 and for the year ended December 31, 2014 are summarized as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market losses at beginning of the period	(1,618)	(1,940)
Gains on derivative financial instruments (Note 4)	687	208
Settlements, accretions and conversions	218	243
Effective portion recognized in the profit or loss for the cash flow hedges	(244)	(35)
Net fair value gains on cash flow hedges charged to other comprehensive income	(394)	(94)
Net mark-to-market losses at end of the period	(1,351)	(1,618)

Our consolidated analysis of gains on derivative financial instruments for the nine months ended September 30, 2015 and 2014 are as follows:

	September 30,
	2015	2014
	(Unaudited)
	(in million pesos)
Gains on derivative financial instruments (Note 4)	687	244
Hedge costs	(240)	(231)

Net gains on derivative financial instruments	447	13

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Currency Swaps

PLDT has entered into a long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2017. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The outstanding swap contracts have an agreed average swap exchange rates of Php49.85 for the nine months ended September 30, 2015 and 2014. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.42% per annum for the nine months ended September 30, 2015 and 2014.

On various dates from August to November 2012, the long-term principal only-currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement of Php256 million. As a result of these unwinding transactions, the total notional amount of US$300 million of the long-term currency swaps that we entered to hedge the 2017 fixed rate notes was reduced to US$202 million with mark-to-market losses of Php747 million and Php1,402 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

In October 2015, PLDT entered into long-term principal only-currency swap agreements with various counterparties to hedge the currency risk on its floating rate loan maturing in 2018. The total notional amount of the currency swaps was at US$50 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The swap contracts have an agreed average swap exchange rates of Php46.43. The semi-annual fixed swap cost payments that PLDT is required to make to its counterparties averaged about 2.37% per annum. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

Forward Foreign Exchange Contracts

On various dates in September 2015, PLDT entered into short-term U.S. dollar forward foreign exchange purchase contracts to hedge dollar liabilities. The total forward foreign exchange purchase contracts amounted to US$23 million with U.S. dollar forward purchase average exchange rate of Php46.95 resulting to total mark-to-market gain of Php1.5 million as at September 30, 2015. There were no outstanding forward foreign exchange contracts as at December 31, 2014.

Interest Rate Swaps

On May 17, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate.  Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on June 6, 2013) and in exchange, will pay a fixed rate of 1.945%.  The outstanding notional amounts under this agreement amounted to US$22.2 million and US$31 million with mark-to-market gains of Php1 million and Php9 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On June 26, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate.  Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on September 6, 2013) and in exchange, will pay a fixed rate of 2.385%.  The outstanding notional amounts under this agreement amounted to US$22.2 million and US$31 million with mark-to-market losses of Php6 million and Php2 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On July 19, 2013, PLDT entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on September 6, 2013) and in exchange, will pay a fixed rate of 2.25%. The outstanding notional amounts under this agreement amounted to US$22.2 million and US$31 million with mark-to-market losses of Php4 million and gains of Php2 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On August 14, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$100 million Loan Facility maturing in August 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on November 12, 2014) and in exchange, will pay a fixed rate of 3.46%. The outstanding notional amounts under this agreement amounted to US$49.5 million with mark-to-market losses of Php77 million and Php25 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On August 20, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$100 million Loan Facility maturing in August 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on November 12, 2014) and in exchange, will pay a fixed rate of 3.455%. The outstanding notional amounts under this agreement amounted to US$49.5 million with mark-to-market losses of Php76 million and Php25 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On September 4, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$25 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$50 million Loan Facility maturing in September 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on December 2, 2014) and in exchange, will pay a fixed rate of 3.455%. The outstanding notional amounts under this agreement amounted to US$25 million with mark-to-market losses of Php40 million and Php14 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On September 5, 2014, PLDT entered into a six-year interest rate swap agreement with a total notional amount of US$25 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$50 million Loan Facility maturing in September 2020 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on December 2, 2014) and in exchange, will pay a fixed rate of 3.49%. The outstanding notional amounts under this agreement amounted to US$25 million with mark-to-market losses of Php41 million and Php16 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On January 14, 2015, PLDT entered into a three-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on January 20, 2015) and in exchange, will pay a fixed rate of 2.16%. The outstanding notional amount under this agreement amounted to U$41.7 million with mark-to-market loss of Php5 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On January 14, 2015, PLDT entered into a three-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on January 20, 2015) and in exchange, will pay a fixed rate of 2.15%. The outstanding notional amount under this agreement amounted to US$41.7 million with mark-to-market loss of Php4 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On January 23, 2015, PLDT entered into a two-year interest rate swap agreement with a total notional amount of US$30 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$150 million Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on March 10, 2015) and in exchange, will pay a fixed rate of 2.11%. The outstanding notional amount under this agreement amounted to US$22.5 million with mark-to-market gain of Php4 thousand as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On February 2, 2015, PLDT entered into a three-year interest rate swap agreement with a total notional amount of US$20 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on April 16, 2015) and in exchange, will pay a fixed rate of 2.14%. The outstanding notional amount under this agreement amounted to US$16.7 million with mark-to-market loss of Php2 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On April 22, 2015, PLDT entered into a seven-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in February 2022 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on February 26, 2016) and in exchange will pay a fixed rate of 2.59%. The outstanding notional amount under this agreement amounted to US$50 million with mark-to-market loss of Php38 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On June 4, 2015, PLDT entered into a seven-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in February 2022 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on June 15, 2015) and in exchange will pay a fixed rate of 2.7125%. The outstanding notional amount under this agreement amounted to US$50 million with mark-to-market loss of Php67 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On June 8, 2015, PLDT entered into a seven-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in February 2022 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on August 24, 2015) and in exchange will pay a fixed rate of 2.79%. The outstanding notional amount under this agreement amounted to US$50 million with mark-to-market loss of Php73 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements outstanding as at September 30, 2015 and December 31, 2014 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement.   The mark-to-market gains/losses of the interest rate swaps with aggregate notional amounts of US$489 million and US$243 million amounted to losses of Php432 million and Php71 million as at September 30, 2015 and December 31, 2014, respectively. The mark-to-market losses amounting to Php403 million and Php51 million were recognized in our consolidated other comprehensive income as at September 30, 2015 and December 31, 2014, respectively. Interest accrual on the interest rate swaps amounting to Php29 million and Php20 million were recorded as at September 30, 2015 and December 31, 2014, respectively. The ineffective portion of the movements in the fair value amounting to Php0.16 million and Php0.2 million were recognized in our consolidated income statements for the nine months ended September 30, 2015 and 2014, respectively.

DMPI

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposure on the US$59.2 million Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, DMPI is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as at the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amounts under this agreement amounted to US$10 million and US$17 million with mark-to-market losses of the interest rate swap of Php14 million and Php37 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposure on the US$51.2 million Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, DMPI is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as at the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amounts under this agreement amounted to US$12 million and US$14 million with mark-to-market losses of the interest rate swap of Php22 million and Php32 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The mark-to-market losses of the interest rate swaps with aggregate notional amounts of US$22 million and US$31 million amounted to Php36 million and Php69 million as at September 30, 2015 and December 31, 2014, respectively.

Smart

Long-term Currency Swaps

On various dates in October 2015, Smart entered into long-term principal only-currency swap agreements with various counterparties to hedge the currency risk on a portion of its fixed rate loan maturing in 2020. The total notional amount of the currency swaps was at US$60 million. Under the swaps, Smart effectively exchanges the principal of its U.S. dollar-denominated fixed rate loan into Philippine peso-denominated loan exposures at agreed swap exchange rates. The swap contracts have an agreed average swap exchange rates of Php46.434. The semi-annual fixed swap cost payments that Smart is required to make its counterparties averaged about 2.31% per annum. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

Forward Foreign Exchange Contracts

In March 2015, Smart entered into a short-term U.S. dollar forward foreign exchange sale contract for an amount of US$29 million as at March 31, 2015 to hedge the loan proceeds from the partial drawdown of the US$200 million Mizuho Facility with average exchange rate of Php44.801. The mark-to-market gain recognized in the profit or loss was Php1 million as at March 31, 2015. In April 2015, all outstanding forward foreign exchange sale contracts matured and the proceeds of which amounted to Php1,299 million.

In May 2015, Smart entered into a short-term U.S. dollar forward foreign exchange sale contract for an amount of US$18 million as at June 30, 2015 to hedge the loan proceeds from the partial drawdown of the US$200 million Mizuho Facility with average exchange rate of Php44.891. The mark-to-market loss recognized in the profit or loss was Php5 million as at June 30, 2015. In July 2015, all outstanding forward foreign exchange sale contracts matured and the proceeds of which amounted to Php786 million.

On various dates in 2015, Smart entered into a short-term U.S. dollar forward foreign exchange purchase contract for an amount of US$30 million as at September 30, 2015 to hedge the outstanding U.S. dollar liabilities for the period with average exchange rate of Php46.915. The mark-to-market gain recognized in the profit or loss was Php3 million as at September 30, 2015. There were no outstanding forward foreign exchange contracts as at December 31, 2014.

Interest Rate Swaps

On May 8, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$45 million to hedge its interest rate exposure on the outstanding balance of the US$60 million Loan Facility maturing in June 2016 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 6, 2013) and in exchange, will pay a fixed rate of 1.53%. The outstanding notional amounts under this agreement amounted to US$15 million and US$22 million with mark-to-market losses of Php180 thousand and Php2 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 9, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$38 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in August 2016 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on February 19, 2014) and in exchange, will pay a fixed rate of 1.43%.  The outstanding notional amounts under this agreement amounted to US$13 million and US$25 million with mark-to-market gain of Php105 thousand and mark-to-market loss of Php3 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 16, 2013, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$44 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in May 2017 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on November 29, 2013) and in exchange, will pay a fixed rate of 1.77%.  The outstanding notional amounts under this agreement amounted to US$22 million and US$28 million with mark-to-market losses of Php573 thousand and Php2 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On July 18, 2013, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$40 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on March 25, 2014) and in exchange, will pay a fixed rate of 2.36%. The outstanding notional amounts under this agreement amounted to US$30 million and US$35 million with mark-to-market losses of Php10 million and Php11 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On August 14, 2014, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$65 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$100 million Loan Facility maturing in March 2019 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on March 9, 2015) and in exchange, will pay a fixed rate of 2.23%. The outstanding notional amounts under this agreement amounted to US$50 million and US$65 million with mark-to-market losses of Php17 million and Php27 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 2, 2014, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on the US$50 million Loan Facility maturing in May 2019 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on May 14, 2015) and in exchange, will pay a fixed rate of 2.58%. The outstanding notional amounts under this agreement amounted to US$44 million and US$50 million with mark-to-market losses of Php29 million and Php23 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 16, 2014, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$25 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on June 22, 2015) and in exchange, will pay a fixed rate of 2.16%. The outstanding notional amounts under this agreement amounted to US$21 million and US$25 million with mark-to-market loss of Php3 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 16, 2014, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$25 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on June 22, 2015) and in exchange, will pay a fixed rate of 2.14%. The outstanding notional amounts under this agreement amounted to US$21 million and US$25 million with mark-to-market loss of Php3 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 16, 2014, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$20 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on June 22, 2015) and in exchange, will pay a fixed rate of 2.14%. The outstanding notional amounts under this agreement amounted to US$18 million and US$20 million with mark-to-market loss of Php2 million as at September 30, 2015 and December 31, 2014, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On January 7, 2015, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$20 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$100 million Loan Facility maturing in March 2019 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on September 7, 2015) and in exchange, will pay a fixed rate of 2.24%. The outstanding notional amount under this agreement amounted to US$18 million with mark-to-market loss of Php6 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On March 16, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$20 million to hedge its interest rate exposure on a portion of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on September 23, 2015) and in exchange, will pay a fixed rate of 2.23%. The outstanding notional amount under this agreement amounted to US$20 million with mark-to-market loss of Php9 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On March 19, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on September 23, 2015) and in exchange, will pay a fixed rate of 2.10%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php2 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On March 19, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on September 23, 2015) and in exchange, will pay a fixed rate of 2.06%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php2 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On March 19, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$20 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on September 23, 2015) and in exchange, will pay a fixed rate of 2.07%. The outstanding notional amount under this agreement amounted to US$20 million with mark-to-market loss of Php5 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On March 23, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on September 23, 2015) and in exchange, will pay a fixed rate of 2.10%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php3 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On March 23, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on September 23, 2015) and in exchange, will pay a fixed rate of 2.09%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php3 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On March 24, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on September 23, 2015) and in exchange, will pay a fixed rate of 2.08%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php3 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On March 25, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on September 23, 2015) and in exchange, will pay a fixed rate of 2.05%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php2 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 11, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 2, 2015) and in exchange, will pay a fixed rate of 2.12%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php4 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 11, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$20 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 2, 2015) and in exchange, will pay a fixed rate of 2.09%. The outstanding notional amount under this agreement amounted to US$20 million with mark-to-market loss of Php8 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 15, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 2, 2015) and in exchange, will pay a fixed rate of 2.09%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php4 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 15, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 2, 2015) and in exchange, will pay a fixed rate of 2.09%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php4 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 15, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 2, 2015) and in exchange, will pay a fixed rate of 2.09%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php4 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 18, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 2, 2015) and in exchange, will pay a fixed rate of 2.08%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php4 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 18, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 2, 2015) and in exchange, will pay a fixed rate of 2.08%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php4 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 18, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 2, 2015) and in exchange, will pay a fixed rate of 2.06%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php4 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 28, 2015, Smart entered into a five-year interest rate swap agreement with a total notional amount of US$10 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 2, 2015) and in exchange, will pay a fixed rate of 2.09%. The outstanding notional amount under this agreement amounted to US$10 million with mark-to-market loss of Php4 million as at September 30, 2015. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements outstanding as at September 30, 2015 and December 31, 2014 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement. The mark-to-market losses of the interest rate swaps with aggregate notional amounts of US$452 million and US$295 million amounted to Php140 million and Php76 million as at September 30, 2015 and December 31, 2014, respectively. The mark-to-market losses amounting to Php108 million and Php66 million were recognized in our consolidated other comprehensive income as at September 30, 2015 and December 31, 2014, respectively. Interest accrual on the interest rate swaps amounting to Php33 million and Php10 million were recognized as at September 30, 2015 and December 31, 2014, respectively. There were no ineffective portions of the movements in the fair value instruments that were recognized in our consolidated income statements for the nine months ended September 30, 2015 and 2014.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures are not met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php33,902 million and Php1,161 million, respectively, as at September 30, 2015, which we can use to meet our short-term liquidity needs. See Note 16 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at September 30, 2015 and December 31, 2014:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
			(in million pesos)
September 30, 2015 (Unaudited)
Loans and receivables:	80,796	77,038	2,717	646	395
Advances and other noncurrent assets	10,880	7,943	2,130	646	161
Cash equivalents	26,457	26,457	–	–	–
Short-term investments	487	487	–	–	–
Investment in debt securities and other long-term investments	821	–	587	–	234
Retail subscribers	20,222	20,222	–	–	–
Corporate subscribers	9,363	9,363	–	–	–
Foreign administrations	6,959	6,959	–	–	–
Domestic carriers	819	819	–	–	–
Dealers, agents and others	4,788	4,788	–	–	–
HTM investments:	409	–	259	150	–
Investment in debt securities and other long-term investments	409	–	259	150	–
Financial instruments at FVPL:	674	674	–	–	–
Short-term investments	674	674	–	–	–
Available-for-sale financial investments	15,438	–	–	–	15,438

Total	97,317	77,712	2,976	796	15,833

December 31, 2014 (Audited)
Loans and receivables:	76,041	72,536	1,303	1,086	1,116
Advances and other noncurrent assets	10,912	7,953	1,070	773	1,116
Cash equivalents	19,843	19,843	–	–	–
Short-term investments	18	18	–	–	–
Investment in debt securities and other long-term investments	546	–	233	313	–
Retail subscribers	17,053	17,053	–	–	–
Foreign administrations	8,420	8,420	–	–	–
Corporate subscribers	7,941	7,941	–	–	–
Domestic carriers	823	823	–	–	–
Dealers, agents and others	10,485	10,485	–	–	–
HTM investments:	709	295	264	–	150
Investment in debt securities and other long-term investments	709	295	264	–	150
Financial instruments at FVPL:	625	625	–	–	–
Short-term investments	625	625	–	–	–
Available-for-sale financial investments	28,086	–	–	–	28,086

Total	105,461	73,456	1,567	1,086	29,352

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at September 30, 2015 and December 31, 2014:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
			(in million pesos)
September 30, 2015 (Unaudited)
Debt(1):	180,516	1,796	77,780	35,416	65,524
Principal	151,177	1,517	63,196	28,759	57,705
Interest	29,339	279	14,584	6,657	7,819
Lease obligations:	17,954	10,081	3,652	2,044	2,177
Operating lease	17,952	10,079	3,652	2,044	2,177
Finance lease	2	2	–	–	–
Unconditional purchase obligations(2)	155	27	47	47	34
Other obligations:	125,531	104,767	15,949	2,997	1,818
Derivative financial liabilities(3):	1,753	130	1,591	32	–
Long-term currency swap	1,077	–	1,077	–	–
Interest rate swap	673	127	514	32	–
Forward foreign exchange contracts	3	3	–	–	–
Various trade and other obligations:	123,778	104,637	14,358	2,965	1,818
Suppliers and contractors	56,986	40,784	13,316	2,886	–
Utilities and related expenses	38,146	38,119	13	3	11
Liability from redemption of preferred shares	7,909	7,909	–	–	–
Employee benefits	6,579	6,579	–	–	–
Carriers and other customers	3,122	3,122	–	–	–
Customers’ deposits	2,445	–	562	76	1,807
Dividends	1,325	1,325	–	–	–
Others	7,266	6,799	467	–	–

Total contractual obligations	324,156	116,671	97,428	40,504	69,553

December 31, 2014 (Audited)
Debt(1):	157,607	575	71,798	27,100	58,134
Principal	130,634	377	57,918	21,107	51,232
Interest	26,973	198	13,880	5,993	6,902
Lease obligations:	18,190	9,446	4,302	2,132	2,310
Operating lease	18,184	9,446	4,296	2,132	2,310
Finance lease	6	–	6	–	–
Unconditional purchase obligations(2)	211	72	45	45	49
Other obligations:	122,486	98,452	17,073	5,160	1,801
Derivative financial liabilities(3):	2,057	131	1,926	–	–
Long-term currency swap	1,712	–	1,712	–	–
Interest rate swap	345	131	214	–	–
Various trade and other obligations:	120,429	98,321	15,147	5,160	1,801
Suppliers and contractors	55,288	35,857	14,356	5,075	–
Utilities and related expenses	35,049	35,021	6	5	17
Employee benefits	8,234	8,234	–	–	–
Liability from redemption of preferred shares	7,922	7,922	–	–	–
Carriers and other customers	2,799	2,799	–	–	–
Customers’ deposits	2,438	–	574	80	1,784
Dividends	1,070	1,070	–	–	–
Others	7,629	7,418	211	–	–

Total contractual obligations	298,494	108,545	93,218	34,437	62,294

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL. See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at September 30, 2015 and December 31, 2014 are as follows:

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	10,209	9,570
After one year but not more than five years	5,566	6,304
More than five years	2,177	2,310

Total	17,952	18,184

Finance Lease Obligations

See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php155 million and Php211 million as at September 30, 2015 and December 31, 2014, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php123,778 million and Php120,429 million as at September 30, 2015 and December 31, 2014, respectively. See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php20 million and Php32 million as at September 30, 2015 and December 31, 2014, respectively. These commitments will expire within one year.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at September 30, 2015 and December 31, 2014.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instruments will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, a substantial portion of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange sale and purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative conversion adjustments in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at September 30, 2015 and December 31, 2014:

	September 30, 2015		December 31, 2014
	(Unaudited)		(Audited)
U.S. Dollar		Php(1)	U.S. Dollar	Php(2)

(in millions)
Noncurrent Financial Assets
Available-for-sale financial investments	–	15	623	27,855
Investment in debt securities and other long-term investments	18	821	7	313
Derivative financial assets – net of current portion	1	38	2	94
Advances and other noncurrent assets – net of current portion	–	1	–	17

Total noncurrent financial assets	19	875	632	28,279

Current Financial Assets
Cash and cash equivalents	225	10,546	149	6,665
Short-term investments	24	1,143	14	625
Trade and other receivables – net	161	7,553	210	9,414
Current portion of derivative financial assets	–	7	–	2
Current portion of advances and other noncurrent assets	–	19	–	10

Total current financial assets	410	19,268	373	16,716

Total Financial Assets	429	20,143	1,005	44,995

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,163	54,453	1,046	46,812
Derivative financial liabilities – net of current portion	22	1,018	33	1,460
Other noncurrent liabilities	–	2	–	–

Total noncurrent financial liabilities	1,185	55,473	1,079	48,272

Current Financial Liabilities
Accounts payable	113	4,840	121	5,438
Accrued expenses and other current liabilities	143	6,714	153	6,856
Current portion of interest-bearing financial liabilities	348	16,311	316	14,124
Current portion of derivative financial liabilities	8	378	6	254

Total current financial liabilities	612	28,243	596	26,672

Total Financial Liabilities	1,797	83,716	1,675	74,944

(1)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php46.83 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at September 30, 2015.

(2)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php44.74 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2014.

As at November 2, 2015, the Philippine peso-U.S. dollar exchange rate was Php46.80 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php41 million as at September 30, 2015.

Approximately 47% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at September 30, 2015 and December 31, 2014. Consolidated foreign currency-denominated debt increased to Php70,304 million as at September 30, 2015 from Php60,632 million as at December 31, 2014. See Note 21 – Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts was US$202 million as at September 30, 2015 and December 31, 2014. Consequently, the unhedged portion of our consolidated debt amounts was approximately 39% (or 30%, net of our consolidated U.S. dollar cash balances) and 40% (or 34%, net of our consolidated U.S. dollar cash balances) as at September 30, 2015 and December 31, 2014, respectively.

Approximately, 18% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the nine months ended September 30, 2015 as compared with approximately 20% for the nine months ended September 30, 2014. Approximately, 10% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar in each of the nine months ended September 30, 2015 and 2014. In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debt in Philippine pesos.

The Philippine peso depreciated by 4.67% against the U.S. dollar to Php46.83 to US$1.00 as at September 30, 2015 from Php44.74 to US$1.00 as at December 31, 2014. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php2,523 million and Php741 million for the nine months ended September 30, 2015 and 2014, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until December 31, 2015. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 0.36% as compared to the exchange rate of Php46.83 to US$1.00 as at September 30, 2015. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 0.36% as at September 30, 2015, with all other variables held constant, profit after tax for the nine months ended September 30, 2015 would have been approximately Php135 million higher/lower and our consolidated stockholders’ equity as at September 30, 2015 would have been approximately Php135 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at September 30, 2015 and December 31, 2014. Financial instruments that are not subject to interest rate risk were not included in the table.

As at September 30, 2015 (Unaudited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	–	8	5	–	5	18	821	–	821	18	832
Interest rate	–	4.0000% to 10.0000%	3.5000% to 4.0000%	–	8%	–	–	–	–	–	–
Philippine Peso	–	6	–	3	–	9	409	–	409	9	418
Interest rate	–	4.2440%	–	4.8370%	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	28	–	–	–	–	28	1,294	–	1,294	28	1,294
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	89	–	–	–	–	89	4,155	–	4,155	89	4,155
Interest rate	0.0010% to 2.2000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	–	–	–	–	–	–	23	–	23	–	23
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	165	–	–	–	–	165	7,703	–	7,703	165	7,703
Interest rate	0.2500% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	400	–	–	–	–	400	18,754	–	18,754	400	18,754
Interest rate	0.2500% to 4.6875%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	24	–	–	–	–	24	1,143	–	1,143	24	1,143
Interest rate	2.1622% to 4.1420%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	18	–	18	–	18
Interest rate	1.5000%	–	–	–	–	–	–	–	–	–	–

	706	14	5	3	5	733	34,320	–	34,320	733	34,340

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–	228	–	–	–	228	10,696	34	10,662	252	11,786
Interest rate	–	8.3500%	–	–	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	–	59	44	22	11	136	6,383	49	6,334	141	6,597
Interest rate	–	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	2.8850%	–	–	–	–	–	–
Philippine Peso	–	195	16	310	1,017	1,538	71,992	153	71,839	1,586	74,303
Interest rate	–	4.4850% to 6.2600%	4.4850% to 6.2600%	4.4850% to 6.2600%	4.4850% to 6.2600%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	33	551	251	278	34	1,147	53,691	383	53,308	1,146	53,691
Interest rate	0.8500% to 1.0000% over LIBOR	0.3000% to 1.8000% over LIBOR	0.7900% to 1.8000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.9500% to 1.4500% over LIBOR	–	–	–	–	–	–
Philippine Peso	–	3	2	4	170	179	8,415	23	8,392	180	8,415
Interest rate	–	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	–	–	–	–	–	–

	33	1,036	313	614	1,232	3,228	151,177	642	150,535	3,305	154,792

As at December 31, 2014 (Audited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	–	–	5	7	–	12	546	–	546	12	558
Interest rate	–	–	10.0000%	3.5000 to 4.000%	–	–	–	–	–	–	–
Philippine Peso	7	1	5	–	3	16	709	–	709	16	706
Interest rate	2.9310%	4.2188%	4.2500%	–	4.8371%	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	23	–	–	–	–	23	1,044	–	1,044	23	1,044
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	82	–	–	–	–	82	3,675	–	3,675	82	3,675
Interest rate	0.0010% to 1.5500%	–	–	–	–	–	–	–	–	–	–
Other Currencies	1	–	–	–	–	1	23	–	23	1	23
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	88	–	–	–	–	88	3,929	–	3,929	88	3,929
Interest rate	0.2500% to 1.5000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	356	–	–	–	–	356	15,914	–	15,914	356	15,914
Interest rate	0.5000% to 5.0000%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	14	–	–	–	–	14	625	–	625	14	625
Interest rate	4.9570%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	18	–	18	–	18
Interest rate	1.3750%	–	–	–	–	–	–	–	–	–	–

	571	1	10	7	3	592	26,483	–	26,483	592	26,492

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–	–	228	–	–	228	10,218	48	10,170	263	11,738
Interest rate	–	–	8.3500%	–	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	5	61	26	20	–	112	4,998	74	4,924	111	4,972
Interest rate	2.9900%	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	–	–	–	–	–	–	–
Philippine Peso	–	31	184	331	823	1,369	61,240	173	61,067	1,403	62,780
Interest rate	–	3.9250% to 6.2600%	3.9250% to 6.3462%	3.9250% to 6.3462%	4.4850% to 6.3462%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	4	546	213	116	143	1,022	45,728	190	45,538	1,022	45,728
Interest rate	0.3500% to 0.5500% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.9500% to 1.8000% over LIBOR	1.4000% to 1.4500% over LIBOR	–	–	–	–	–	–
Philippine Peso	–	4	2	4	179	189	8,450	26	8,424	189	8,450
Interest rate	–	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	–	–	–	–	–	–

	9	642	653	471	1,145	2,920	130,634	511	130,123	2,988	133,668

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until December 31, 2015. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 8 basis points, or bps, and 10 bps higher/lower, respectively, as compared to levels as at September 30, 2015. If U.S. dollar interest rates had been 8 bps higher/lower as compared to market levels as at September 30, 2015, with all other variables held constant, profit after tax for the nine months ended September 30, 2015 and our consolidated stockholders’ equity as at September 30, 2015 would have been approximately Php25 million and Php10 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 10 bps higher/lower as compared to market levels as at September 30, 2015, with all other variables held constant, profit after tax for the nine months ended September 30, 2015 and our consolidated stockholders’ equity as at September 30, 2015 would have been approximately Php9 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at September 30, 2015 and December 31, 2014:

	September 30, 2015 (Unaudited)
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	10,679	–	10,679
Cash and cash equivalents	33,902	366	33,536
Short-term investments	487	–	487
Investment in debt securities and other long-term investments	821	–	821
Retail subscribers	9,406	42	9,364
Foreign administrations	6,583	–	6,583
Corporate subscribers	4,415	161	4,254
Domestic carriers	727	–	727
Dealers, agents and others	3,056	1	3,055
HTM investments:
Investment in debt securities and other long-term investments	409	–	409
Financial instruments at FVPL:
Short-term investments	674	–	674
Forward foreign exchange contracts	5	–	5
Available-for-sale financial investments	15,438	–	15,438
Derivatives used for hedging:
Interest rate swap	40	–	40

Total	86,642	570	86,072

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at September 30, 2015.

	December 31, 2014 (Audited)
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	10,711	1	10,710
Cash and cash equivalents	26,659	266	26,393
Short-term investments	18	–	18
Investment in debt securities and other long-term investments	546	–	546
Retail subscribers	8,920	46	8,874
Foreign administrations	7,872	–	7,872
Corporate subscribers	3,615	139	3,476
Domestic carriers	730	–	730
Dealers, agents and others	8,014	1	8,013
HTM investments:
Investment in debt securities and other long-term investments	709	–	709
Available-for-sale financial investments	28,086	–	28,086
Financial instruments at FVPL:
Short-term investments	625	–	625
Derivatives used for hedging:
Interest rate swap	96	–	96

Total	96,601	453	96,148

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2014.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at September 30, 2015 and December 31, 2014:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired Impaired
			(in million pesos)
September 30, 2015 (Unaudited)
Loans and receivables:	88,241	45,375	13,131	11,570	18,165
Advances and other noncurrent assets	10,880	8,952	1,717	10	201
Cash and cash equivalents	33,902	29,830	4,072	–	–
Short-term investments	487	487	–	–	–
Investment in debt securities and other long-term investments	821	587	234	–	–
Retail subscribers	20,222	1,876	3,488	4,042	10,816
Corporate subscribers	9,363	1,024	1,194	2,197	4,948
Foreign administrations	6,959	1,268	2,085	3,230	376
Domestic carriers	819	53	128	546	92
Dealers, agents and others	4,788	1,298	213	1,545	1,732
HTM investments:	409	409	–	–	–
Investment in debt securities and other long-term investments	409	409	–	–	–
Financial instruments at FVPL(3):	679	679	–	–	–
Short-term investments	674	674	–	–	–
Forward foreign exchange contracts	5	5	–	–	–
Available-for-sale financial investments	15,438	15,373	65	–	–
Derivatives used for hedging:	40	40	–	–	–
Interest rate swaps	40	40	–	–	–
Total	104,807	61,876	13,196	11,570	18,165

December 31, 2014 (Audited)
Loans and receivables:	82,857	43,730	11,083	12,272	15,772
Advances and other noncurrent assets	10,912	8,978	1,732	1	201
Cash and cash equivalents	26,659	23,952	2,707	–	–
Short-term investments	18	18	–	–	–
Investment in debt securities and other long-term investments	546	546	–	–	–
Retail subscribers	17,053	2,115	2,894	3,911	8,133
Foreign administrations	8,420	2,825	535	4,512	548
Corporate subscribers	7,941	1,008	654	1,953	4,326
Domestic carriers	823	90	158	482	93
Dealers, agents and others	10,485	4,198	2,403	1,413	2,471
HTM investments:	709	709	–	–	–
Investment in debt securities and other long-term investments	709	709	–	–	–
Available-for-sale financial investments	28,086	28,024	62	–	–
Financial instruments at FVPL(3):	625	625	–	–	–
Short-term investments	625	625	–	–	–
Derivatives used for hedging:	96	96	–	–	–
Interest rate swaps	96	96	–	–	–

Total	112,373	73,184	11,145	12,272	15,772

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at September 30, 2015 and December 31, 2014 are as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
September 30, 2015 (Unaudited)
Loans and receivables:	88,241	58,506	4,214	1,372	5,984	18,165
Advances and other noncurrent assets	10,880	10,669	–	–	10	201
Cash and cash equivalents	33,902	33,902	–	–	–	–
Short-term investments	487	487	–	–	–	–
Investment in debt securities and other long-term investments	821	821	–	–	–	–
Retail subscribers	20,222	5,364	2,165	374	1,503	10,816
Corporate subscribers	9,363	2,218	1,026	307	864	4,948
Foreign administrations	6,959	3,353	676	527	2,027	376
Domestic carriers	819	181	145	80	321	92
Dealers, agents and others	4,788	1,511	202	84	1,259	1,732
HTM investments:	409	409	–	–	–	–
Investment in debt securities and other long-term investments	409	409	–	–	–	–
Financial instruments at FVPL:	679	679	–	–	–	–
Short-term investments	674	674	–	–	–	–
Forward foreign exchange contracts	5	5	–	–	–	–
Available-for-sale financial investments	15,438	15,438	–	–	–	–
Derivatives used for hedging:	40	40	–	–	–	–
Interest rate swaps	40	40	–	–	–	–

Total	104,807	75,072	4,214	1,372	5,984	18,165

December 31, 2014 (Audited)
Loans and receivables:	82,857	54,813	5,285	1,149	5,838	15,772
Advances and other noncurrent assets	10,912	10,710	–	–	1	201
Cash and cash equivalents	26,659	26,659	–	–	–	–
Short-term investments	18	18	–	–	–	–
Investment in debt securities and other long-term investments	546	546	–	–	–	–
Retail subscribers	17,053	5,009	1,949	325	1,637	8,133
Foreign administrations	8,420	3,360	932	468	3,112	548
Corporate subscribers	7,941	1,662	951	234	768	4,326
Domestic carriers	823	248	166	97	219	93
Dealers, agents and others	10,485	6,601	1,287	25	101	2,471
HTM investments:	709	709	–	–	–	–
Investment in debt securities and other long-term investments	709	709	–	–	–	–
Available-for-sale financial investments	28,086	28,086	–	–	–	–
Financial instruments at FVPL:	625	625	–	–	–	–
Short-term investments	625	625	–	–	–	–
Derivatives used for hedging:	96	96	–	–	–	–
Interest rate swaps	96	96	–	–	–	–
Total	112,373	84,329	5,285	1,149	5,838	15,772

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. We also recognize an impairment for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We did not buy back any shares of common stock as of third quarter of 2015 and 2014. See Note 20 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the nine months ended September 30, 2015 and 2014.